As filed with the Securities and Exchange Commission on April 1, 1997
                                                     Registration No. 333-14289

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Amendment No. 5
                                       To
                                    Form S-1
             Registration Statement under the Securities Act of 1933

                           Trans Global Services, Inc.

                             Asher S. Levitsky P.C.
                           Esanu Katsky Korins & Siger
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000
                               Fax: (212) 953-6899
            (Name, address and telephone number of agent for service)

                                   Copies to:


Lewis S. Schiller, Chief Executive Officer          Stuart Neuhauser, Esq.
Trans Global Services, Inc.                         Bernstein & Wasserman, LLP
1770 Motor Parkway                                  950 Third Avenue
Hauppauge, NY 11788                                 New York, NY 10022
(516) 582-9000                                      (212) 826-0730
Fax: (516) 582-9052                                 Fax: (212) 371-4730


                         Calculation of Registration Fee

================================================================================

                                                                                                      Maximum
                                                              Amount to be       Maximum Offering     Aggregate        Registration
Title of each class of securities to be registered            Registered         Price Per Unit(1)    Offering Price        Fee
--------------------------------------------------            ----------         -----------------    --------------        ---
Series G Convertible Redeemable Preferred Stock,              1,150,000 Shs.          $6.00           $6,900,000.00      $2,379.30
par value $.01 per share(2)

Common Stock, par value $.01 per share(3)                            --                  --                      --             --

Representative's Options(4)                                     100,000 Optns.          .001                 100.00            .04

Series G Convertible Redeemable Preferred Stock,                100,000 Shs.           9.90              990,000.00         341.38
par value $.01 per share(5),(6)

Common Stock, par value $.01 per share(3)                            --                  --                      --             --
                                                                                                                         ---------
                                                                                                                         $2,720.72
                                                                                                                         =========

====================================================================================================================================
                                                                                                       (Footnotes on following page)

                                                 (Footnotes from preceding page)

(1) Estimated solely for purposes of computation of the registration fee pursuant to Rule 457.

(2) Includes 150,000 shares of Series G Convertible Redeemable Preferred Stock ("Series G Preferred Stock") issuable upon exercise of the Underwriters' over-allotment option.

(3) Represents an indeterminate number of shares of Common Stock issuable upon conversion of the Series G Preferred Stock.

(4) Represents options (the "Underwriters' Options") to purchase 100,000 shares of Series G Preferred Stock to be issued to the Representative.

(5) Represents shares of Series G Preferred Stock issuable upon exercise of the Underwriters' Options.

(6) Pursuant to Rule 416, there are also being registered such additional securities as may become issuable pursuant to the anti-dilution provisions of the Underwriters' Options.

                           Trans Global Services, Inc.

                   Cross-Reference Sheet Pursuant to Rule 404


        Item No.                                 Caption in Prospectus
        --------                                 ---------------------
1.   Forepart of the Registration Statement   Registration Statement Facing
     and Outside Front Cover of Prospectus    Page, Prospectus Cover Page
2.   Inside Front and Outside Back Cover      Inside Cover Page, Back Cover Page
     Pages of Prospectus
3.   Summary Information, Risk Factors and    Prospectus Summary, Risk Factors
     Ratio of Earnings to Fixed Charges
4.   Use of Proceeds                          Use of Proceeds
5.   Determination of Offering Price          Cover Page, Risk Factors,
                                              Underwriting
6.   Dilution                                 Dilution
7.   Selling Security Holders                 N.A.
8.   Plan of Distribution                     Cover Page, Inside Cover Page,
                                              Underwriting
9.   Description of Securities to be          Description of Securities
     Registered
10.  Interest of Named Experts and Counsel    N.A.
11.  Information with Respect to the          (a)-(c) Prospectus Summary,
     Registrant                                       Business
                                              (d)     Cover Page
                                              (e)     Financial Statements
                                              (f)     Prospectus Summary,
                                                      Selected Financial Data
                                              (g)      N.A.
                                              (h)      Management's Discussion
                                                       and Analysis of Financial
                                                       Condition and Results of
                                                       Operations
                                              (i)      N.A.
                                              (j)-(k)  Management
                                              (l)      Principal Stockholders
                                              (m)      Certain Transactions
12.  Disclosure of Commission Position on     N.A.
     Indemnification for Securities Act
     Liabilities

PROSPECTUS         SUBJECT TO COMPLETION DATED APRIL 1, 1997

                                 1,000,000 Shares

                           Trans Global Services, Inc.

    Series G Convertible Redeemable Preferred Stock, par value $.01 per share

                                ---------------
         Trans Global Services, Inc. (the "Company") is offering 1,000,000 shares of Series G Convertible Redeemable Preferred Stock ("Series G Preferred Stock"). Each share of Series G Preferred Stock pays an annual dividend of $.12 per share, payable in cash or common stock, is convertible, commencing one year from the date of this Prospectus or earlier with the consent of the Company and Patterson Travis, Inc., the representative of the Underwriters (the "Representative"), into six shares of Common Stock, subject to adjustment, and may be redeemed by the Company for $6.00 per share commencing one year from the date of this Prospectus on not less than 30 nor more than 60 day's notice. The conversion rate is also subject to adjustment in the event that market price of the Common Stock, as defined, is less than $1.00 per share, subject to adjustment, on the date that the shares of Series G Preferred Stock are presented to the Company's transfer agent for conversion. See "Description of Securities."

         Prior to this Offering, there has been no public market for the Series G Preferred Stock. The initial public offering price, the conversion rate and other terms of the Series G Preferred Stock have been determined through negotiations between the Company and the Representative, and are not related to the Company's assets, book value, financial condition or other recognized criteria of value. The Company's Common Stock and Callable Common Stock Purchase Warrants ("1994 Warrants") are traded on The Nasdaq SmallCap Market under the symbols TGSI and TGSIW, respectively. Although the Company has applied for the inclusion of the Series G Preferred Stock on The Nasdaq SmallCap Market under the symbols TGSIP, there can be no assurance that an active trading market in the Series G Preferred Stock will develop or be sustained.

                                ---------------

    AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION AND SHOULD BE CONSIDERED ONLY BY INVESTORS
     WHO CAN AFFORD TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK
                        FACTORS," WHICH BEGINS ON PAGE 6.

                                ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                                                    Underwriting
                                 Price to       Discounts and       Proceeds to
                                 Public         Commissions(1)      Company(2)
--------------------------------------------------------------------------------
Per Share . . . . . . . . .         $6.00             $ .60            $5.40
--------------------------------------------------------------------------------
Total (3). . . . . . . . .       $6,000,000         $600,000         $5,400,000
================================================================================
                                                           (footnotes on page 2)

         The shares of Series G Preferred Stock are being offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of the certificates representing the Series G Preferred Stock will be made against payment therefor at the offices of the Representative at One
Battery Park Plaza, New York, New York 10004 on       , 1997.

                             Patterson Travis, Inc.

                   The date of this Prospectus is       , 1997

                                                     (footnotes from Cover Page)
(1) Excludes additional compensation to be received by the Representative in the form of (a) a non-accountable expense allowance equal to 3% of the gross proceeds of this Offering ($.24 per share) for a total of $180,000 ($207,000 if the Underwriters' over-allotment option is exercised in full), (b) a two-year consulting agreement pursuant to which the Company will pay the Representative a fee of $100,000, and
         (c) options (the "Underwriters' Options") to purchase 100,000 shares of Series G Preferred Stock at $9.90 per share exercisable during the four-year period commencing one year from the date of this Prospectus. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liability under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses of the Offering of approximately $640,000 ($.64 per share), which are payable by the Company and which include the Representative's non-accountable expense allowance and consulting fee.

(3) The Company has granted to the Representative an option, exercisable on its own behalf or on behalf of the Underwriters, within 45 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Series G Preferred Stock on the same terms solely to cover over-allotments. If the over-allotment option is exercised in full, the Total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $6,900,000, $690,000 and $6,210,000, respectively. See "Underwriting."

         The Company is subject to certain informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and with such other periodic reports as the Company may from time to time deem appropriate or as may be required by law. The Company uses the calendar year as its fiscal year.

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF SERIES G PREFERRED STOCK OR COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         A SIGNIFICANT NUMBER OF SHARES OF SERIES G PREFERRED STOCK MAY BE SOLD TO CUSTOMERS OF THE UNDERWRITERS. SUCH CUSTOMERS MAY SUBSEQUENTLY ENGAGE IN THE SALE OR PURCHASE OF THE SECURITIES THROUGH OR WITH THE UNDERWRITERS. ALTHOUGH THEY HAVE NO OBLIGATION TO DO SO, THE UNDERWRITERS MAY BECOME MARKET MAKERS AND OTHERWISE EFFECT TRANSACTIONS IN THE SECURITIES, AND, IF THE UNDERWRITERS PARTICIPATE IN SUCH MARKET, THEY MAY BE DOMINATING INFLUENCES IN THE TRADING OF THE SECURITIES. THE PRICES AND THE LIQUIDITY OF THE SECURITIES MAY BE SIGNIFICANTLY AFFECTED BY THE DEGREE, IF ANY, OF THE PARTICIPATION OF THE UNDERWRITERS IN SUCH MARKET, SHOULD A MARKET DEVELOP.

                               PROSPECTUS SUMMARY

         The following discussion summarizes certain information contained in this Prospectus. It does not purport to be complete and is qualified in its entirety by reference to more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                   THE COMPANY

         Trans Global Services, Inc. (the "Company"), is engaged in providing technical temporary staffing services. In performing such services, the Company addresses the current trend of major corporations in "downsizing" and "outsourcing" by providing engineers, designers and technical personnel on a temporary contract assignment basis pursuant to contracts with major corporations. The engagement may relate to a specific project or may cover an extended period based on the client's requirements. The Company seeks to offer its clients a cost-effective means of work force flexibility and the elimination of the inconvenience associated with the employment of temporary personnel, such as advertising, initial interviewing, fringe benefits and record keeping. Although the employees provided by the Company are on temporary contract assignment, they work with the client's permanent employees; however, they may receive different compensation and benefits than permanent employees.

         In providing its services, the Company engages the employees, pays the payroll and related costs, including FICA, worker's compensation and similar Federal and state mandated insurance and related payments. The Company charges its clients for services based upon the hourly payroll cost of the personnel. Each temporary employee submits to the Company a weekly time sheet with work hours approved by the client. The employee is paid on the basis of such hours, and the client is billed for those hours at agreed upon billing rates.

         The Company is a Delaware corporation which was incorporated in September 1993 under the name Concept Technologies Group, Inc. ("Concept"). The Company's executive offices are located at 1770 Motor Parkway, Hauppauge, New York 11788, telephone (516) 582-9000.

         In May 1995, Concept acquired all of the issued and outstanding stock of Trans Global Services, Inc., a Delaware corporation now known as TGS Services Corp. ("TGS"), in exchange for a controlling interest in the Company. Such transaction is referred to as the "Trans Global Transaction." See "Certain Transactions -- The Trans Global Transaction." In March 1996, the Company changed its corporate name to Trans Global Services, Inc. Prior to May 1995, the Company's primary business was the operation, through WWR Technology, Inc. ("WWR"), of the Klipsch(R) professional loudspeaker business. As a result of the Trans Global Transaction, the Company's principal business became the provision of technical temporary staffing services. See "Certain Transactions -- The Trans Global Transaction." As of September 30, 1995, the Company sold the stock of WWR to an affiliated party. See "Certain Transactions -- Sale of WWR."

         TGS is a Delaware corporation which was incorporated in January 1995 to hold the stock of its two subsidiaries, Avionics Research Holdings, Inc. ("Holdings") and Resource Management International, Inc. ("RMI"). Prior to January 1995, the stock of Holdings and RMI was held by SIS Capital Corp. ("SISC"), which is a wholly-owned subsidiary of Consolidated Technology Group Ltd. ("Consolidated"). Consolidated is a public company whose businesses include, in addition to the Company, the management and operation of magnetic resonance imaging centers, the manufacture and sale of electro-mechanical and electro-optical products, a range of telecommunications services, computerized health information systems and related services which are offered to health care providers, and the marketing and selling of three dimensional imaging products. Holdings was formed to acquire the stock of two related companies, Avionics Research Corporation of New York and Avionics Research Corp. of Florida (collectively, "Avionics") in December 1993. RMI was formed in 1994 to acquire assets of Job Shop Technical Services, Inc. ("Job Shop") in November 1994. RMI conducts business under the name The RMI Group. Avionics has been engaged in the contract engineering business since its organization in 1954, and RMI commenced such business in November 1994, with the acquisition of assets from Job Shop.

         References to the Company refer to the Company and TGS and its subsidiaries, unless the context indicates otherwise. References to Concept relate to the Company prior to the consummation of the Trans Global Transaction in May 1995.

         At March 15, 1997, SISC was the owner of approximately 48.9% of the Company's outstanding Common Stock and held warrants which, if exercised, would result in SISC's ownership of approximately 54.5% of the Common Stock. Mr. Lewis
S. Schiller, chairman of the board and chief executive officer of the Company, is also chairman of the board and chief executive officer of Consolidated, SISC, Netsmart Technologies, Inc. ("Netsmart"), and Lafayette Industries, Inc. ("Lafayette"), public corporations controlled by SISC. Mr. Schiller and SISC together owned approximately 53.9% of the Company's outstanding Common Stock and held warrants and options which, if exercised, would result in their ownership of approximately 59.7% of the

Company's Common Stock. The Trinity Group, Inc. ("Trinity"), a wholly-owned subsidiary of Consolidated, has an agreement with the Company pursuant to which the Company pays Trinity fees of $10,000 per month through March 2000, which monthly fee will increase to $25,000 commencing with the month in which this Offering is completed. Mr. Norman J. Hoskin, a director of the Company, is a director of Consolidated, Netsmart, Lafayette and certain subsidiaries of Consolidated. Mr. E. Gerald Kay, a director of the Company, is a director of Lafayette and certain subsidiaries of Consolidated. See "Management -- Directors and Executive Officers."

                                  THE OFFERING

Securities Offered:     1,000,000 shares of Series G Preferred Stock at $6.00
                        per share. Description of Series G Preferred Stock:

  Redemption:           The Series G Preferred Stock is redeemable by the
                        Company, at its option, for $6.00 per share, in whole at any time and in part from time to time commencing one year from the Effective Date on not less than 30 nor more than 60 days notice.

  Conversion:           Commencing one year from the Effective Date, or earlier
                        with the consent of the Company and the Representative, each share of Series G Preferred Stock will be convertible into six shares of Common Stock, subject to adjustment in the event of any stock split, distribution, dividend, combination of shares or other transaction having the effect of a reverse split or other recapitalizations or similar transactions.

                        In the event that, at the time any shares of Series G Preferred Stock are presented for conversion, the market price of the Common Stock is less than $1.00 per share (subject to adjustment), the conversion rate then in effect shall be adjusted to an adjusted conversion rate determined by dividing six dollars ($6.00) by the greater of (i) the average closing price of the Common Stock during the ten (10) trading days prior to the date the shares of Preferred Stock are presented for conversion, which shall be the date that the certificate representing the Series G Preferred Stock, duly endorsed for conversion, is received by the Company's transfer agent, or (ii) fifty cents ($.50), subject to adjustment.

  Liquidation:          Upon the liquidation, dissolution or winding up of the
                        Company, the holders of the Series G Preferred Stock will receive a preference of $6.00 per share. Upon receipt of such preference, the holders of the Series G
                        Preferred Stock will not be entitled to any further payment. In the event of the merger or consolidation of the Company, the shares of Series G Preferred Stock then outstanding will be deemed converted into Common Stock immediately prior to the effective time of the transaction.

  Dividends:            Annual dividends of $.12 per share of Series G Preferred
                        Stock, payable semiannually, in cash or shares of Common
                        Stock, as the Company shall determine. After payment of the semi-annual dividend, each share of Series G
                        Preferred Stock shall receive the same per share dividend as is payable with respect to one share of Common Stock payable during the semi-annual dividend period.

  No Voting Rights:     The holders of the Series G Preferred Stock have no
                        voting rights except as required by law.

Use of Proceeds:        The net proceeds of this Offering will be used to pay
                        outstanding loans and obligations and for working capital and other corporate purposes. See "Use of Proceeds."

Risk Factors:           Purchase of the shares of Series G Preferred Stock
                        involves a high degree of risk and should be considered only by investors who can afford to sustain a loss of their entire investment. See "Risk Factors."

Nasdaq Symbols:

  Common Stock               TGSI
  1994 Warrants              TGSIW
  Series G Preferred Stock   TGSIP (Proposed)

Common Stock and Warrants(1) Outstanding:
                                   At the date of this Prospectus:

                                   22,901,331 shares of Common Stock(2)
                                      567,245 1994 Warrants(3)

                                   As Adjusted(4):

                                   22,901,331 shares of Common Stock(2)
                                    1,000,000 shares of Series G Preferred Stock
                                      567,245 1994 Warrants(3)

(1) Does not include privately held warrants to purchase an aggregate of 6,257,352 shares of Common Stock at exercise prices ranging from $1.25 to $8.45 (collectively, the "Other Warrants").

(2) Does not include a maximum of 2,792,332 shares of Common Stock which may be issued pursuant to the Company's stock option plans, of which stock options to purchase 1,523,950 shares of Common Stock issuable upon exercise of the 1994 Warrants, 6,257,352 shares of Common Stock issuable upon exercise of the Other Warrants, or any shares of Common Stock issuable upon conversion of the Series G Preferred Stock or exercise of the Underwriters' over-allotment option.

(3) The 1994 Warrants were issued as part of the Company's initial public offering in February 1994, have an exercise price of $7.00 per share, and expire in May 1997.

(4) Reflects the issuance of the 1,000,000 shares of Series G Preferred Stock offered hereby.

                          SUMMARY FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

Statement of Operations Data(1):
--------------------------------

                                                                 Year Ended December 31,
                                                   -----------------------------------------------
                                                      1996                 1995               1994
                                                      ----                 ----               ----
Revenue                                            $62,594              $63,152            $25,287
Net (loss) from continuing operations                (681)              (4,413)              (411)
Net (loss)                                           (681)              (4,696)              (411)
Net (loss) per share of Common Stock                 (.04)               (1.48)              (.68)
Weighted average number of shares of
Common Stock outstanding                            15,183                3,173                600
Ratio of earnings to fixed charges                     (2)                  (2)                (2)

Balance Sheet Data:
-------------------

                                                         December 31, 1996                          December 31,
                                                -----------------------------------             ---------------------
                                                  As Adjusted(3)         Actual               1995                 1994
                                                ----------------- -----------------           ----                 ----
Working capital (deficiency)                         $ 4,156            $(755)              $(2,401)             $(1,805)
Total assets                                          15,860            13,100               12,763               10,345
Total liabilities                                      4,274             6,274                8,511                9,033
Accumulated deficit                                   (5,788)           (5,788)              (5,106)                (411)
Stockholders' equity(4)                               11,586             6,826                4,252                1,312
-----------------------

(1) Statement of operations data includes the operations of RMI commencing November 22, 1994.

(2) Earnings during this period were insufficient to cover combined fixed charges and Preferred Stock dividends. The dollar amounts of the coverage deficiencies were as follows: $771, $4,503 and $501 for the years ended December 31, 1996, 1995 and 1994.

(3) As adjusted to reflect the receipt by the Company of the net proceeds from the sale of the 1,000,000 shares of Series G Preferred Stock offered hereby, and the use of a portion of the proceeds of this Offering to pay certain debt. See "Use of Proceeds" and "Capitalization."

(4) Stockholders' equity at December 31, 1996, as adjusted, includes $4,760 relating to Preferred Stock.


                                  RISK FACTORS

         The purchase of the shares of Series G Preferred Stock offered hereby involves a high degree of risk and should be considered only by investors who can afford to sustain the loss of their entire investment. In analyzing this Offering, prospective investors should carefully consider the following factors, among others.

         1.   Continuing and substantial losses.

              (a) Losses from continuing operations. During the years ended December 31, 1996, 1995 and 1994, the Company sustained losses from continuing operations of $681,000, or $.04 per share, $4.4 million, or $1.39 per share, and $411,000, or $.68 per share, respectively, on revenue of $62.6 million, $63.2 million and $25.3 million, respectively. The net loss for 1995, after the loss for the discontinued operations and the loss on the sale of the discontinued segment, was $4.7 million, or $1.48 per share. At December 31, 1996, the Company had an accumulated deficit of approximately $5.8 million. The results of operations for 1994 reflect the operations of Holdings for the entire year and RMI commencing November 22, 1994. If the acquisition of Job Shop assets were consummated as of January 1, 1994, the pro forma results of operations of the Company and Job Shop for 1994 would reflect revenue of $64.8 million and a loss of $2.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              (b) Penalties for late payment of withholding tax. During the years ended December 31, 1996 and 1995, the Company incurred penalties of $550,000 and $1.0 million, respectively, for penalties resulting from the late payment of withholding taxes. See "Risk Factors 4. -- Recent delinquency in payment of payroll tax obligations."

              (c) Significant interest expenses. The Company finances its payroll obligations by borrowing from a non-affiliated asset-based lender at an interest rate of 2% in excess of prime. The Company also pays a fee of .3% of the face amount of the invoices financed, regardless of the amount borrowed against the invoice. At December 31, 1996 and March 15, 1997, the Company's borrowings from the asset-based lender were $3.7 million and $4.0 million, respectively. In January 1997, the asset-based lender agreed to an amendment to the agreement, effective April 1, 1997, which reduced the maximum borrowings to $3.0 million and the monthly fee to $10,500, subject to adjustment under certain conditions. The Company is negotiating with the asset-based lender with respect to a deferral of the date on which the reduction of availability becomes effective and has received oral advice from such lender granting a reasonable extension. The borrowings are secured by a security interest in all of the Company's assets. The ability of the Company to operate profitably is dependent in part upon its ability to obtain adequate financing to enable the Company to become current in its payment of payroll taxes, thus eliminating the penalties, and reduce financing costs, however no assurance can be given that it can or will be able to reduce its financing costs.

              (d) Low gross margins. For the years ended December 31, 1996, 1995 and 1994, the Company's gross margins were approximately 8.2%, 6.3% and 6.2%, respectively. Revenue from contract engineering services is based on the hourly cost of payroll plus a percentage. Accordingly, no assurance can be given that the Company will be able to increase its gross margin. The success of the Company's business is dependent upon its ability to generate sufficient revenues to enable it to cover its fixed costs and other operating expenses and to reduce its variable costs, principally its interest. See "Risk Factors 2. --Substantial capital requirements; acceleration of obligations to asset-based lender." Under its agreements with its clients, the Company is required to pay its employees and pay all applicable Federal and state withholding and payroll taxes prior to receipt of payment from the clients. Furthermore, the Company's payments from its clients are based upon the hourly rate paid to the employee, without regard to when payroll taxes are payable with respect to the employee. Accordingly, the Company's cost of services are greater during the first part of the year, when Federal Social Security taxes and state unemployment and related taxes, which are based on a specific level of compensation, are due. Thus, until the Company satisfies such payroll tax obligations, it will have a lower gross margin than after such obligations are satisfied. Furthermore, to the extent that the Company experiences turnover in employees, its gross margin will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         2. Substantial capital requirements; acceleration of obligations to asset-based lender.

              (a) Working capital deficiency. As of December 31, 1996, the Company had a working capital deficiency of $755,000. Its working capital deficiency reflects (i) $3.7 million due to the Company's asset-based lender,
(ii) payroll and related taxes and expenses of $1.9 million, and (iii) accounts payable and accrued expenses of $280,000. The payroll and related taxes and expenses relates primarily to compensation to the Company's contract employees and related taxes, which were paid during the first week of January 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              (b) Substantial obligations to asset-based lender; acceleration of obligations. At December 31, 1996 and March 15, 1997, the Company owed approximately $3.7 million and $4.0 million, respectively, to its asset-based lender. The Company had been advised that, as a result of a change in its general lending policies, the Company's asset-based lender will reduce the Company's maximum borrowing availability. In January 1997, the agreement with the asset-based lender was amended to provide that, at April 1, 1997, the borrowing availability will be reduced to $3.0 million. The Company is negotiating with the asset-based lender with respect to a deferral of the date on which the reduction of availability becomes effective and has received oral advice from such lender granting a reasonable extension. Such reduction in borrowing availability, if implemented prior to the receipt by the Company of the proceeds of this Offering, would have a material adverse effect upon the Company's business. Although the Company is seeking alternative financing sources, no assurance can be given that the Company can or will be able to obtain an alternate financing source, the failure of which could have a material adverse effect upon the Company. See "Management Discussion and Analysis of Financial Conditions and Results of Operations."

              (c) Continuing cash requirements. During 1996, the Company had significant obligations for withholding taxes, including interest and penalties. In July 1996, the Company received $2 million from the sale of Common Stock. The Company used approximately $1.3 million of such proceeds to pay delinquent withholding tax obligations, including interest and penalties. In connection with such payments, the Company entered into an agreement with the Internal Revenue Service ("IRS") pursuant to which the Company is to pay the balance of $1.5 million, plus interest, in eight monthly installments of $150,000, commencing in September 1996 and a final installment of approximately $300,000 in May 1997. One of the conditions to the IRS' agreement is the timely payment by the Company of its current withholding tax obligations on an ongoing basis. At December 31, 1996 and March 15, 1997, the amount due to the IRS was
$900,000 and $500,000, respectively. See "Risk Factors 4. -- Recent delinquency in payment of payroll tax obligations."

              The Company is continuing to seek ways to lower its cost of money. In view of the Company's relatively low gross margin, which was approximately 8.2% for 1996, 6.3% for 1995 and 6.2% for 1994, and its interest costs, which were approximately 1.1% and 1.5% of revenue for 1996 and 1995, respectively, the inability of the Company to reduce its interest expense would adversely affect its ability to operate profitably. The Company intends to address its capital requirements by seeking to increase its capital base through the sale of the shares of Series G Preferred Stock and negotiate more favorable borrowing rates. However, no assurance can be given any increase in its capital base resulting from this Offering will enable the Company to operate profitably.

              (d) Possible need for additional financing. Although the Company believes that the proceeds from this Offering will be sufficient to fund the Company's anticipated cash requirements for one year following the date of this Prospectus, conditions may arise as a result of which the Company may require additional capital prior to one year from the date of this Prospectus, and no assurance can be given that the Company will be able to obtain any or adequate funds when required or that any funds available to it will be on reasonable terms. The failure to obtain necessary funds could result in the reduction of the Company's operations. See "Use of Proceeds."

         3. Potential claim by Department of Labor, other potential claim. The United States Department of Labor and the independent court-appointed trustee of the Job Shop 401(k) Plan (collectively, "DOL") has filed a complaint against Job Shop and its principal stockholder for civil violations of ERISA resulting from the failure of Job Shop to deposit employee contributions to Job Shop's 401(k) retirement plan. A similar complaint was filed by former employees of Job Shop against Job Shop, its principal stockholder and others. At November 22, 1994, the amount due to the Job Shop 401(k) plan was approximately $3.0 million, which amount may have increased since such date as a result of interest and penalties. Neither the Company nor RMI, the subsidiary that acquired assets and assumed certain obligations of Job Shop in November 1994, has been named as a defendant in either of such actions. The DOL has raised with the Company the possibility that RMI may be liable with respect to Job Shop's

ERISA liability as a successor corporation or purchaser of plan assets, even though RMI did not assume such obligations and paid value for those assets which it did purchase. Although the Company believes that RMI is not a successor corporation to Job Shop and is not responsible for Job Shop's ERISA violations, the DOL may take a contrary position. If the DOL takes such a position and prevails, it would have a material adverse effect upon the operations of RMI and possibly the Company as a whole. During 1996, the Company established a $300,000 reserve with respect to the DOL claim. The Company has a proposed agreement with the DOL pursuant to which it will pay $300,000 to the DOL in satisfaction of any claims the DOL may have against it. A portion of the proceeds of this Offering are allocated to such payment. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              In May 1991, prior to the acquisition of Holdings by the Company, the Government Printing Office wrote Avionics asking for reimbursement of approximately $300,000 for allegedly unauthorized work on two programs. The Company believes that these claims are without merit and intends to contest these claims vigorously if reasserted. The Company believes that the ultimate disposition of this matter will not have a material adverse affect on the Company's consolidated financial position.

         4. Recent delinquency in payment of payroll tax obligations; use of proceeds to pay tax obligations. The nature of the technical temporary staffing industry is that the service company, such as the Company, pays its employees weekly, but does not receive payment from its clients until the following week. As a result of the size of the tax deposit and because of the lack of available cash under its financing arrangement, the Company, as of June 30, 1996, was approximately five weeks late in payment of Federal withholding tax of approximately $1.6 million. As a result of such failure, the IRS imposed interest and significant penalties. During 1996 and 1995, the Company's selling, general and administrative expenses included approximately $635,000 and $1.0 million, respectively, in penalties for late withholding payments. During July and August, the Company paid the IRS approximately $1.3 million on account of such withholding tax obligations, including interest and penalties, and entered into a payment agreement with the IRS pursuant to which (a) the Company agreed to pay the remaining $1.5 million, plus interest, in eight monthly installments of $150,000, commencing in September 1996, and a final installment of $300,000 in May 1997, and (b) the IRS agreed to subordinate its lien to the lien of the Company's asset-based lender. The IRS' agreement is contingent upon the Company's making timely payments of its withholding tax obligations. At December 31, 1996, the Company owed the IRS approximately $900,000 pursuant to its agreement with the IRS, and the Company was current in its withholding tax obligations. At March 15, 1997, the amount due to the IRS was approximately $500,000. The Company intends to use approximately $500,000, or 10.5% of the net proceeds of this Offering, to pay the IRS. See "Use of Proceeds."

         5. Concentration of business in aerospace industry; dependence on major customers. The Company's principal clients are in the aerospace industry. The Company's three largest clients for the 1996 were The Boeing Company ("Boeing"), Lockheed-Martin Corporation ("Lockheed") and Northrop Grumman Corporation ("Northrop Grumman"), which accounted for revenues of approximately $38 million, or 60.7% of revenue for the year. For 1995, the Company's three largest clients were Northrop Grumman, Boeing and Lockheed Ft. Worth Company which accounted for revenues of $34 million, or 54% of revenue. The Company's largest client in 1994 was Northrop Grumman, which accounted for $14.3 million, or 57% of revenue. The Company's contracts with its clients may generally be terminated without significant notice and any loss of a major client may have a material adverse effect upon the Company. Although the Company's agreements with its clients in the aerospace industry are with the clients and not government departments or agencies, the Company's business in the aerospace industry may be affected by government policies relating to defense spending. The Company's business may also be affected by the consolidation of companies in the aerospace industry. The Company intends to expand its marketing effort to other major companies in industries which it believes are downsizing their present operations and relying on outside consultants to perform services which had been performed by their employees. See "Business -- Markets and Marketing."

         6. Dependence upon industry trends. The technical temporary staffing business is dependent upon the continuation of present trends in industry toward downsizing and outsourcing. The Company hires its employees to perform specific services for its clients. The interviewing process may be conducted by the clients, and the clients define the scope of the work. In some instances, the Company's employees were formerly employed by the clients, and may have performed the same duties and reported to the same supervisor. Clients engage technical personnel on a contract basis, rather than hiring such individuals directly, because of the flexibility in retaining personnel and the ability to obtain the services of the Company's employees without the need to provide the compensation and other benefits which would be required to be paid to employees. To the extent that these factors change, either as a result of government policies, company policy or other factors, the Company's business would be adversely affected. Furthermore, to the extent that legislation, government regulations or court decisions require employees of technical staffing companies to receive the same benefits as the clients' employees, the Company's business may be adversely affected. See "Business -- Market and Marketing."

         7. Substantial obligations to and from related parties; related party transactions. During 1996, SISC exchanged $750,000 of its debt for shares of Series F Preferred Stock pursuant to a debt and equity restructure (the "SISC Recapitalization").

Pursuant to the SISC Recapitalization, the Company issued to SISC 9,900 shares of Series F Preferred Stock and warrants to purchase 3,200,000 shares of Common Stock at $1.25 per share in exchange for the cancellation of $750,000 principal amount of the Company's debt to SISC and all of the shares of Series B, C and D Preferred Stock owned by SISC, including accrued dividends due on the Series D Preferred Stock. As part of the SISC Recapitalization, the Company issued 100 shares of Series F Preferred Stock to DLB, Inc. ("DLB"), which owned 5% of the Series B and C Preferred Stock. DLB is owned by Mr. Schiller's wife, but Mr. Schiller disclaims beneficial interest in DLB or any securities owned by DLB. SISC transferred 1,000 shares of Series F Preferred Stock to Mr. Lewis S. Schiller, chairman of the board of the Company and Consolidated, pursuant to Mr. Schiller's employment agreement with Consolidated. The 10,000 shares of Series F Preferred Stock held by SISC, Mr. Schiller and DLB were converted into 10,000,000 shares of Common Stock in October and December 1996. See "Certain Transactions." No shares of Series F Preferred Stock are presently outstanding.

         The Company has made advances to three subsidiaries of SISC ("SISC Subsidiaries") which are not owned or controlled by the Company. Such advances were approximately $1.5 million at December 31, 1996. The Company cannot predict whether or when these advances will be repaid because of the SISC Subsidiaries' lack of working capital, and the receivables from the SISC Subsidiaries are included as long-term receivables on the Company's balance sheet.

         At September 30, 1995, the stock of WWR was sold to a subsidiary of Consolidated. See "Certain Transactions -- Sale of WWR." At such time, WWR owed $530,000 to a nonaffiliated lender. The outstanding principal amount of such loan to December 31, 1996 was $325,000. The note matures in June 1997 and is guaranteed by Walnut Capital Corp. ("Walnut") and the Kanter Family Foundation (the "Kanter Foundation"). The Kanter Foundation and Walnut are affiliated with Mr. Joel S. Kanter, who was a director of the Company until February 1997. The Company, SISC and Consolidated have guaranteed the guarantee obligations of the Kanter Foundation and Walnut.

         Trinity, a subsidiary of Consolidated and an affiliate of SISC, has a management services agreement with the Company pursuant to which the Company is to pay Trinity $10,000 per month through March 2000, which monthly fee will increase to $25,000 commencing with the month in which this Offering is completed. Mr. Lewis S. Schiller, who is the chairman of the board and chief executive officer of the Company, is the chief executive officer of SISC, Consolidated and Trinity. However, Mr. Schiller receives no cash compensation from the Company.

         At September 30, 1996, Holdings owed former owners of its business $138,000, which is due in installments through May 1997. This obligation was incurred by Holdings in 1993 in connection with the purchase of the business. At the time of the purchase, Holdings was owned by Mr. Joseph G. Sicinski, president of the Company, and one other individual who is not affiliated with the Company. See "Certain Transactions."

         A portion of the proceeds of this Offering is being used to make certain tax payments to the IRS. See "Use of Proceeds." To the extent that any of such taxes are not paid by the Company, certain officers of the Company may have personal liability with respect thereto.

         8. Potential conflict of interest. Mr. Lewis S. Schiller, chairman of the board and chief executive officer of the Company is chairman of the board and chief executive officer of Consolidated. As a result of holding such positions, Mr. Schiller is in a position to determine the terms and conditions of any transactions between the Company and Consolidated, SISC and the SISC Subsidiaries. In addition, Mr. Norman J. Hoskin, a director of the Company, is also a director of Consolidated and certain subsidiaries of Consolidated, and Mr. E. Gerald Kay, a director of the Company, is also a director of certain subsidiaries of Consolidated. See "Risk Factors -- 7. Substantial obligations to and from related parties; related party transactions," "Risk Factors -- 14. Continued Control by SISC" and "Management -- Directors and Executive Officers."

         9. Broad discretion as to use of proceeds; potential unspecified acquisitions. Approximately $2.8 million, representing approximately 58.0% of the net proceeds of this Offering, are allocated to working capital and other corporate purposes. In addition, to the extent that any proceeds from this Offering are not used to pay the Company's asset-based lender, such proceeds will be used for working capital and other corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of a significant portion of the net proceeds of this Offering. Purchasers of the shares of Preferred Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment the investors must depend, with only limited information concerning management's specific intentions. The Company may enter into joint ventures, acquisitions or other arrangements, such as joint marketing arrangements and licensing agreements, which the Company believes would further the Company's growth and development. No assurance can be given that any such agreements will result in additional revenue or net income for the Company. Furthermore, investors may not have the opportunity to review the business or financial statements of potential acquisition candidates or vote on any acquisition. See "Use of Proceeds" and "Business --Potential Business Agreements."

         10. Potential change in use of proceeds. Notwithstanding the Company's plan to develop its business as described in this Prospectus, future events, including the problems, expenses, difficulties, complications and delays frequently encountered by businesses, as well as changes in the economic climate or changes in government regulations, may make the reallocation of funds necessary or desirable. Any such reallocation will be at the discretion of the board of directors. Accordingly, in the event that the Company determines that it is unable to develop a profitable business as described in this Prospectus, the Company may engage in other, unrelated businesses and use a portion of the proceeds of the Offering for such purpose. However, the Company has no such intention at this time. No assurance can be given that any such businesses can or will be profitably operated.

         11. Dependence on management. The Company's business is dependent upon its senior executive officers, principally Mr. Joseph G. Sicinski, president, who is responsible for the Company's operations, including marketing and business development. Mr. Sicinski has an employment agreement with the Company pursuant to which he receives annual compensation at the rate of $234,000, plus a bonus equal to 5% of the Company's consolidated income before income taxes, but not more than 200% of his salary. The loss of service of Mr. Sicinski or other key management employees would have a material adverse effect upon the Company's business and prospects. The Company has $500,000 of key man life insurance on Mr. Sicinski's life.

         12. Competition. The business of providing employees on either a permanent or temporary basis is highly competitive and is typically local in nature. The Company competes with numerous technical service organizations, a number of which are better capitalized, better known, have more extensive industry contracts and conduct extensive advertising campaigns aimed at both employers and job applicants. No assurance can be given as to the ability of the Company to expand its client base into other industries. See "Business -- Competition."

         13. Need to attract qualified personnel. The ability of the Company to generate revenues is dependent upon both its ability to obtain contracts with clients and to provide its clients with qualified employees. The market for qualified personnel is highly competitive, and the Company competes with other companies in obtaining contracts with potential clients and in attracting employees. See "Business -- Competition."

         14. Continued control by SISC. As of March 15, 1997, SISC and Mr. Lewis S. Schiller beneficially owned 48.9% and 5.0% of the Company's outstanding Common Stock, respectively. SISC is a wholly-owned subsidiary of Consolidated, and Mr. Schiller is chief executive officer of the Company, SISC and Consolidated. Furthermore, SISC holds presently exercisable warrants to purchase 2,550,000 shares of Common Stock at $1.25 per share and 267,500 shares of Common Stock at $3.50 per share, and Mr. Schiller holds presently exercisable warrants to purchase 250,000 shares of Common Stock at $1.25 per share and 47,500 shares of Common Stock at $3.50 per share and options to purchase 5,000 shares of Common Stock at $1.03 per share and 150,000 shares of Common Stock at $1.125 per share. After including the shares of Common Stock issuable upon exercise of such warrants and options, SISC and Mr. Schiller beneficially own in the aggregate, 59.7% of the Common Stock. As a result, Mr. Schiller, as chief executive officer of SISC and the Company, has the power to elect all of the Company's directors and approve any matter requiring stockholder approval as well as to determine the terms of any agreements between the Company, on the one hand, and SISC, Consolidated and their subsidiaries and affiliates, on the other hand. See "Principal Stockholders."

         15. Possible delisting from The Nasdaq System and market illiquidity. The Company's Common Stock and 1994 Warrants are, and the Series G Preferred Stock is expected to be, listed on The Nasdaq SmallCap Market. For continued listing on The Nasdaq SmallCap Market, (i) the Company will have to maintain at least $2,000,000 in total assets and $1,000,000 in capital and surplus, (ii) the minimum bid price of the Common Stock will have to be at least $1.00 per share,
(iii) there must be at least 100,000 shares in the public float valued at $1,000,000 or more, (iv) the Common Stock must have at least two active market makers, and (v) the Common Stock must be held by at least 300 holders. Nasdaq has recently announced proposed changes which make the criteria for continued inclusion in the Nasdaq SmallCap Market stricter. If the Company is unable to satisfy Nasdaq's requirements for continued listing, such securities may be delisted from The Nasdaq SmallCap Market. In such event, trading, if any, in such securities would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the Nasdaq's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.

         A significant number of the shares of Series G Preferred Stock may be sold to customers of the Underwriters. Such customers may subsequently engage in the sale or purchase of the securities through or with the Underwriters. Although they have no obligation to do so, the Underwriters may become market makers and otherwise effect transactions in securities of the Company, and, if they participate in such market, may be dominating influences in the trading of the securities. The prices and the liquidity of the Common Stock and Series G Preferred Stock may be significantly affected by the degree, if any, of the participation of the Underwriters in such market, should a market arise.

         16. Risks of low-priced stocks; penny stock regulations. If the Company's securities were delisted from The Nasdaq SmallCap Market (See "Risk Factors -- 15. Possible delisting of securities from The Nasdaq System and market illiquidity") they may become subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Common Stock and Warrants and may affect the ability of purchasers in this Offering to sell any of the Common Stock or Warrants acquired pursuant to this Prospectus in the secondary market.

         The Commission's regulations define a "penny stock" to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock restrictions will not apply to the Company's Common Stock, Series G Preferred Stock and 1994 Warrants if the Common Stock is listed on The Nasdaq SmallCap Market and has certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will continue to qualify for exemption from these restrictions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Common Stock, Series G Preferred Stock and 1994 Warrants could be materially adversely affected.

         17. Arbitrary offering price and terms. The price, the conversion rate and other terms of the Series G Preferred Stock have been determined by negotiation between the Company and the Representative and do not necessarily bear any relation to the results of the Company's operations or its financial condition or any other indicia of value.

         18. No Common Stock dividends anticipated. The Company presently intends to retain future earnings, if any, in order to provide funds for use in the operation and expansion of its business and, accordingly, does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The annual dividend requirement of the Series G Preferred Stock is $120,000, which are payable in cash or in shares of Common Stock, as the board of directors may determine. If the Over-Allotment Option and the Representative's Underwriters' Option are exercised, the annual dividend on the Series G Preferred Stock will be $150,000.

         19. Shares eligible for future sale; shares issuable pursuant to warrants, options and preferred stock; registration rights. Approximately 9,400,000 of the 22,901,331 shares of Common Stock outstanding at December 31, 1996, may be publicly sold as a result of either the registration of such shares as part of the Company's initial public offering in February 1994, the expiration of the holding period pursuant to Rule 144 of the Commission or the expiration of the restricted period pursuant to Regulation S of the Commission. As amended effective in April 1997, Rule 144 permits the sale of restricted securities, subject to the Rule 144 volume limitations, one year after the date of issuance by the Company or the date of transfer by an affiliate of the Company. All of such share will become eligible for sale pursuant to Rule 144 in April 1997, except that the volume limitations will affect the number of shares which may be sold pursuant to Rule 144 in any three-month period. SISC and the Company's directors and executive officers have agreed to a 24-month lockup during which they may not sell their shares without the prior approval of the Representative.

         As of March 15, 1997, the Company had (a) outstanding 1994 Warrants to purchase 567,245 shares of Common Stock at $7.00 per share through May 1997, which warrants are publicly traded, (b) warrants to purchase an aggregate of 1,302,352 shares of Common Stock at exercise prices ranging from $2.00 to $7.00 per share with various expiration dates, and (c) warrants to purchase 4,900,000 shares of Common Stock at $1.25 per share through April 2001, which are held by SISC and the Company's directors. In addition, the underwriter of the Company's initial public offering holds unit purchase options to purchase 55,000 of the units issued in the Company's initial public offering in February 1994, at $8.45 per unit through February 1999. Each such unit consisted of one share of the Company Common Stock and a warrant to purchase one share of the Company Common Stock at $7.00 per share through May 1997, after giving effect to extensions from the original maturity date of February 1996.

         The Company has adopted three stock option plans pursuant to which a maximum of 2,792,332 shares of the Common Stock may be issued, of which options to purchase 1,523,950 shares are outstanding.

         The Company cannot predict the effect, if any, that the issuance of shares of Common Stock upon exercise of options or warrants or the registration of such shares will have on the market for and market price of the Common Stock or Series G Preferred Stock, and no assurance can be given that the market for and market price of the Common Stock will not be materially and adversely affected by the registration and sale of any such shares.

         20. Potential adverse impact of Preferred Stock on rights of holders of Common Stock. The Company's certificate of incorporation authorizes the issuance of so-called "blank check" preferred stock with the board of directors having the right to determine the designations, rights, preferences and privileges of the holders of one or more series of Preferred Stock. Accordingly, the board of directors is empowered, without stockholder approval, to issue Preferred Stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of Common Stock. The board of directors has in the past issued shares of Preferred Stock with the right to vote more than one vote per share. The Preferred Stock could be utilized as a method of discouraging, delaying or preventing a change of control of the Company. The possible impact on takeover attempts could adversely affect the price of the Common Stock and Series G Preferred Stock. Although the Company has no present intention to issue any additional shares of Preferred Stock or to create any additional series of Preferred Stock, the Company may issue such shares in the future. In addition, the issuance of Preferred Stock with multiple voting rights may adversely affect the Company's listing on The Nasdaq SmallCap Market.

         21. No public market. Prior to this Offering, there has been no public trading market for the Series G Preferred Stock. Although the Common Stock and 1994 Warrants are listed on The Nasdaq SmallCap Market and the Company has applied to have the Series G Preferred Stock listed on The Nasdaq SmallCap Market, there can be no assurance that an active market in any of such securities will develop or, if such a market develops, that it will be sustained.

         22. Dilution. Assuming conversion of all of the Series G Preferred Stock, without allocating any value to the Warrants, purchasers of the shares of Series G Preferred Stock will incur dilution in the net tangible book value per share of Common Stock of $.27 or 73%, from the initial public offering price of $1.00 per share, based on the conversion rate of six shares of Common Stock for each share of Series G Preferred Stock.

         23. Forward-looking statements. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or in documents incorporated by reference in this Prospectus.


                       MARKET FOR COMMON STOCK; DIVIDENDS

         The Company's securities have been traded on The Nasdaq SmallCap Market since the Company's initial public offering on February 15, 1994, pursuant to which the Company sold units (the "1994 Units"), each 1994 Unit consisting of one share of Common Stock and one 1994 Warrant. The Common Stock and 1994 Warrants have been traded on The Nasdaq SmallCap Market since September 22, 1994. From July 28, 1994, when the 1994 Units were split into their individual components and trading of the Common Stock and 1994 Warrants commenced on The Nasdaq SmallCap Market, the symbols for the Common Stock and 1994 Warrants were "CTGI" and "CTGIW," respectively. Effective on September 21, 1995, the trading symbols were changed to "TGSI" and "TGSIW," respectively.

         The high and low closing bid prices for the Company's Common Stock and 1994 Warrants since September 1994, when the trading in 1994 Units terminated and trading in the Common Stock and 1994 Warrants commenced are as follows:


                                          Common Stock         1994 Warrants
                                         High      Low        High       Low
1994
  Third Quarter
   (from September 22)                  $5-7/8    $4-5/8     $1-1/4     $5/8
  Fourth Quarter                         5-3/4     3-1/8      1-3/8      1/2
1995
  First Quarter                          3-7/8     2          1          3/8
  Second Quarter                         4-3/4     3-1/2       7/8       5/8
  Third Quarter                          4-1/4     2-1/8       15/16     5/16
  Fourth Quarter                         3-1/2     1-3/8       1/2      11/32
1996
  First Quarter                          1-11/16    15/16      15/32     3/16
  Second Quarter                         1-3/4     1-7/32       1/2      5/16
  Third Quarter                          1-31/32   1-3/8       11/32     7/32
  Fourth Quarter                         2-1/4     1-7/16       7/32     5/32
1997
 First Quarter (through March 25)        2-3/32    1-1/8        5/32     3/32


         The closing bid prices for the Common Stock and 1994 Warrants on March 25, 1997 were $1 3/8 and $3/32, respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         As of February 28, 1997, the Company believes that there were approximately 1,500 beneficial holders of the Common Stock.

         The Company has paid no dividends on its Common Stock since inception, and does not expect to pay any dividends for the foreseeable future. See "Description of Securities -- Series G Preferred Stock" in connection with dividends payable with respect to the Series G Preferred Stock.


                                 USE OF PROCEEDS

         The Company intends to utilize the net proceeds from the sale of the shares of Series G Preferred Stock issued pursuant to this Prospectus, estimated at approximately $4.8 million (assuming the Underwriters' over-allotment option is not exercised), substantially as follows:

         (a) Approximately $1.2 million (25.2% of the net proceeds) to reduce the Company's obligations to its asset-based lender.(1)

         (b) Approximately $800,000 (16.8%) to prepay the Company's obligations to the IRS and the DOL.(2)

         (c) The balance of approximately $2.8 million (58.0%) for working capital and other general corporate purposes.

---------------
(1) At December 31, 1996 and March 15, 1997, the Company owed its asset-based lender approximately $3.7 million and $4.0 million, respectively. Pursuant to an amendment to the Company's agreement with its asset-based lender, the Company's borrowing availability will be reduced to $3.0 million on April 1, 1997. The Company is seeking alternative financing sources. In the event that the Company obtains such financing on reasonable terms, all or a portion of the proceeds allocated to pay the asset-based lender may be used for working capital and other corporate purposes.

(2) Pursuant to the Company's agreement with the IRS, the Company is to pay the $1.5 million plus interest in eight monthly installments of $150,000, commencing in September 1996, and a final installment of $300,000 in May 1997. As of March 15, 1997, the amount due to the IRS was approximately $500,000. Although the Company intends to prepay its obligations to the IRS from the proceeds of this Offering, the Company reserves the right to pay the IRS in accordance with its agreement, in which event the proceeds allocated to the prepayment of the Company's obligations to the IRS, to the extent not so used, will be used for working capital and other corporate purposes. Pursuant to a proposed agreement with the DOL, the Company is to pay the DOL $300,000 from the proceeds of this Offering. The total amount due to the IRS and the DOL as of March 15, 1997 is approximately $800,000.

         The foregoing represents the Company's best estimate of its allocation of the proceeds of this Offering based upon the present state of its business, operations and plans, current business conditions and the Company's evaluation of the market for the Company's services. Management will have broad discretion to determine the use of a substantial portion of the proceeds of this Offering, and conditions may develop which could cause management to reallocate proceeds from the categories listed above, including difficulties encountered in marketing its services. Furthermore, future events, including the problems, expenses, difficulties, complications and delays frequently encountered by businesses and those described under "Risk Factors," as well as changes in the economic climate and changes or anticipated changes in government regulations, may make the reallocation of funds necessary or desirable. Any such reallocation will be at the discretion of the board of directors. Furthermore, in the event that the Company determines that it is unable to develop a profitable business as described in this Prospectus, the Company may use the proceeds from this Offering to engage in other unrelated businesses, although it has no such intention at this time.

         The Company believes that the net proceeds from this Offering will be sufficient to satisfy the Company's cash requirements for at least twelve months following the date of this Prospectus. However, it is possible that conditions may arise as a result of which the Company may require additional capital prior to one year from the date of this Prospectus, and no assurance can be given that the Company will be able to obtain any or adequate funds when required or that any funds available to it will be on reasonable terms. The failure to obtain necessary funds could result in the reduction or cessation of operations by the Company.

         The Company may use a portion of the proceeds of this Offering in connection with acquisitions, joint ventures or other arrangements, which management deems necessary or desirable in connection with the development of the Company's business and related activities. The Company has not entered into any letters of intent or agreements with respect to any such arrangements or transactions. However, to the extent that the Company negotiates such a transaction which requires payment of cash, the Company will use a portion of the proceeds allocated to working capital and other corporate purposes to make such acquisition. In this connection, the Company may reallocate all or a portion of the proceeds allocated to payment of the Company's asset-based lender and the prepayment of the Company's obligations to the IRS. "Business --Potential Business Agreements."

         Pending the application of the funds as described above, said funds will be invested in short-term interest-bearing deposits and securities.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to reflect the sale of the 1,000,000 shares of Series G Preferred Stock offered hereby and the application of a portion of the proceeds from this Offering to pay short-term debt.

                                                                                                       December 31, 1996
                                                                                                -----------------------------------
                                                                                                Actual                  As Adjusted
                                                                                                ------                  -----------
                                                                                                      (Dollars in thousands)
Short-term debt:
     Loan payable -- asset-based lender(1)                                                       $3,691                    $2,491
     Other notes payable(2)                                                                         138                       138
                                                                                                 ------                    ------
                                                                                                 $3,829                    $2,629
                                                                                                 ======                    ======
Stockholders' equity:
     Preferred Stock, par value $.01 per share, 20,000,000 shares authorized(3) of which:
       1,250,000 shares are designated as Series G Convertible Redeemable
       Preferred Stock, none issued or outstanding, 1,000,000 shares
       outstanding, as adjusted3                                                                     --                        --
     Common Stock, par value $.01 per share, 50,000,000 shares authorized,
     22,851,331 shares issued and outstanding and as adjusted(4)                                    229                       229
     Capital in excess of par(5)                                                                 12,688                    17,448
     Accumulated deficit                                                                         (5,788)                   (5,788)
     Deferred compensation fee                                                                     (303)                     (303)
                                                                                                -------                   -------
Stockholders' equity                                                                            $ 6,826                   $11,586
                                                                                                =======                   =======
-------------

(1) The Company's loan from its asset-based lender bears interest at prime plus 2%. In addition, the Company pays a fee of .3% of the face amount of all invoices financed, regardless of the amount borrowed against the invoice. See Note 2 of Notes to Trans Global Services, Inc. Consolidated Financial Statements.

(2) See Note 8 of Notes to Trans Global Services, Inc. Consolidated Financial Statements.

(3) The liquidation preference of the Series G Preferred Stock is $6.00 per share. The Series G Preferred Stock is redeemable at $6.00 per share. See "Description of Capital Stock -- Series G Preferred Stock" for information concerning the rights, preferences and privileges of the holders of the Series G Preferred Stock.

(4) Does not include an aggregate of 10,184,174 shares of Common Stock reserved as follows: (a) 2,792,332 shares issuable pursuant to the Company's stock option plans, of which stock options to purchase 1,434,100 shares are outstanding, (b) 567,245 shares of Common Stock issuable pursuant to the 1994 Warrants, and (c) 6,257,352 shares of Common Stock issuable upon exercise of the Other Warrants. The number of reserved shares of Common Stock does not include any shares of Common Stock issuable upon conversion of any shares of Series G Preferred Stock or exercise of the Underwriters over-allotment option. See "Certain Transactions," "Description of Securities" and "Underwriting."

(5)      Includes $4,850, as adjusted, relating to the Preferred Stock.

         See "Business -- Property" and Note 10 of Notes to Trans Global Services, Inc. Consolidated Financial Statements for information concerning the Company's long-term lease obligations.

                           TRANS GLOBAL SERVICES, INC.
                             SELECTED FINANCIAL DATA
                    (In thousands, except per share amounts)

         Set forth below is selected financial data with respect to the Company for the years ended December 31, 1996, 1995 and 1994. The selected financial data has been derived from the financial statements which appear elsewhere in this Prospectus. This data should be read in conjunction with the financial statements of the Company and the related notes which are included elsewhere in this Prospectus.


Statement of Operations Data(1):

                                                 Year Ended December 31,
                                             --------------------------------
                                             1996           1995         1994
                                             ----           ----         ----
Revenue                                    $62,594        $63,152      $25,287
Net (loss) from continuing operations         (681)        (4,413)        (411)
Net (loss)                                    (681)        (4,696)        (411)
Net (loss) per share of Common Stock          (.04)         (1.48)        (.68)
Weighted average number of shares of
Common Stock outstanding                    15,183          3,173          600
Ratio of earnings to fixed charges             (2)            (2)          (2)


Balance Sheet Data:
-------------------
                                                  December 31,
                                ----------------------------------------------
                                1996                 1995                 1994
                                ----                 ----                 ----
Working capital (deficiency)    $(755)             $(2,401)             $(1,805)
Total assets                   13,100               12,763               10,345
Total liabilities               6,274                8,511                9,033
Accumulated deficit            (5,788)              (5,106)                (411)
Stockholders' equity            6,826                4,252                1,312
------------

(1) Statement of operations data includes the operations of RMI commencing November 22, 1994.

(2) Earnings during this period were insufficient to cover combined fixed charges and Preferred Stock dividends. The dollar amounts of the coverage deficiencies were as follows: $771, $4,503 and $501 for the years ended December 31, 1996, 1995 and 1994.


                           TRANS GLOBAL SERVICES, INC.
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATION

Results of Operations

         The following information relates to the business of the Company and TGS for the periods covered. The only business conducted by the Company is the technical temporary staffing services business, which was conducted by TGS and its affiliated companies prior to the completion of the Trans Global Transaction. The business conducted by the Company prior to the Trans Global Transaction is no longer conducted by the Company and is treated as discontinued operations. References to the Company's operations prior to January 1995, when the Company was organized, relate to the operations of Avionics and RMI as subsidiaries of SISC.

Years Ended December 31, 1996 and 1995

         Revenue from technical temporary staffing services is based on the hourly cost of payroll plus a percentage. The success of the Company's business will be dependent upon its ability to generate sufficient revenues to enable it to cover its fixed costs and other operating expenses, and to reduce its variable costs, principally its interest. Under its agreements with its clients, the Company is required to pay its employees and pay all applicable Federal and state withholding and payroll taxes prior to receipt of payment from the clients. Furthermore, the Company's payments from its clients are based upon the hourly rate paid to the employee, without regard to when payroll taxes are payable with respect to the employee. Accordingly, the Company's cost of services are greater during the first part of the year, when Federal Social Security taxes and state unemployment and related taxes, which are based on a specific level of compensation, are due. Thus, until the Company satisfies its payroll tax obligations, it will have a lower gross margin than after such obligations are satisfied. Furthermore, to the extent that the Company experiences turnover in employees, its gross margin will be adversely affected. For example, in 1996, Social Security taxes are payable on the first $62,700 of compensation. Once that level of compensation is paid with respect to any employee, there is no further requirement for the Company to pay Social Security tax for such employee. Since most of the Company's employees receive compensation in excess of that amount, the Company's costs with respect to any employee are significantly higher during the period when it is required to pay Social Security taxes than it is after such taxes have been paid.

         For 1996, the Company had revenues of $62.6 million, reflecting a 1% decrease from the revenue of $63.2 million during 1995. This decrease is attributed to the loss of a contract on January 1, 1996, from one of the Company's larger customers in the aerospace industry. By December 31, 1996, the Company had increased its revenue base so that, at such date, the annual rate of revenue was greater than it was prior to the loss of the customer. During 1996, approximately 61% of the Company's revenue was derived from its three largest clients and 75% of such revenue was derived from its five largest clients. See "Business --Markets and Marketing." The Company's gross margin for 1996 was 8.2%, as compared to 6.3% for 1995. The increase reflects a higher gross margin on the new contracts entered into by the Company as compared with the lower gross margin on the contract that was lost.

         Selling, general and administrative expenses decreased by $1.9 million, or 30.0%, from $6.4 million in 1995 to $4.5 million for 1996. This decrease reflects a high level of such expenses in 1995 resulting from the issuance of securities to consultants in 1995 ($2.3 million) and penalties for late withholding taxes ($1.0 million). During 1996, penalties for late withholding taxes were $635,000.

         During 1995, the Company incurred $528,000 of acquisition expenses relating the issuance of securities in connection with the Trans Global Transaction. The acquisition expenses reflect the value of Common Stock issued to a finder in connection with the Trans Global Transaction and in consideration of agreements by certain of the Company's stockholders to enter into lockup agreements. The delivery of such shares of Common Stock was deferred until after the Company's certificate of incorporation was amended to increase its authorized Common Stock. See Note 14 of Notes to Trans Global Services, Inc. Consolidated Financial Statements. No comparable expenses were incurred in 1996.

         The Company finances its payroll obligations by borrowing from a non-affiliated asset-based lender at an interest rate of 2% in excess of prime. The Company also pays a fee of .30% of the face amount of the invoices financed, regardless of the amount borrowed against the invoice. This reflects a reduction in the financing charges resulting from a June 1995 amendment to its borrowing agreement. Prior to the June 1995 amendment, the Company paid interest at a rate of 4% in excess of prime and a fee of 1% of its borrowings relating to RMI's operations. Pursuant to a January 1997 amendment to the Company's agreement with its asset-based lender, on April 1, 1997, the borrowing availability will be reduced to $3.0 million and the Company will pay a fixed monthly fee of $10,500 to the asset-based lender. The fee will be subject to increases to the extent that receivables in any month exceed $10.0 million. The interest rate of 2% in excess of prime will not be affected by the amendment. The Company is negotiating with the asset-based lender with respect to a deferral of the date on which the reduction of availability becomes effective and has received oral advice from such lender granting a reasonable extension. The borrowings are secured by a security interest in all of the Company's assets. At December 31, 1996, such borrowings from the asset-based lender were approximately $3.7 million. The ability of the Company to operate profitably is dependent in part upon its ability to reduce its financing costs. The interest rates (exclusive of the fee) payable by the Company at December 31, 1996 and 1995 was 10.25%. During the 1996, the interest expense was approximately $712,000, as compared to $963,000 for 1995, a decrease of 26%, which reflects the reduced borrowing rates which were effective in June 1995.

         Amortization of customer lists and other intangible assets was unchanged from 1995 to 1996. During 1996, the Company established a $300,000 reserve in connection with the claim by the DOL arising from the acquisition of Job Shop assets, which is reflected on the Consolidated Statements of Operations as a contingency reserve. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The Company has not provided for income taxes for 1996 due to a current period loss. Federal and state tax benefits have not been recognized for 1996 since, under SFAS No. 109, "Accounting for Income Taxes," the Company has determined that more likely than not the deferred tax asset will not be realized.

         As a result of the foregoing, the Company sustained a net loss of $681,000, or $.04 per share, for 1996, as compared with a loss of $4.7 million, or $1.48 per share, for 1995. The Company believes that, with the reduced level of selling, general and administrative expenses and improved gross margin, which are reflected in the results of its operations for 1996, it can improve its operations following the completion of this Offering by reducing its interest expense through its amended agreement with its asset-based lender combined with a lower level of borrowing and eliminating future late withholding tax penalties, which affected the Company's operations since its organization. The Company may also seek to reduce its financing costs further by seeking to enter into agreements with other financing sources which would offer lower financing costs. However, no assurance can be given that the Company can or will operate profitably in future.

Years Ended December 31, 1995 and 1994

         For the year ended December 31, 1995, the Company had revenues of $63.2 million, reflecting a 150% increase in revenue from the revenue of $25.3 million during 1994. During 1994, the Company's operations consisted of Avionics for the entire year and RMI from November 22, 1994, the date of the acquisition of Job Shop assets. The increase in revenue in 1995 reflected the inclusion of the operations of RMI for the entire year, as well as an increase in revenue from Avionics' clients resulting from its increased marketing effort. The increase in costs of sales from $23.7 million for 1994 to $59.2 million for 1995 also reflects the inclusion of the operations of RMI. The gross margin was 6.3% for both 1995 and 1994.

         Selling, general and administrative expenses increased by 540% from $1.0 million for 1994 to $6.4 million for 1995. This increase reflects a number of factors, including (i) $2.3 million from the issuance of securities for consulting services, (ii) $2.0 million managing expenses relating to the operations of RMI; and (iii) $1.0 million of penalties resulting from late withholding tax payments. Although the Company has been taking steps to reduce overhead, it is possible that selling, general and administrative expenses may continue at modestly reduced levels for the short-term future. In 1994, selling, general and administrative expenses reflected a $159,000 credit resulting from the refund of a withholding tax penalty previously paid by the Company.

         During 1995, the Company also incurred approximately $528,000 of acquisition expenses reflecting the value of securities issued in connection with the Trans Global Transaction.

         Amortization of customer lists and other intangible assets increased by 47% during 1995 from $309,000 to $455,000, reflecting the increased amortization resulting from the November 1994 acquisition of Job Shop assets. During 1994, the amortization related primarily to the December 1993 acquisition of Avionics.

         The Company incurred an operating loss for 1995 of $3.4 million, compared with operating income of $277,000 for 1994. The increase in the loss reflects (i) the substantial increase in selling, general and administrative expenses, (ii) the acquisition expenses relating to the Trans Global Transaction and (iii) the increased amortization of intangibles.

         The Company's interest expense reflects principally its obligations due to its asset-based lender. In June 1995, the Company effected a reduction in the financing costs under its agreement with its asset-based lender for borrows by RMI. The interest rate (exclusive of the fee) payable by the Company at December 31, 1995 was 10.25%. In 1995, the average outstanding borrows increased 147% from $1.5 million to $3.7 million. The increase in outstanding borrows reflected the inclusion of the operations of RMI for the entire year in 1995. As a result, although the Company was able to reduce its finance rates from 1994 to 1995, finance costs increased 38.4% from $696,000 for 1994 to $963,000 for 1995.

         As a result of the foregoing, the Company sustained a loss from continuing operations of $4.4 million, or $1.39 per share, for 1995 as compared with a loss of $411,000, or $.68 per share, for 1994.

         At September 30, 1995, the Company disposed of WWR, which operated its loudspeaker business. Such business is reflected as a discontinued operation. This operation generated a loss of approximately $25,000 for 1995. After giving effect to the loss from discontinued operations, the Company's net loss for 1995 was $4.7 million, or $1.44 per share.

Liquidity and Capital Resources

         As of December 31, 1996, the Company had a working capital deficiency of $755,000. Its working capital deficiency reflects (a) $3.7 million due to the Company's asset-based lender, (b) payroll and related taxes and expenses of $1.9 million, and (c) accounts payable and accrued expenses of $280,000. The payroll and related taxes and expenses relates primarily to compensation to the Company's contract employees and related taxes, which were paid during the first week of January 1997. At such date, the Company required additional capital to enable it to reduce its expenses, principally interest, and expand its operations. The principal source of funds, other than its asset-based lender, has been from the sale of securities. In July 1996, the Company raised $2 million from the sale of Common Stock and used such funds principally to pay tax obligations.

         At December 31, 1996, the Company owed approximately $3.7 million to its asset-based lender. The Company had been advised that, as a result of a change in its general lending policies, the asset-based lender was to reduce the Company's maximum borrowing availability to $1 million, effective in late October 1996, which date had been orally extended until January 1997. In January 1997, the asset-based lender agreed to an amendment to its agreement with the Company pursuant to which, at April 1, 1997, the borrowing availability will be reduced to $3.0 million. The Company is negotiating with the asset-based lender with respect to a deferral of the date on which the reduction of availability becomes effective and has received oral advice from such lender granting a reasonable extension. Such reduction in borrowing availability, if implemented prior to the receipt by the Company of the proceeds of this Offering, would have a material adverse effect upon the Company's business. The amendment also provides for a reduction in the monthly fee payable to the asset-based lender. Although the Company is seeking alternative financing sources, no assurance can be given that the Company can or will be able to obtain an alternate financing source, the failure of which could have a material adverse effect upon the Company.

         The Company and its subsidiaries have certain outstanding notes. One of these notes, issued by WWR with an outstanding principal amount of $325,000 at December 31, 1996, is guaranteed by certain entities which are affiliated with a former director of the Company. The Company and Consolidated have guaranteed the guarantee obligations of certain of such entities. The Company's obligation on its guarantee continues notwithstanding the sale of WWR to an affiliate of SISC in September 1995. See "Certain Transactions."

         In November 1994, RMI purchased assets of Job Shop. The DOL has raised with the Company the possibility that RMI may be liable with respect to Job Shop's ERISA liability as a successor corporation or purchaser of plan assets, even though RMI did not assume such obligations and paid value for those assets which it did purchase. At November 22, 1994, the date of the purchase of the Job Shop assets, the amount due to the Job Shop 401(k) plan was approximately $3.0 million, which amount may have increased since such date as a result of interest and penalties. Although the Company believes that RMI is not a successor corporation to Job Shop and is not responsible for Job Shop's ERISA violations, the DOL may take a contrary position. The Company and the DOL are currently engaged in discussions. If an agreement cannot be reached by the parties involved and the DOL prevails in court, it could have a material adverse effect upon the operations of RMI and possibly the Company as a whole. During 1996, the Company had reserved $300,000 with respect to the claim by the DOL, which management believed to be the maximum range of recovery by the DOL; however, no assurance can be given that such reserve will be adequate. The Company has a proposed agreement with the DOL providing for the payment to the DOL of $300,000 from the proceeds of this Offering. A portion of the proceeds of this Offering is allocated to such payment. See "Use of Proceeds."

         In May 1991, prior to the acquisition of Avionics by the Company, the Government Printing Office wrote Avionics asking for reimbursement of approximately $300,000 for allegedly unauthorized work on two programs. Although the Company believes that these claims are without merit and intends to contest these claims vigorously if reasserted, it believes that the ultimate disposition of this matter will not have a material adverse affect on the Company's consolidated financial position.

         In August 1996, the Company entered into an agreement with the IRS to pay its delinquent payroll taxes, interest and penalties. The Company paid $1.3 million and has agreed to pay the balance in eight equal monthly installments of $150,000, commencing in September 1996, with the remaining balance of $300,000 to be paid in May 1997. The IRS has agreed to subordinate its lien to the lien of the Company's asset-based lender provided that the Company is in compliance with current IRS regulations concerning the timely deposit of Federal employment and withholding taxes. At March 15, 1997, the Company owed the IRS approximately $500,000 pursuant to its agreement with the IRS, and the Company was current in its withholding tax obligations.

                                    BUSINESS

         Since May 1995, the Company's principal business has been technical temporary staffing service. In performing such services, the Company, through its two wholly-owned subsidiaries, Holdings and RMI, addresses the current trend of major corporations in "downsizing" and "outsourcing" by providing engineers, designers and technical personnel on a temporary contract assignment basis pursuant to contracts with major corporations. The engagement may relate to a specific project or may cover an extended period based on the client's requirements. The Company believes that the market for outsourcing services such as those offered by the Company results from the trend in employment practices by major corporations in the aerospace, electronics, energy, engineering and telecommunications industries to reduce their permanent employee staff and to supplement their staff with temporary personnel on an as-needed basis. The Company seeks to offer its clients a cost-effective means of work force flexibility and the elimination of the inconvenience associated with the employment of temporary personnel, such as advertising, initial interviewing, fringe benefits and record keeping. Although the employees provided by the Company are on temporary contract assignment, they work with the client's permanent employees; however, they receive different compensation and benefits than permanent employees.

         In providing its services, the Company engages the employees, pays the payroll and related costs, including FICA, worker's compensation and similar Federal and state mandated insurance and related payments. The Company charges its clients for services based upon the hourly payroll cost of the personnel. Each temporary employee submits to the Company a weekly time sheet with work hours approved by the client. The employee is paid on the basis of such hours, and the client is billed for those hours at agreed upon billing rates.

         The Company also offers its clients a range of integrated logistical support services which are performed at the Company's facilities. These services, which are ancillary to a project, include the management of technical documents involving technical writing, preparation of engineering reports, parts provisioning documents and test equipment support documents, establishing maintenance concepts and procedures, and providing manpower and personnel support. In performing these services, the Company hires the necessary employees for its own account and may work with the client in developing and preparing the documentation. Payments would be made pursuant to a purchase order from the client on a project basis and not as a percentage of the cost of the employees. To date, the integrated logistics support business has not generated more than nominal revenue, and no assurance can be given that the Company will generate any significant revenue or profit from such services.

         The Company's strategy has been directed at increasing its customer base and providing additional services, such as integrated logistics support, to its existing customer base. The Company believes that the key to profitability is to provide a range of services to an increased customer base. In this connection, the Company is increasing its marketing effort both through its own personnel and in marketing efforts with other companies that offer complementary services.


Markets and Marketing

         The market for the Company's services is comprised of major corporations in such industries as aerospace, electronics, energy, engineering, computer services and telecommunications, where "downsizing" and "outsourcing" have become an increasingly important method of cost reduction. Typically, a client enters into an agreement with one or a small number of companies to serve as employer of record for its temporary staff, and its agreements are terminable by the client without significant notice.

         The Company maintains a computerized data base of technical personnel based upon their qualifications and experience. The data base, which contains more than 100,000 names, is generated through employees previously employed by the Company, referrals and responses to advertisements placed by the Company in a variety of local media, including newspapers, yellow pages, magazines and trade publications. Part of its responsibilities for any engagement is the recruitment and initial interviewing of potential employees, with the client conducting any final interviews it deems necessary. The majority of work performed by the Company' employees is performed at the client's premises and under the client's direction, although the Company is the employer of record.

         The Company markets its services to potential clients through its officers, management and recruitment personnel who seek to provide potential clients with a program designed to meet the client's specific requirements. The marketing effort utilizes referrals from other clients, sales calls, mailings and telemarketing. The Company also conducts an ongoing program to survey and evaluate the clients' needs and satisfaction with the Company's services, which it uses as part of its marketing effort.

         Although the Company has eight offices, including its main office in Long Island, New York, throughout the United States, there is no limited geographic markets for the Company's services. The Company has in the past established offices in new locations when it receives a contract in the area and it cannot effectively service such contract from its existing offices. The Company intends to continue to establish new offices as necessary to meet the needs of its customers.

         A client will utilize contract engineering services such as those provided by the Company when it requires a person with specific technical knowledge or capabilities which are not available from the client's permanent staff or to supplement its permanent staff for a specific project or to meet peak load requirements. When the client requires personnel, it provides the Company with a detailed job description. The Company then conducts an electronic search in its computerized resume data base for candidates matching the job description. In addition, each branch office maintains a file of active local resumes for candidates available for assignment in the vicinity of the branch office. The candidates are then contacted by telephone by the Company's recruiters, who interview interested candidates. If a candidate is acceptable to the Company and interested in the position, the Company refers the candidate to the client. An employment agreement is executed with the Company prior to the commencement of employment.

         The Company serves primarily the aerospace and electronics industries as well as the telecommunications, banking and computer science industries and public utilities along with numerous manufacturing companies. The Company is expanding its effort to address the general trend of "downsizing" and "outsourcing" by major corporations on a national basis. To meet this goal, the Company has commenced a national sales campaign addressing a broad spectrum of Fortune 500 companies, offering a managed staffing service to those companies in the process of downsizing and outsourcing specific functions. Since a company engaged in downsizing seeks to focus on its core business needs with its in-house staff, the Company seeks to identify and address the needs of a specific task or department not part of the core business for which outsourcing would be an appropriate method of addressing those needs. In addressing these needs, the Company has conducted marketing efforts with Manpower International, Inc., TAD Resources International Inc. and Olsten Corporation.

         The Company's contracts are generally terminable by the client on short notice.

         The Company's largest customers for the 1996 were Boeing, Lockheed, Northrop Grumman, Gulfstream Aerospace Corp. and Bell Helicopter Textron, which accounted for approximately $16 million, $13 million, $9 million, $5 million and $4 million, or 25.6%, 20.8%, 14.4%, 8% and 6.4% of revenue, respectively. For the year ended December 31, 1995, Northrop Grumman, Lockheed and Boeing accounted for $19.4 million, $10.2 million and $9.6 million, or 30.7%, 16.1% and 15.2% of revenue, respectively. No other client accounted for 5% or more of the Company's revenues in either 1996 or 1995.

         Avionics' largest clients for 1994 were Northrop Grumman and Martin Marietta Corp., which accounted for approximately $14.5 million and $2.0 million, respectively, which represented approximately 57% and 8% of the Company's revenue for 1994.

         RMI was formed in 1994 to acquire assets of Job Shop in November 1994. RMI conducts business under the name The RMI Group. During 1994, six clients of RMI and Job Shop accounted for aggregate revenues of $32 million, or approximately 90% of their combined revenue for the year. Boeing and Lockheed Ft. Worth Company, which accounted for revenues of $10 million and $7.5 million, or 22% and 17% of such combined revenue for 1994, were the only clients which accounted for more than 10% of the combined revenue of RMI and Job Shop. Four other clients, three of which are in the aerospace industry, accounted for aggregate revenue of $14.7 million, or 51% of the combined revenue of RMI and Job Shop for 1994.

Competition

         The business of providing employees on either a permanent or temporary basis is highly competitive and is typically local in nature. The Company competes with numerous technical service organizations, a number of which are better capitalized, better known, have more extensive industry contacts and conduct extensive advertising campaigns aimed at both employers and job applicants. The Company believes that the ability to demonstrate a pattern of providing reliable qualified employees is an important aspect of developing new business and retaining existing business. Furthermore, the ability of the Company to generate revenues is dependent not only upon its ability to obtain contracts with clients, but also to provide its clients with qualified employees. The market for qualified personnel is highly competitive, and the Company competes with other companies in attracting employees.

Government Regulations

         The technical temporary staffing industry, in which the Company is engaged, does not require licensing as a personnel or similar agency. However, as a provider of personnel for other corporations, it is subject to Federal and state regulations concerning the employment relationship, including those relating to wages and hours and unemployment compensation. It also maintains 401(k) plans for its employees and is subject to regulations concerning such plans.

         The Company does not have contracts with the government agencies. However, the Company does have contracts with clients, including major defense contractors, that have contracts with government agencies. The Company's contracts with its clients are based on hourly billing rates for each technical discipline. Many of the clients' contracts with government agencies are subject to renegotiation or cancellation for the convenience of the government. Since the manpower needs of each of the Company's clients are based on the client's own requirements and the client's needs are affected by any modification in requirements, any reduction in staffing by a client resulting from cancellation or modification of government contracts could adversely impact the business of the Company.


Potential Business Agreements

         Following completion of this Offering, the Company may enter into joint ventures, acquisitions or other arrangements, such as joint marketing arrangements and licensing agreements, which the Company believes would further the Company's growth and development. In negotiating such agreements or arrangements, the Company anticipates that such agreements would be based upon the manner in which the Company's business can be expanded, the extent to which the Company's services can be enhanced or the market for such services expanded into fields not then being addressed by the Company. In this connection, the Company may acquire businesses that are related directly or indirectly to its technical temporary staffing services business. No assurance can be given that any agreement which the Company enters into will generate any net income to the Company. To the extent that the Company enters into an agreement with an affiliated party, the terms and conditions of such agreement will be on terms at least as favorable to the Company as those the Company believes it could achieve in negotiations at arm's length with an independent third party.


Employees

         At December 31, 1996, the Company had 963 employees, of which 921 were contract service employees who performed services on the clients' premises and 42 were executive and administrative employees. Each of the Company's offices is staffed by recruiters and sales managers. Each contract service employee enters into a contract with the Company which sets forth the client for whom and the facility at which the employee's services are to be performed and the rate of pay. If an employee ceases to be required by the Company's clients for any reason, the Company has no further obligation to the employee. Although assignments can be for as short as 90 days, in some cases, they have been for several years. The average assignment is in the range of six to nine months. The Company's employees are not represented by a labor union, and the Company considers its employee relationship to be good.

Litigation and Claims

         There is no material litigation pending or threatened against the Company.

         The DOL has filed a complaint against Job Shop and its principal stockholder for civil violations of ERISA resulting from the failure of Job Shop to deposit employee contributions to Job Shop's 401(k) retirement plan. A similar complaint was filed by former employees of Job Shop against Job Shop, its principal stockholder and others. At November 22, 1994, the amount due to the Job Shop 401(k) plan was approximately $3.0 million, which amount may have increased since such date as a result of interest and penalties. Neither the Company nor RMI, the subsidiary which acquired assets and assumed certain obligations of Job Shop in November 1994, has been named as a defendant in either of such actions. The DOL has raised with the Company the possibility that RMI may by liable with respect to Job Shop's ERISA liability as a successor corporation or purchaser of plan assets, even though RMI did not assume such obligations and paid value for the Job Shop assets which it did purchase. Although the Company believes that RMI is not a successor corporation to Job Shop and is not responsible for Job Shop's ERISA violations, the DOL may take a contrary position. If the DOL takes such a position and prevails, it would have a material adverse effect upon the operations of RMI and possibly the Company as a whole. Although the Company is engaged in discussions with the DOL, no assurance can be given that such discussions will result in any settlement acceptable to the Company. However, in connection with the negotiations with the DOL and with the consent of the IRS, the Company has paid into escrow $400,000 of the money due the IRS in connection with the agreement with the IRS relating to the acquisition of Job Shop assets. See Note 11 of Notes to Trans Global Services, Inc. Consolidated Financial Statements. During 1996, the Company established a $300,000 reserve with respect to the DOL's claim, however, no assurance can be given that such reserve will be adequate. The Company has a proposed agreement with the DOL which, if executed by the DOL, provided for a $300,000 payment by the Company.

         In May 1991, prior to the acquisition of Avionics by the Company, the Government Printing Office wrote the Company asking for reimbursement of approximately $300,000 for allegedly unauthorized work on two programs. The Company believes that these claims are without merit and intends to contest these claims vigorously if reasserted. The Company believes that the ultimate disposition of this matter will not have a material adverse affect on the Company's consolidated financial position. See Note 9 of Notes to Trans Global Services, Inc. Consolidated Financial Statements.


Properties

         The Company leases an aggregate of approximately 12,800 square feet of office facilities at two locations in Long Island, New York, where it maintains its executive offices. It also rents modest office space in Houston, Texas, Phoenix, Arizona, Arlington, Texas, Los Angeles, California, Seattle, Washington, Orlando, Florida and Wichita, Kansas. The aggregate annual rent payable by the Company is approximately $160,000, which is subject to annual increases. The Company believes that its present office space is adequate for its present needs and that additional office space is readily available on commercially reasonable terms.


Former Business of the Company

         Prior to May 1995, Concept's principal business was the operation, through WWR, of the Klipsch(R) professional loudspeaker business. It also is the developer and owner of several proprietary technologies with applications in environmental noise cancellation, medical monitoring, defense and communications. No significant revenue was generated from these activities, which have been discontinued by the Company. For the years ended December 31, 1994 and 1993, Concept had losses of $1.6 million, or $1.30 per share, and $1.4 million, or $1.95 per share, respectively, on revenue of $2.4 million and $3.0 million, respectively.

         WWR was incorporated in 1992 to acquire the professional products business segment of the Klipsch loudspeaker line from Klipsch. Klipsch's primary market has traditionally been the home high fidelity loudspeaker business. It had also developed a reputation as a manufacturer of rugged, well-designed loudspeakers for the professional, commercial and theater sound markets. The Company believed that the acquisition of the assets of the Klipsch professional speaker line would give WWR a major name in the industry.

         Concept's business focus from the time of the acquisition of the Klipsch professional speaker business until its disposition of WWR was to become a significant factor in the professional loudspeaker market, which is defined as any application for loudspeakers other than those used for home and automotive entertainment purposes. Although the Company sought to market the Klipsch speaker line and develop its other businesses, it was not able to operate profitably and, as a result, sought a business opportunity which it felt could develop into a profitable business. Following this strategy, Concept entered into the Trans Global Transaction. See "Certain Transactions -- The Trans Global Transaction." At September 1995, the stock of WWR was sold to a subsidiary of Consolidated. See "Certain Transactions -- Sale of WWR."

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth certain information concerning the directors and the executive officers of the Company:

         Name          Age     Position with the Company
         ----          ---     -------------------------
Lewis S. Schiller      66      Chairman of the board, chief executive officer
                               and director
Joseph G. Sicinski     65      President and director

Glen R. Charles        43      Chief financial officer and treasurer

Grazyna B. Wnuk        32      Secretary

E. Gerald Kay(1)       57      Director

Norman J. Hoskin(1)    61      Director
------

(1)      Member of the stock option committee.

         Mr. Lewis S. Schiller has been chairman of the board, chief executive officer and a director of the Company since the consummation of the Trans Global Transaction in May 1995. He served in the same capacities for TGS since its organization in January 1995 until the completion of the Trans Global Transaction in May 1995. Mr. Schiller is chairman of the board and chief executive officer of Consolidated, a corporation which, through subsidiaries, is engaged in various businesses. Mr. Schiller is also chairman of the board, chief executive officer and a director of Netsmart, a publicly-traded subsidiary of Consolidated that markets health information systems and other network based software systems, and Lafayette, a publicly-traded corporation controlled by SISC which is engaged in various manufacturing businesses. Consolidated's businesses include, in addition to the Company, the management and operation of magnetic resonance imaging centers, the manufacture and sale of electro-mechanical and electro-optical products, a range of telecommunications services, computerized health information systems and related services which are offered to health care providers, and the marketing and selling of three dimensional imaging products. Mr. Schiller has held his positions with Consolidated for more than the past five years. Mr. Schiller devotes a significant portion of his time to the business of Consolidated and its other subsidiaries, and he devotes only a portion of his time to the business of the Company.

         Mr. Joseph G. Sicinski has been president and a director of the Company since the consummation of the Trans Global Transaction in May 1995. He served in the same capacities for TGS since its organization in January 1995, and served as president of a predecessor of TGS since September 1992. For more than eight years prior thereto, he was executive vice president of corporate marketing for Interglobal Technical Services, Inc., which was engaged in providing technical temporary staffing services.

         Mr. Glen R. Charles has been chief financial officer and treasurer of the Company since May 1995 and of TGS since its organization in January 1995. He served as chief financial officer of RMI since its acquisition in November 1994. From 1992 to November 1994, he was engaged in the private practice of accounting. For more than five years prior thereto, he was chief financial officer of Telephone Support Systems, Inc., a manufacturer of telecommunications peripheral equipment.

         Ms. Grazyna B. Wnuk has been the secretary of the Company since May 1995. She is also secretary of Consolidated, a position she has held since 1991. She is also a director of Consolidated.

         Mr. E. Gerald Kay has been a director of the Company since the consummation of the Trans Global Transaction in May 1995. He has been chairman of the board and chief executive officer of Chem International, Inc., a pharmaceutical manufacturer, Manhattan Drug Co., Inc., a wholesaler of pharmaceutical products, The Vitamin Factory, Inc., a chain of retail vitamin stores, and Connaught Press, Inc., a publisher for more than the past five years. From 1988 to 1990, he was also president and a director of The Rexall Group, Inc., a distributor of Rexall brand products. Mr. Kay is a director of Lafayette and was a director of Netsmart from 1994 until December 1996.

         Mr. Norman J. Hoskin has been a director of the Company since 1995. He is chairman of Atlantic Capital Group, a financial advisory services company, a position he has held for more than the past five years. He is also chairman of the board and a director of Tapistron International, Inc., a high tech manufacturer of carpeting, and is a director of Consolidated, Netsmart, Lafayette, Aqua Care Systems, Inc., a water media filtration and remediation company, and Spintek Gaming, Inc., a manufacturer of gaming equipment.

         The board of directors presently has one committee, the stock option committee, which was formed in 1995 and which administers the Company's 1993 Stock Option Plan, the 1995 Stock Incentive Plan and the 1995 Long Term Incentive Plan.

         The Company's Certificate of Incorporation provides that to the fullest extent provided by Delaware law, a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also contains broad indemnification provisions. These provisions do not affect the liability of any director under Federal or applicable state securities laws.


Remuneration

         Set forth below is information with respect to compensation paid or accrued by the Company for 1996, 1995 and 1994 to its chief executive officer and to each other officer whose compensation exceeded $100,000 for 1996.

                                                    Annual Compensation               Long-Term Compensation (Awards)
                                                                                    Restricted Stock          Options, SARs
Name and Principal Position              Year         Salary          Bonus         Awards (Dollars)             (Number)
---------------------------              ----       ----------      ---------       ----------------          -----------
Lewis S. Schiller, CEO(1)                1996             --              --               --                   555,000(2)
                                         1995             --              --               --                        --
                                         1994             --              --               --                        --
Joseph G. Sicinski, President            1996        195,500              --               --                 1,200,000(3)
                                         1995        178,000              --               --                   250,000(3)
                                         1994        110,000          15,000               --                        --

-----------

(1) Mr. Schiller received no compensation from the Company. Effective December 31, 1994, Consolidated changed its fiscal year to a calendar year from the twelve months ended July 31. During the years ended December 31, 1996 and 1995, the period from August 1, 1994 to December 31, 1994 and the fiscal year ended July 31, 1994, the total compensation paid or accrued by Consolidated to Mr. Schiller was $340,000, $250,000, $94,000 and $181,451, respectively.

(2) Represents warrants to purchase 400,000 shares of Common Stock at $1.25 per share, an incentive stock option to purchase 150,000 shares of Common Stock at $1.125 per share and a nonqualified stock option to purchase 5,000 shares at $1.03 per share. Such options and warrants were granted at the fair market value on the date of grant. Mr. Schiller transferred warrants to purchase 150,000 shares to members of his family. See "Management -- Stock Option Plans" and "Certain Transactions."

(3) Represents warrants to purchase 400,000 shares of Common Stock at $1.25 per share and an incentive stock option to purchase 800,000 shares of Common Stock at $1.125 per share. Such options and warrants were granted at the fair market value on the date of grant. In connection with the grant of the incentive stock option to purchase 800,000 shares of Common Stock, Mr. Sicinski agreed to the cancellation of an incentive stock option to purchase 250,000 shares of Common Stock at $2.125, which was granted in 1995. See "Management -- Stock Option Plans" and "Certain Transactions."

         Pursuant to his employment agreement with Consolidated, Mr. Schiller received, prior to September 1, 1996, an annual salary of $250,000, subject to a cost of living increase, a bonus equal to 10% of Consolidated's net income before income taxes or cash flow, whichever is greater, in excess of $350,000. Effective September 1, 1996, Mr. Schiller's base salary was increased to $500,000. Pursuant to his employment agreement with Consolidated, Mr. Schiller acquired 10% of SISC's interest in its subsidiaries and investments, including its investment in the Company, at 110% of SISC's cost. See "Certain Transactions."

         In January 1995, Mr. Joseph G. Sicinski entered into a five-year employment agreement with the Company pursuant to which he received annual compensation of $180,000, subject to an annual cost of living increase. Effective September 1, 1996, Mr. Sicinski entered into a new employment agreement for a five-year term commencing September 1, 1996 pursuant to which he receives annual compensation of $234,000, subject to an annual cost of living increase. In addition, Mr. Sicinski is entitled to a bonus equal to 5% of the Company's income before income taxes, but not more than 200% of his salary. The Company also provides Mr. Sicinski with an automobile which he may use for personal use.

         In August 1995, SISC granted Mr. Sicinski a five-year option to purchase 200,000 shares of Common Stock owned by SISC at $1.625 per share. In April 1996, SISC granted Mr. Sicinski a five-year option to purchase 800,000 shares of Common

Stock owned by SISC at $.25 per share, and the prior option was canceled. The Company granted Mr. Sicinski certain demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon exercise of such option.

         The Company pays its non-management directors a fee of $500 per month.

         The following table sets forth information concerning the exercise of options and warrants during the year ended December 31, 1996 and the year-end value of options held by the Company's officers named in the remuneration table. No SARs have been granted.

 Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

                                                                                     Number of
                                                                                     Securities             Value of
                                                                                     Underlying             Unexercised In-
                                                                                     Unexercised            the-Money
                                                                                     Options at Fiscal      Options at Fiscal
                                                                                     Year End(1)            Year End(2)

                                         Shares Acquired                             Exercisable/           Exercisable/
         Name                            Upon Exercise          Value Realized       Unexercisable          Unexercisable
Lewis S. Schiller                            --                      --               452,500(3)             $272,970/
                                                                                           --                     --
Joseph G. Sicinski                           --                      --                576,000(4)/            382,000/
                                                                                       624,000                468,000
---------------

(1)   Includes options which became exercisable on January 1, 1997.

(2) Based on the closing price per share of Common Stock on December 31, 1996, which was $1.875.

(3) Represents warrants to purchase 297,500 shares of Common Stock at $1.25 per share (250,000 shares) and $3.50 (47,500 shares), incentive stock options to purchase 150,000 shares of Common Stock at $1.125 per share, and nonqualified stock options to purchase 5,000 shares of Common Stock at $1.031 per share.

(4) Represents warrants to purchase 400,000 shares of Common Stock at $1.25 per share and incentive stock options to purchase 176,000 shares of Common Stock at $1.125 per share. Options to purchase stock from SISC are not included in the table.

         During 1996, the board of directors approved the repricing of incentive stock options granted to Mr. Joseph Sicinski in 1995, by the cancellation of incentive stock options to purchase 250,000 shares at $2.125 per share and the grant of an incentive stock option to purchase 800,000 shares of Common Stock at $1.125 per share. The grant of the new option and cancellation of the old option were based on the Company's improving results notwithstanding the decline in the stock price. Set forth below is information concerning the repricing of such options. Information is not included with respect to repricing of options granted to Mr. Milton E. McNally, who was chief executive officer of the Company prior to the consummation of the Trans Global Transaction in May 1995. In February 1995, the Company reduced to $2.25 per share the exercise price of outstanding options to purchase an aggregate of 92,500 shares of Common Stock from $3.00, as to 50,000 shares, $5.00 as to 30,000 shares and $6.40 as to 12,500 shares.

                                Option Repricings

                                   Number of
                                   Securities            Market Price
                                   Underlying            of Stock at        Exercise Price
                                   Options               Time of            at Time of         New          Length of Original Term
                                   Repriced or           Repricing or       Repricing or       Exercise     Remaining at Date of
Name                   Date        Amended               Amendment          Amendment          Price        Repricing or Amendment
Joseph B. Sicinski     3/18/96     250,000 shares(1)     $1.125             $2.125             $1.125       five years, five months

(1) In addition, in April 1996, SISC granted Mr. Sicinski an option to purchase 800,000 shares of Common Stock at $.25 per share. In August 1995, SISC had granted Mr. Sicinski an option to purchase 200,000 shares of Common Stock at $1.625 per share. This option was canceled in connection with the April 1996 grant.


Stock Option Plans

         The Company has three stock option plans. In 1993, the Company adopted the 1993 Stock Incentive Plan (the "1993 Plan"), covering an aggregate of 150,000 shares of Common Stock. Options to purchase 124,100 shares of Common Stock were granted at exercise prices of $3.00 as to 54,500 shares, $5.00 as to 14,600 shares and $5.00 as to 55,000 shares. The exercise price of all of such options was reduced to $2.25 per share in February 1995. As of August 31, 1996, options to purchase 10,150 shares had expired unexercised. No options under the 1993 Plan had been exercised. In January 1995, the board of directors adopted the 1995 Stock Incentive Plan (the "1995 Plan"), pursuant to which stock options and stock appreciation rights can be granted with respect to 305,000 shares of Common Stock. At December 31, 1996, options to purchase 290,000 shares of Common Stock were granted pursuant to the 1995 Plan, of which options to purchase 255,000 shares had been exercised and options to purchase 35,000 shares at an exercise price of $.50 per share were outstanding.

         In May 1995, the board of directors adopted, and, in March 1996, the stockholders approved the 1995 Long Term Incentive Plan (the "1995 Incentive Plan"), initially covering 500,000 shares of Common Stock. In April 1996, the board of directors approved, and in November 1996, the stockholders approved, an amendment to the 1995 Incentive Plan which increased the number of shares of Common Stock currently subject to the 1995 Incentive Plan to 2,492,332 shares. The number of shares of Common Stock subject to the 1995 Incentive Plan automatically increases by 5% of any shares of Common Stock issued by the Company other than shares issued pursuant to the 1995 Incentive Plan. The information contained in this Prospectus relating to the 1993 Plan, the 1995 Plan and the 1995 Incentive Plan (collectively, the "Plans") is qualified in its entirety by the text of such plans, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

         Awards under the Plans may be made to key employees, including officers, and directors of the Company and its subsidiaries. Members and alternate members of the stock option committee are not eligible for options under the 1995 Incentive Plan, except that the 1995 Incentive Plan provides for the automatic grant to outside directors of non-qualified options to purchase 5,000 shares on February 1st of each year, commencing February 1, 1996. Messrs.
E. Gerald Kay and Norman J. Hoskin are the directors who qualify as non-management directors under the 1995 Plan. Pursuant to the 1995 Incentive Plan, Messrs. Schiller, Kay and Joel S. Kanter, who was a director of the Company until February 1997, were non-management directors on February 1, 1996, each received an option to purchase 5,000 shares of Common Stock at $1.031 per share, and Messrs. Hoskin, Kay and Kanter, who were non-management directors on February 1, 1997, each received an option to purchase 5,000 shares of Common Stock at $1.875 per share. The Plans impose no limit on the number of officers and other key employees to whom awards may be made.

         The Plans are administered by a committee of at least two disinterested directors appointed by the board (the "Committee"). Any member or alternate member of the Committee shall not be eligible to receive options or stock under the 1995 Incentive Plan (except as to the automatic grant of options to directors) or under any plan of the Company or any of its affiliates. The Committee has broad discretion in determining the persons to whom stock options or other awards are to be granted and the terms and conditions of the award, including the type of award, the exercise price and term and restrictions and forfeiture conditions. If no committee is appointed, the functions of the committee shall be performed by the board of directors. The Committee is presently comprised of Messrs. Norman J. Hoskin and E. Gerald Kay.

         The Committee has the authority to grant the following types of awards under the 1995 Incentive Plan: incentive or non-qualified stock options; stock appreciation rights; restricted stock; deferred stock; stock purchase rights and/or other stock-based awards. The 1995 Incentive Plan is designed to provide the Committee with broad discretion to grant incentive stock-based rights. All officers, including Messrs. Lewis S. Schiller and Joseph G. Sicinski, who are also directors, are eligible for awards under the 1995 Incentive Plan.

         Tax consequences of awards provided under the 1995 Plan are dependent upon the type of award granted. The grant of incentive or nonqualified stock options does not result in any taxable income to the recipient or deduction to the Company. Upon exercise of a nonqualified stock option, the recipient recognizes income in the amount by which the fair market value on the date of exercise exceeds the exercise price of the option, and the Company receives a corresponding tax deduction. In the case of incentive stock options, no income is recognized to the employee, and no deduction is available to the Company, if the stock issued upon exercise of the option is not transferred within two years from the date of grant or one year from the date of exercise, whichever occurs later. However, the exercise of an incentive stock option may result in additional taxes through the application of the alternative minimum tax. In the event of a sale or other disqualifying transfer of stock issued upon exercise of an incentive stock option, the employee realizes income, and the Company receives a tax deduction, equal to the amount by which the lesser of the fair market value at the date of exercise or the proceeds from the sale exceeds the exercise price. The issuance of stock pursuant to a stock grant results in taxable income to the recipient at the date the rights to the stock become nonforfeitable, and the Company receives a deduction in such amount. However, if the recipient of the award makes an election in accordance with the Internal Revenue Code of 1986, as amended, the amount of his or her income is based on the fair market value on the date of grant rather than the fair market value on the date the rights become nonforfeitable. When compensation is to be recognized by the employee, appropriate arrangements are to be made with respect to the payment of withholding tax.

         In August 1995, the Company granted to Mr. Joseph G. Sicinski, president of the Company, a six-year incentive stock option to purchase an aggregate of 250,000 shares of Common Stock pursuant to the 1995 Plan at an exercise price of $2.125 per share, being the fair market value on the date of grant. The option was immediately exercisable as to 47,000 shares of Common Stock and becomes exercisable as to an additional 47,000 shares of Common Stock on each of January 1, 1996, 1997, 1998 and 1999 and becomes exercisable as to the remaining 15,000 shares of Common Stock on January 1, 2000.

         In March 1996, the committee granted incentive stock options to purchase an aggregate of 1,310,000 shares of Common Stock at $1.125 per share, being the fair market value on the date of grant. Such options were granted to Mr. Joseph G. Sicinski, president of the Company, who received an option to purchase 800,000 shares of Common Stock, Mr. Lewis S. Schiller, chairman of the board of the Company, who received an option to purchase 150,000 shares of Common Stock, Mr. Glen R. Charles, chief financial officer of the Company, who received an option to purchase 100,000 shares of Common Stock, and sixteen other employees who received options to purchase an aggregate of 260,000 shares of Common Stock. In connection with the grant to Mr. Sicinski, he agreed to the cancellation of the previously granted incentive stock options. The option granted to Messrs. Schiller and Sicinski have a ten-year term, and the other options have five year terms. Except for the options granted to Messrs. Schiller, Sicinski and Charles, all options are immediately exercisable. The options granted to Messrs. Schiller and Charles are immediately exercisable as to 88,000 shares and become exercisable as to the remaining shares on January 1, 1997. The option granted to Mr. Sicinski is immediately exercisable as to 88,000 shares and becomes exercisable cumulatively as to an additional 88,000 shares on January 1 of each year from 1997 to 2004 and becomes exercisable as to the remaining 8,000 shares on January 1, 2005.

         The following table sets forth information concerning options granted during the year ended December 31, 1996 pursuant to the Company's 1995 Incentive Plan. See "Management -- Remuneration" and "Certain Transactions" for information relating to the issuance of warrants to officers and directors. No SARs were granted.

                  Option Grants in Year Ended December 31, 1996

                                                                Percent of Total
                                         Number of Shares       Options Granted
                                         Underlying             to Employees in       Exercise Price
         Name                            Options Granted        Fiscal Year           Per Share             Expiration Date
Lewis S. Schiller                           150,000                  11.3%             $1.125                   3/17/06
                                              5,000(1)                0.3%              1.031                   1/31/06
Joseph G. Sicinski(2)                       800,000                  60.4%              1.125                   3/17/06
All current executive officers(3)           950,000                  71.7%              1.125                   3/17/06
                                            100,000                   7.5%              1.125                   3/17/01
                                              5,000(1)                0.3%              1.031                   1/31/06
All non-officer directors                    10,000(1)                0.8%              1.031                   1/31/06
All other employees                         260,000                  19.6%              1.125                   3/17/01
-----------

(1)   These options are automatically granted pursuant to the 1995 Incentive
      Plan.

(2) In addition, in April 1996, SISC granted Mr. Sicinski an option to purchase 800,000 shares of Common Stock at $.25 per share. In August 1995, SISC had granted Mr. Sicinski an option to purchase 200,000 shares of Common Stock at $1.625 per share. This option was canceled in connection with the April 1996 grant.

(3)   Including Messrs. Schiller and Sicinski.


                              CERTAIN TRANSACTIONS

The Trans Global Transaction

         On May 8, 1995, the Company acquired all of the issued and outstanding capital stock of TGS and issued (a) 1,000,000 shares of Common Stock, (b) 25,000 shares of Series A Convertible Participating Preferred Stock ("Series A Preferred Stock"), (c) 25,000 shares of Series B Preferred Stock which were convertible into an aggregate of 1,000,000 shares of Common Stock if net income before income taxes, as defined, is either $500,000 for 1995 or $1.5 million for either 1996 or 1997, (d) 25,000 shares of Series C Preferred Stock which were are convertible into an aggregate of 1,500,000 shares of Common Stock if net income before income taxes, as defined, is $1.5 million for either 1996 or 1997, and (e) 20,000 shares of Series D 6.25% Redeemable Cumulative Preferred Stock ("Series D Preferred Stock"), which were not convertible, but which had an aggregate redemption price of approximately $1.7 million. In addition, in connection with the Trans Global Transaction, the Company issued two-year warrants to purchase an aggregate of 500,000 shares of Common Stock at $3.50 per share. As a result of the March 1996 amendment to the Company's certificate of incorporation increasing the authorized Common Stock to 20,000,000 shares, the 25,000 shares of Series A Convertible Preferred Stock were automatically converted into 2,000,000 shares of Common Stock.

         As a result of, and at the time of, the Trans Global Transaction, SISC owned approximately 32.2% of the outstanding Common Stock, and 59.3% of the voting rights on all matters, including the election of directors, except where the holders of Common Stock are required by law to vote as a single class. As a result, SISC had the power to elect all of the directors of the Company. Mr. Lewis S. Schiller, chairman of the board, chief executive officer and a director of the Company, is the chairman of the board, chief executive officer and a director of Consolidated and SISC. Accordingly, both Consolidated and Mr. Schiller may be deemed control persons with respect to the Company.

Sale of WWR

         At June 30, 1995, the Company owed SISC approximately $1.1 million. Subsequent to June 30, 1995, the Company repaid $225,000 to SISC, and SISC advanced $275,000 to the Company and WWR to enable the Company to pay a $275,000 debenture due to Klipsch, Inc. ("Klipsch"), the company from which WWR purchased its loudspeaker business. The debenture became due on June 30, 1995. The advance was required because the Company and WWR did not have the cash to make the payment. As of September 30, 1995, the Company transferred the stock of WWR to an affiliate of SISC in consideration for which SISC released the Company from its obligations with respect to the $275,000 advance. In connection with the transaction, the Company issued 1,060,000 shares of Common Stock to SISC; however, the actual issuance of the shares has been deferred until the number of authorized shares of the Company's Common Stock was increased. WWR had, at the time of the transaction, a deficiency in stockholders' equity of approximately $1.4 million. Among WWR's liabilities was approximately $2.1 million payable to the Company, which, based upon WWR's historical and current cash flow, was not likely to be paid in the near future. This payable was satisfied through the issuance by Consolidated of shares of a newly created series of preferred stock which converts on September 30, 2000 into such number of shares of Consolidated's common stock as has a value equal to $2.1 million. The directors believed that the transaction was in the best interest of the Company because it removed a $1.4 million net deficit from the Company's balance sheet, the business of WWR was not related to the business of the Company, and the Company has no experience in manufacturing operations. During the period from the completion of the Trans Global Transaction until the sale of WWR, the operations of WWR had been supervised by personnel of SISC and its affiliates and not by the Company. Furthermore, WWR was a defendant in litigation commenced by Klipsch, Inc. claiming that the license agreement pursuant to which WWR has the right to use the Klipsch name and certain patents has terminated. At December 31, 1996, WWR owed $325,000 to a nonaffiliated lender. The note matures in June 1997 and is guaranteed by Walnut and the Kanter Foundation. The Kanter Foundation and Walnut are affiliated with Mr. Joel S. Kanter, who was a director of the Company until February 1997. The Company, SISC and Consolidated have guaranteed the guarantee obligations of the Kanter Foundation and Walnut. In addition, the Company is required to issue to the lender 520 shares per month of Common Stock as long as the note is outstanding.


Loan and Equity Transactions With SISC

         TGS was organized by SISC in January 1995 to hold all of the stock of Holdings, which was acquired by SISC in December 1993, and RMI, which was acquired by SISC in November 1994. At the time of the organization of TGS, TGS issued to SISC, in consideration for the shares of Consolidated common stock issued in connection with the acquisitions of Holdings and RMI assets, 500 shares of TGS' redeemable preferred stock. The Company also issued to SISC warrants to purchase shares of its common stock. The TGS stock and warrants were issued to SISC in consideration for the transfer of the stock of Holdings and RMI and the advances made by SISC. In connection with the organization of TGS, TGS also issued a 3.4% interest to Mr. Joseph G. Sicinski, president of TGS, in exchange for certain rights Mr. Sicinski has with respect to the stock of Holdings.

         In connection with the organization of TGS in January 1995, SISC transferred a 5% interest in its common stock and warrants in TGS to DLB, in exchange for DLB's 10% interest in Avionics. DLB is owned by the wife of Mr. Lewis S. Schiller, chairman of the board and chief executive officer of the Company; however, Mr. Schiller disclaims beneficial ownership in DLB or any securities owned by DLB.

         The Trans Global Agreement provides SISC and DLB with certain registration rights with respect to their warrants and the underlying Common Stock and provides Mr. Sicinski with certain registration rights with respect to the 100,000 shares of Common Stock issued to him pursuant to the Trans Global Agreement.

         Trinity, a wholly-owned subsidiary of Consolidated, is a party to a management services agreement dated as of January 1, 1995, pursuant to which Trinity will receive a monthly fee of $10,000 through March 2000, which monthly fee will increase to $25,000 commencing with the month in which this Offering is completed. Neither SISC, Consolidated nor any of their employees, including Mr. Lewis S. Schiller, chairman of the board and chief executive officer of the Company, have received any compensation from the Company or TGS. None of such persons provided significant services to Holdings or RMI prior to 1995.

         During the years ended December 31, 1996, 1995 and 1994, the largest amount due to SISC was $1.1 million, $1.1 million and $885,000, respectively. These advances were incurred for working capital and in connection with the acquisition of Job Shop assets. The Company's advances from SISC bore interest at 10% per annum. Prior to the SISC Recapitalization, the Company owed SISC approximately $1.1 million. During 1996, pursuant to the SISC Recapitalization, the Company issued to SISC 9,900 shares of Series F Preferred Stock and warrants to purchase 3,200,000 shares of Common Stock at $1.25 per share in exchange for the cancellation of $750,000 principal amount of the Company's debt to SISC and all of the shares of Series B, C and D Preferred Stock owned by SISC, including accrued dividends due on the Series D Preferred Stock. The 9,900 shares of Series F Preferred Stock were convertible into 9,900,000 shares of Common Stock. As a result of the SISC Recapitalization, the Company's obligations to SISC were reduced to $300,000, which was paid in 1996.

         Pursuant to Mr. Schiller's employment agreement with Consolidated, Mr. Schiller acquired 10% of SISC's interest in its subsidiaries and investments, including the Company's Common Stock, Preferred Stock and warrants held by SISC, at 110% of SISC's cost. At the closing of the Trans Global Transaction, Mr. Schiller exchanged such right for a right to purchase 10% of the common stock, convertible preferred stock and warrants of the Company owned by SISC. Mr. Schiller has exercised his right to purchase 393,000 shares of Common Stock, warrants to purchase 47,500 shares of Common Stock and 2,500 shares of Series B and C Preferred Stock. In connection with the SISC Recapitalization, SISC transferred to Mr. Schiller 1,000 shares of Series F Preferred Stock, and Mr. Schiller's shares of Series B and C Preferred Stock were canceled. Also in connection with the SISC Recapitalization, DLB exchanged its shares of Series B and C Preferred Stock for 100 shares of Series F Preferred Stock.

         In October 1996, SISC converted 5,000 shares of Series F Preferred Stock into 5,000,000 shares of Common Stock, and in December 1996, SISC converted the remaining 3,900 shares of Series F Preferred Stock into 3,900,000 shares of Common Stock, and Mr. Schiller and DLB converted their 1,000 and 100 shares of Series F Preferred Stock into 1,000,000 and 100,000 shares of Common Stock, respectively.

         The Company has from time to time made advances to three SISC Subsidiaries which are not owned or controlled by the Company. Such advances were approximately $1.5 million, $1.2 million and $274,000 at December 31, 1996, 1995 and 1994, respectively. The amounts outstanding on such dates represent the largest amounts outstanding during the respective periods ending on such dates. The Company cannot estimate whether or when the SISC Subsidiaries will pay the amounts due the Company because of their lack of available working capital, and, accordingly, are treated as long term receivables at December 31, 1996. Advances to the SISC Subsidiaries may continue. In addition, the Company pays the compensation and benefits of certain non-executive employees who perform services for both the Company and one of the SISC Subsidiaries and share common space and other office expenses. The amount allocated to such SISC Subsidiary, which is approximately $150,000 per annum, is added to the obligations of the SISC Subsidiary to the Company.

         As of June 30, 1995, SISC converted $200,000 of the Company's obligations to SISC into 5,000 shares of Series E Preferred Stock. In March 1996, as a result of the amendment to the Company's certificate of incorporation increasing its authorized common stock, the 5,000 shares of Series E Preferred Stock were automatically converted into 120,000 shares of Common Stock.


Other Related Party Transactions

         The Company was organized in September 1993 as Concept Technologies Group, Inc. to acquire the stock of three companies, each of which was controlled by Walnut. Walnut may be deemed a promoter of the Company. Following the acquisition of such subsidiaries and until the Trans Global Transaction, Walnut may be deemed a controlling stockholder of the Company. As a result of family relationships, the Kanter Foundation, The Holding Company and Windy City, as well as certain members of the Kanter family may be deemed affiliates of the Company. Mr. Joel Kanter, who was a director of the Company until February 1997, is president and a director of Windy City and Kanter Foundation. Since February 1995, he has been president of Walnut, to which he was a consultant prior to that date. Mr. Joshua Kanter, who was secretary of the Company prior to May 1995, is vice president of Windy City and the Kanter Foundation. Mr. Burton Kanter, the father of Joel and Joshua Kanter, is chief executive officer of Walnut and president and a director of The Holding Company. While there is little or no common beneficial ownership of Walnut, Windy City, the Kanter Foundation and The Holding Company, members of the Kanter family have varying degrees of control over these entities.

         In connection with the Trans Global Transaction, the Company requested certain holders of restricted securities to agree to a one year lockup from the effective date of the first registration statement filed by the Company following the closing of the Trans Global Transaction. Walnut, Windy City, the Kanter Foundation and The Holding Company received an aggregate of 181,080 shares of Common Stock and warrants to purchase 90,540 shares of Common Stock at $3.50 per share in consideration for agreeing to such lockups, which related to an aggregate of 362,160 shares of Common Stock.

         In October 1995, the Company authorized the issuance to each of Messrs.
E. Gerald Kay and Joel S. Kanter a warrant to purchase 75,000 shares of Common Stock at $3.50 per share. In April 1996, the Company issued to each of Messrs. Lewis S. Schiller and Joseph G. Sicinski a warrant to purchase 400,000 shares of Common Stock at $1.25 per share and to each of Messrs. E. Gerald Kay, Joel S. Kanter and Norman J. Hoskin, a warrant to purchase 300,000 shares of Common Stock at $1.25 per share. In connection with such grants, Messrs. Kay and Kanter agreed to waive the right to receive the previously authorized warrants, which had not been issued.

         During 1994 and 1995 the Company engaged Plaza Street Holdings, Inc. ("Plaza Street") to perform consulting services in connection with possible acquisition or merger candidates for the Company. Plaza Street is wholly-owned by Mr. Michael Alan Faber, who is a vice president of Walnut. Plaza Street received $50,000 for services rendered during 1994 (of which $15,000 was paid in 1995) and 1995.

         Prior to completion of the Company's initial offering in February 1994, the Company borrowed funds on an unsecured, short term basis from Walnut for working capital. The borrowing did not exceed $90,000, bore interest at 10% per annum and was repaid from the proceeds of the Issuer's initial public offering.

         The Company believes that the transactions with related parties were made on terms that were no less favorable to the Company that would have been available from non-affiliated third parties under similar circumstances.


                             PRINCIPAL STOCKHOLDERS

         Set forth below is information as of March 15, 1997 as to each person owning of record or known by the Company, based on information provided to the Company by the persons named below, to own beneficially at least 5% of the Company's Common Stock and for all officers and directors as a group.


                                                         Percent of Outstanding
Name and Address(1)                    Shares                 Common Stock
-------------------                    ------                 ------------
Lewis S. Schiller(2)                 15,610,000(3)                   59.7%
160 Broadway
New York, NY 10038

SIS Capital Corp.                    14,004,5004                     54.5%
Consolidated Technology Group Ltd.
160 Broadway
New York, NY 10038

Joseph G. Sicinski                    1,476,0005                      6.3%
1770 Motor Parkway
Hauppauge, NY 11788

E. Gerald Kay                           305,000(6)                    1.3%
225 Long Avenue
Hillside, NJ 07205

Norman J. Hoskin                        300,000(7)                    1.3%
2200 Corporate Blvd.
Boca Raton, FL 33431

All directors and officers as a
group (seven individuals owning
stock or warrants)                   17,241,000(3),(5),(6),(7),(8)   62.3%

-----------

(1) Unless otherwise indicated, each person has the sole voting and sole investment power and direct beneficial ownership of the shares.

(2) Mr. Schiller is the chairman of the board and chief executive officer of Consolidated and chief executive officer of SISC. Accordingly, he has the right to vote the shares owned by SISC.

(3) Includes (a) 297,500 shares of Common Stock issuable upon the exercise of warrants held by Mr. Schiller, (b) 5,000 shares issuable upon exercise of an option held by Mr. Schiller, (c) 150,000 shares pursuant to an incentive stock option held by Mr. Schiller; (d) 11,187,000 shares of Common Stock owned by SISC, and (e) 2,817,500 shares of Common Stock issuable upon exercise of warrants held by SISC.

(4) Includes 2,817,500 shares of Common Stock issuable upon exercise of warrants held by SISC. SISC has granted Mr. Joseph G. Sicinski an option to purchase 800,000 of its shares of Common Stock which may be shares owned by SISC or issuable upon exercise of warrants owned by SISC.

(5) Includes (a) 176,000 shares of Common Stock issuable pursuant to an incentive stock option, (b) 100,000 shares issuable upon exercise of a warrant held by Mr. Sicinski and (c) 800,000 shares of Common Stock issuable pursuant to an option granted by SISC to Mr. Sicinski.

(6) Represents 300,000 shares of Common Stock issuable upon exercise of a warrant and 5,000 shares issuable upon exercise of an option held by Mr. Kay.

(7) Represents 300,000 shares of Common Stock issuable upon exercise of a warrant held by Mr. Hoskin.

(8) Includes 100,000 shares of Common Stock issuable upon exercise of an incentive stock option held by one other officer and 250,000 shares of Common Stock issuable upon exercise of a warrant held by another officer.


                            DESCRIPTION OF SECURITIES

Capital Stock

         The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value $.01 per share, and 50,000,000 shares of Common Stock, par value $.01 per share. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to share in such dividends as the board of directors, in its discretion, may declare from funds legally available. In the event of liquidation, each outstanding share entitles its holder to participate ratably in the assets remaining after payment of liabilities. At December 31, 1996, there were 22,901,331 shares of Common Stock outstanding.

         Stockholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or of any other securities of the Company, and there are no redemption or sinking fund provisions with regard to the Common Stock. All outstanding shares of Common Stock are, and those issuable pursuant to this Prospectus or upon exercise of the Warrants will be when issued as provided in this Prospectus, validly issued, fully paid, and nonassessable. Stockholders do not have cumulative voting rights.

         The Company's board of directors is authorized to issue, from time to time and without further stockholder action, up to 3,000,000 shares of preferred stock in one or more distinct series. The board of directors is authorized to fix the following rights and preferences, among others, for each series: (i) the rate of dividends and whether such dividends shall be cumulative; (ii) the price at and the terms and conditions on which shares may be redeemed; (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation;
(iv) whether or not a sinking fund shall be provided for the redemption or purchase of shares; (v) the terms and conditions on which shares may be converted; and (vi) whether, and in what proportion to any other series or class, a series shall have voting rights other than required by law, and, if voting rights are granted, the number of voting rights per share. Except as set forth in this Prospectus, the Company has no plans, agreements or understandings with respect to the designation of any series or the issuance of any shares of preferred stock.

         There is presently one series of Preferred Stock which is authorized --the Series G Preferred Stock. Set forth below is information concerning such series of Preferred Stock. The board of directors may create other series of Preferred Stock which are either junior or senior to or on a parity with the G Preferred Stock as to dividends and/or on any voluntary or mandatory liquidation without the approval of the holders of such series of Preferred Stock. The Company has previously authorized six other series of Preferred Stock, all of which have either been converted into shares of Common Stock or have been canceled. Such other series of Preferred Stock have been terminated.


Series G Preferred Stock

         The Company has authorized the issuance of 1,250,000 shares of Series G Preferred Stock, none of which are issued or outstanding. Holders of shares of Series G Preferred Stock are entitled to receive, when and as declared by the board of directors of the Company, out of funds of the Company legally available for payment, dividends at an annual rate of $.12 per share. Dividends are payable semi-annually on the first day of April and October of each year, commencing October 1, 1997, to holders of record on the preceding March 15 and September 15, respectively. Dividends shall accrue from the closing date of this Offering, and are payable in cash or in shares of Common Stock, valued at fair market value, as the Company's board of directors shall determine. After payment of the semi-annual dividend, each share of Series G Preferred Stock shall receive the same per share dividend as is payable with respect to one share of Common Stock payable during the semi-annual dividend period, which shall be the semi-annual period ending on the day before such dividend payment date. For the purpose of determining whether a dividend with respect to the Common Stock is payable during a semi-annual dividend period, if the record date for determining holders of Common Stock entitled to receive a dividend is during such dividend period, the dividend shall be treated as a dividend payable during such semi-annual dividend period.

         Except as required by law, the holders of the Series G Preferred Stock have no voting rights.

         The holders of the Series G Preferred Stock will be entitled at any time, commencing one year from the date of this Prospectus, or earlier with the consent of the Company and the Representative, subject to prior redemption, to convert each share of Series G Preferred Stock into six shares of Common Stock of the Company. If the Series G Preferred Stock is called for redemption, conversion rights will expire at the close of business on the business date prior to the redemption date. The conversion rate is subject to adjustment upon the occurrence of certain events.

         In the event that, at the time any shares of Series G Preferred Stock are presented for conversion, the market price of the Common Stock is less than $1.00 per share (subject to adjustment), the conversion rate then in effect shall be adjusted to an adjusted conversion rate determined by dividing six dollars ($6.00) by the greater of (i) the average closing price of the Common Stock during the ten (10) trading days prior to the date the shares of Preferred Stock are presented for conversion, which shall be the date that the certificate representing the Series G Preferred Stock, duly endorsed for conversion, is received by the Company's transfer agent, or (ii) fifty cents ($.50), subject to adjustment.

         The Company shall have the right to redeem the shares of Series G Preferred Stock at a redemption price of $6.00 per share, plus accumulated and unpaid dividends, at any time commencing one year from the date of this Prospectus. The Series G Preferred Stock may be redeemed in whole at any time and in part from time to time. Once the Series G Preferred Stock becomes redeemable, the Company may redeem the Series G Preferred Stock upon at least 30, but not more than 60, days' prior written notice to the registered holders. If the Series G Preferred Stock is called for redemption, conversion rights will expire at the close of business on the business day prior to the redemption date.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment has been made on any securities of the Company which rank senior to the Series G Preferred Stock, holders of shares of Series G Preferred Stock will be entitled to receive from the assets of the Company $6.00 per share plus accrued and unpaid dividends to the payment date, before any payment or distribution is made to holders of shares of Common Stock or any other series or class of stock hereafter issued which ranks junior as to liquidation rights to the Series G Preferred Stock. Thereafter, the holders of the Series G Preferred Stock will not be entitled to any additional payment on liquidation.


1994 Warrants

         In February 1994, the Company, in its initial public offering, sold an aggregate of 567,245 units, each unit consisting of one share of Common Stock and one 1994 Warrant. Each 1994 Warrant entitles the holders to purchase one share of Common Stock at $7.00 per share. The 1994 Warrant were exercisable until August 14, 1996, and the exercise period was extended to May 1997. The 1994 Warrants may be redeemed by the Company for $.10 per 1994 Warrant if the price of the Common Stock is at least $6.00 per share for 30 consecutive trading days.

         The 1994 Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to 5:00 p.m. New York City time on the expiration date of the 1994 Warrants or, if the 1994 Warrants are called for redemption, the day prior to the redemption date at the offices of the warrant agent for the 1994 Warrants, accompanied by payment of the full exercise price for the number of Warrants being exercised.

         The 1994 Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events.

         The Company is not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of the Warrants will not possess any rights as a stockholder of the Company unless and until the holder exercises the Warrants.

         The 1994 Warrants may not be exercised unless there is a current and effective registration statement covering the issuance of the shares of Common Stock on exercise of the 1994 Warrants. As of the date of this Prospectus, the Company has not filed such a registration statement and, accordingly, the 1994 Warrants may not be exercised.

Other Warrants

         There are also outstanding other warrants to purchase an aggregate of 6,257,352 shares of Common Stock at exercise prices ranging from $1.25 to $8.45 per share with varying exercise periods. The Other Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events. The holders of certain of these warrants have registration rights with respect to the warrants or the underlying shares of Common Stock. See "Certain Transactions" for information relating to the issuance of certain of the Other Warrants. See "Underwriting" with respect to warrants issuable to the Underwriters upon exercise of the Underwriters' Options.


Dividend Policy

         Except for the obligation of the Company to pay dividends with respect to the Series G Preferred Stock, the Company presently intends to retain future earnings, if any, in order to provide funds for use in the operation and expansion of its business and accordingly does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Description of Securities -- Series G Preferred Stock" for information concerning dividends payable with respect to the Series G Preferred Stock.


Shares Eligible for Future Sale

         Approximately 9,400,000 of the 22,901,331 shares of Common Stock outstanding at March 15, 1997, may be publicly sold as a result of either the registration of such shares as part of the Company's initial public offering in February 1994, the expiration of holding period pursuant to Rule 144 of the Commission or the expiration of the restricted period pursuant to Regulation S of the Commission. As amended effective in April 1997, Rule 144 permits the sale of restricted securities, subject to the Rule 144 volume limitations, one year after the date of issuance by the Company or the date of transfer by an affiliate of the Company. All of such share will be eligible for sale pursuant to Rule 144 by April 1997, except that the volume limitations will affect the number of shares which may be sold pursuant to Rule 144 in any three-month period. Pursuant to the Rule 144 volume limitations, a holder of restricted securities held for one year may sell in any three month period the grater of 1% of the outstanding Common Stock or the average weekly trading volume. A person who is not an affiliate of the Company and who has held restricted securities for two years may sell such securities without regard to the Rule 144 volume limitations. SISC and the Company's directors and executive officers have agreed to a 24-month lockup during which they may not sell their shares without the prior approval of the Representative.

         As of March 15, 1997, the Company had (a) outstanding 1994 Warrants to purchase 567,245 shares of Common Stock at $7.00 per share through November 1996, which warrants are publicly traded, (b) warrants to purchase an aggregate of 1,302,352 shares of Common Stock at exercise prices ranging from $2.00 to $7.00 per share with various expiration dates, and (c) warrants to purchase 4,900,000 shares of Common Stock at $.50 per share through April 2001, which are held by SISC and the Company's directors. In addition, the underwriter of the Company's initial public offering holds unit purchase options to purchase 55,000 of the units issued in the Company's initial public offering in February 1994, at $8.45 per unit through February 1999. Each such unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock at $7.00 per share through August 1996.

         The Company has adopted three stock option plans pursuant to which a maximum of 2,792,332 shares of the Common Stock may be issued, of which options to purchase 1,523,950 shares are outstanding. See "Management -- Stock Option Plans."

         The Company cannot predict the effect, if any, that the issuance of shares of Common Stock upon exercise of options or warrants or the registration of such shares will have on the market for and market price of the Common Stock.


Section 203 of the Delaware General Corporation Law

         The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

         These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to the certificate of incorporation or by-laws of the Company, may elect not to be governed by Section 203, effective twelve months after adoption. Neither the certificate of incorporation nor the by-laws of the Company currently excludes the Company from the restrictions imposed by Section 203.


Transfer Agent

         The transfer agent for the Common Stock and the Series G Preferred Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.


                                  UNDERWRITING

         The several underwriters, of which Patterson Travis, Inc. (the "Representative") is the representative, have severally agreed, on the terms and subject to the conditions of the Underwriting Agreement, to purchase from the Company, and the Company has agreed to sell to the Underwriters, the following number of shares of Series G Preferred Stock:


                                                              Number of Shares
Patterson Travis, Inc.


                                                                  -----------
         Total                                                     1,000,000
                                                                   =========

         The Underwriters are committed to purchase and pay for all of the shares of Series G Preferred Stock offered hereby on a "firm commitment" basis if any are purchased.

         The Representative has advised the Company that the Underwriters propose to offer the shares of Series G Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc. ("NASD"), concessions not exceeding $. per share, of which not more than $. per share may be reallowed to other dealers who are members of the NASD. After the initial public offering, the offering price, the concession and the reallowance may be changed.

         The Company has granted an option to the Underwriters, which may be exercised by the Representative for its own account or for the account of the several Underwriters, exercisable during the 45 day period from the date of this Prospectus, to purchase up to a maximum of 150,000 additional shares of Series G Preferred Stock at the offering price, less the underwriting discounts, for the sole purpose of covering over-allotments of the shares. The Underwriting Agreement also provides that the Company will pay the Representative a fee in the event the Company enters into an acquisition, merger or similar transaction with a party introduced to it by the Representative. As of the date of this Prospectus, the Representative has not introduced the Company to any such party.

         The Company has agreed to pay to the Representative a non-accountable expense allowance of 3% of the aggregate public offering price of all shares of Series G Preferred Stock sold (including any shares sold pursuant to the Underwriters' over-allotment option).

         The Company has agreed to enter into a two-year consulting agreement with the Representative pursuant to which the Company will pay the Representative, on its own behalf and not as representative of the Underwriters, a fee of $100,000, which is to be paid in full at the closing of this Offering. During the period of the consulting agreement, the Representative will be reimbursed for its Company-authorized out-of-pocket expenses.

         The Company's officers, directors, 5% stockholders and their affiliates have agreed not to sell publicly any of their securities without the written consent of the Representative for a period of 24 months from the date of this Prospectus.

         The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Securities Act.

         In connection with this Offering, the Company has agreed to sell to the Underwriters, for a purchase price of $100.00, Underwriters' Options to purchase from the Company up to 100,000 shares of Series G Preferred Stock at an exercise price equal to 165% of the initial public offering price per share. The Underwriters' Options are exercisable for a four-year period commencing one year from the date of this Prospectus. During the one-year period commencing on the date of this Prospectus, the Underwriters' Options may not be sold, transferred, assigned or hypothecated, except to the officers of the Underwriters or to selling group members or officers or partners or members thereof, all of which shall be bound by such restrictions. The Underwriters' Options will contain anti-dilution provisions providing for adjustment under certain circumstances relating to the Series G Preferred Stock. The holders of the Underwriters' Options have no voting, dividend or other rights as stockholders of the Company with respect to shares of Series G Preferred Stock underlying the Underwriters' Options. The holders of the Underwriters' Options have been given the opportunity to profit from a rise in the market for the Company's securities at a nominal cost, with a resulting dilution in the interests of stockholders. The holders of the Underwriters' Options can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain equity capital, if then needed, by a new equity offering on terms more favorable than those provided by the Underwriters' Options. Such facts may adversely affect the terms on which the Company could obtain additional financing. Any profit received by the Underwriters on the sale of the Underwriters' Options or the securities issuable upon exercise of the Underwriters' Options may be deemed additional underwriting compensation.

         The Company has agreed during the term of the Underwriters' Options and for two years thereafter to give advance notice to the holders of the Underwriters' Options or underlying securities of its intention to file a registration statement, and, in such case, the holders of the Underwriters' Options and underlying securities shall have the right to require the Company to include the underlying securities in such registration statement at the Company's expense. At the demand of the holders of a majority of holders of the Underwriters' Options and underlying securities, the Company will also be required to file one such registration statement at the Company's expense. In addition, the Company has agreed to cooperate with the holders of the Underwriters' Options in filing a registration at the expense of the holders of the Underwriters' Options or underlying securities.

         Prior to this Offering there has been no public market for the Series G Preferred Stock. The public offering price, the conversion rate and other terms of the Series G Preferred Stock have been arbitrarily determined by negotiation between the Company and the Representative.

         The Representative has informed the Company that sales to any account over which the Underwriters exercise discretionary authority will not exceed 1% of this Offering.


                                  LEGAL MATTERS

         Esanu Katsky Korins & Siger, 605 Third Avenue, New York, New York 10158, counsel for the Company, have given their opinion as to the authorization and valid issuance of the shares of Series G Preferred Stock offered by this Prospectus. Bernstein & Wasserman, LLP, 950 Third Avenue, New York, New York 10022, is acting as counsel for the Underwriters in connection with this Offering.


                                     EXPERTS

         The financial statements of the Company included in this Prospectus have been audited by Moore Stephens, P.C., independent certified public accountants, as stated in their report appearing herein and are included in reliance on their reports given on the authority of that firm as experts in accounting and auditing.

         The statements of operation, changes in divisional equity and cash flows of the International Technical Division of Job Shop Technical Services, Inc. (the "Job Shop Division") for the period January 1 to November 21, 1994 included in this

Prospectus have been audited by Moore Stephens, P.C., independent certified public accountants, as stated in their report appearing herein, which report includes explanatory paragraphs as to the ability of the Job Shop Division to continue as a going concern and as to the outcome of certain litigation and an investigation, and are included in reliance on their report given on the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         A Registration Statement on Form S-1 relating to the securities offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in such Registration Statement. For further information with respect to the Company and to the securities offered hereby, reference is made to such Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Trans Global Services, Inc. and Subsidiaries

   Report of Independent Certified Public Accountants...................   F-3

   Balance Sheets as of December 31, 1996 and 1995......................   F-4

   Statements of Operations for the years ended December 31, 1996,
    1995 and 1994.......................................................   F-6

   Statements of Changes in Stockholders' Equity for years ended
    December 31, 1996, 1995 and 1994....................................   F-7

   Statements of Cash Flows for the years ended December 31, 1996,
    1995 and 1994.......................................................   F-9

   Notes to Financial Statements........................................   F-12

International Technical Services Division of Job Shop Technical
 Services, Inc.

   Report of Independent Certified Public Accountants...................   F-26

   Statement of Operations for the period January 1 to November
    21, 1994............................................................   F-27

   Statement of Changes in Divisional Equity for the period January
    1 to November 21, 1994..............................................   F-28

   Statement of Cash Flows for the period ended January 1 to
    November 21, 1994...................................................   F-29

   Notes to Financial Statements........................................   F-30


                              . . . . . . . . . . .

                      [This page intentionally left blank]

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Board of Directors of Trans Global Services, Inc.
   Hauppauge, New York



                  We have audited the accompanying consolidated balance sheets of Trans Global Services, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trans Global Services, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                MOORE STEPHENS, P. C.
                                                Certified Public Accountants.

Cranford, New Jersey
March 3, 1997

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

BALANCE SHEETS
--------------------------------------------------------------------------------

                                                       December 31,
                                                       ------------
                                               1 9 9 6              1 9 9 5
                                               -------              -------
                                            [Consolidated]       [Consolidated]
Assets:
Current Assets:
   Cash and Cash Equivalents               $        56,231     $       210,597
   Accounts Receivable - Net                     5,190,056           4,869,116
   Loans Receivable - Officer                       42,500              22,500
   Prepaid Expenses and Other
    Current Assets                                 230,074              80,966
                                           ---------------     ---------------

   Total Current Assets                          5,518,861           5,183,179
                                           ---------------     ---------------

Property and Equipment - Net                        74,581              41,205
                                           ---------------     ---------------

Other Assets:
   Due from Affiliates                           1,508,502           1,234,428
   Customer Lists                                2,838,535           3,063,503
   Goodwill - Net                                  824,125             872,705
   Covenant Not-to-Compete                          60,381             241,833
   Deferred Offering Costs                         151,307                  --
   Other Assets                                     22,958              25,074
   Investment in Preferred Stock
    of Affiliate                                 2,100,730           2,100,730
                                           ---------------     ---------------

   Total Other Assets                            7,506,538           7,538,273
                                           ---------------     ---------------

   Total Assets                            $    13,099,980     $    12,762,657
                                           ===============     ===============


See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

BALANCE SHEETS
--------------------------------------------------------------------------------

                                                        December 31,
                                                        ------------
                                                1 9 9 6              1 9 9 5
                                                -------              -------
                                            [Consolidated]       [Consolidated]
Liabilities and Stockholders' Equity:
Current Liabilities:
   Accounts Payable and Accrued Expenses   $       283,356     $       551,094
   Accrued Payroll and Related Taxes
    and Expenses                                 1,784,061           1,755,685
   Accrued Payroll Tax Penalties                    77,000             700,000
   Accrued Litigation Settlement                   300,000                  --
   Loans Payable - Asset-Based Lender            3,690,875           3,678,702
   Notes Payable - Bank                                 --              60,513
   Note Payable - Other                            138,230             138,230
   Subordinated Debt Current Portion
    - IRS Debt                                          --             700,000
                                           ---------------     ---------------

   Total Current Liabilities                     6,273,522           7,584,224
                                           ---------------     ---------------

Other Liability:
   Due to Affiliates                                    --             926,832
                                           ---------------     ---------------

Commitments and Contingencies [10]                      --                  --
                                           ---------------     ---------------

Stockholders' Equity:
   Preferred Stock, $.01 Par Value,
    20,000,000 Shares Authorized Issued and
    Outstanding [None - December 31, 1996,
    25,000 Shares each of Series A, B and C,
    20,000 Shares of Series D [Liquidation
    Preference of $1,700,000] and 5,000
    Shares of Series E - December 31, 1995]             --               1,000

   Common Stock, $.01 Par Value, 50,000,000
    Shares Authorized, Issued and Outstanding
    [22,901,331 - December 31, 1996, 3,424,609
    - December 31, 1995]                           229,014              34,246

   Capital in Excess of Par Value               12,688,534           9,831,234

   Deferred Consulting Fees                       (303,473)           (508,512)

   Accumulated Deficit                          (5,787,617)         (5,106,367)
                                           ---------------     ---------------
   Total Stockholders' Equity                    6,826,458           4,251,601
                                           ---------------     ---------------
   Total Liabilities and Stockholders'
    Equity                                 $    13,099,980     $    12,762,657
                                           ===============     ===============


See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                      Y e a r s   e n d e d
                                                                                      D e c e m b e r  31,
                                                                           1 9 9 6           1 9 9 5           1 9 9 4
                                                                           -------           -------           -------
                                                                       [Consolidated]    [Consolidated]      [Combined]
Revenues                                                               $    62,594,051  $     63,151,995  $    25,287,089

Cost of Services Provided                                                   57,436,052        59,157,016       23,704,230
                                                                       ---------------  ----------------  ---------------

   Gross Profit                                                              5,157,999         3,994,979        1,582,859
                                                                       ---------------  ----------------  ---------------

Operating Expenses:
   Selling, General and Administrative Expenses                              4,396,503         6,358,030          997,122
   Related Party Administrative Expenses                                       120,000            90,000               --
   Amortization - Intangibles                                                  455,200           455,197          308,974
   Acquisition Expenses                                                             --           528,578               --
                                                                       ---------------  ----------------  ---------------

   Total Operating Expenses                                                  4,971,703         7,431,805        1,306,096
                                                                       ---------------  ----------------  ---------------

   Operating Profit [Loss]                                                     186,296        (3,436,826)         276,763
                                                                       ---------------  ----------------  ---------------

Other Income [Expenses]:
   Interest Expense                                                           (712,289)         (963,211)        (696,129)
   Other Income [Expense]                                                      144,743           (12,890)           8,744
   Settlement Costs                                                           (300,000)               --               --
                                                                       ---------------  ----------------  ---------------

   Total Other [Expenses] - Net                                               (867,546)         (976,101)        (687,385)
                                                                       ---------------  ----------------  ---------------

   Loss From Continuing Operations                                            (681,250)       (4,412,927)        (410,622)
                                                                       ---------------  ----------------  ---------------

Discontinued Operations:
   Loss from Discontinued Operations                                                --          (247,076)              --
   Loss on Sale of Discontinued Segment                                             --           (35,742)              --
                                                                       ---------------  ----------------  ---------------

   Total Discontinued Operations                                                    --          (282,818)              --
                                                                       ---------------  ----------------  ---------------

   Net Loss                                                            $      (681,252) $     (4,695,745) $      (410,622)
                                                                       ===============  ================  ===============

Loss Per Share of Common Stock:
   Continuing Operations                                               $          (.04) $          (1.39) $          (.68)
   Discontinued Operations                                                          --              (.09)              --
                                                                       ---------------  ----------------  ---------------

   Totals                                                              $          (.04) $          (1.48) $          (.68)
                                                                       ===============  ================  ===============

Weighted Average Number of Shares of
   Common Stock                                                             15,182,970         3,172,696          600,000
                                                                       ===============  ================  ===============

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                             Preferred      Preferred Stock
                            Preferred Stock                         Preferred Stock $.01   Stock $0.01 Par  $0.01 Par Value
                            $0.01 Par Value       Preferred         Par Value Series "D"  Value Series "E"    Convertible
                            "A" Convertible    Stock $.01 Par        Convertible 6.25%      Convertible      Participating
                             Participating   Value Series "B" & "C"     Redeemable         Participating      Series "F"
                             -------------   ----------------------     ----------         -------------      ----------
                              Authorized     Convertible Authorized     Authorized          Authorized        Authorized
                             25,000 Shares     25,000 Shares Each      20,000 Shares       5,000 Shares      10,000 Shares
                            Shares    Amount   Shares   Amount       Shares   Amount     Shares    Amount   Shares  Amount
                            ------    ------   ------   ------       ------   ------     ------    ------   ------  ------
Issuance of Stock at
  Inception                 25,000   $   250   50,000   $  500       20,000   $  200         --    $   --       --  $   --

Net [Loss] for the Period
  Ended December 31, 1994       --        --       --       --           --       --         --        --       --      --
                           -------   -------  -------  -------     --------   ------     ------    ------   ------  ------

Balance - December 31,
  1994                      25,000       250   50,000      500       20,000      200         --        --       --      --

Acquisition of Concept          --        --       --       --           --       --         --        --       --      --

Exercise of Stock Options       --        --       --       --           --       --         --        --       --      --

Issuance of Common Stock
 - Private Placement            --        --       --       --           --       --         --        --       --      --

Issuance of Common Stock
 - Legend Stock                 --        --       --       --           --       --         --        --       --      --

Issuance of Preferred
 Stock to Repay Debt            --        --       --       --           --       --      5,000        50       --      --

Issuance of Common Stock
 - Regulation S                 --        --       --       --           --       --         --        --       --      --

Issuance of Below Market
  Options                       --        --       --       --           --       --         --        --       --      --

Issuance of Common Stock
  - Sale of WWR                 --        --       --       --           --       --         --        --       --      --

Amortization of Deferred
  Consulting Costs              --        --       --       --           --       --         --        --       --      --

Acquisition Expenses            --        --       --       --           --       --         --        --       --      --
Issuance of Common Stock
 - Sirrom Capital               --        --       --       --           --       --         --        --       --      --

Exercise of Stock Options       --        --       --       --           --       --         --        --       --      --

Reverse Merger Costs            --        --       --       --           --       --         --        --       --      --

Forgiveness of Accrued
  Interest Prior Years          --        --       --       --           --       --         --        --       --      --

Net Loss                        --        --       --       --           --       --         --        --       --      --
                           -------   -------  -------  -------     --------   ------     ------    ------   ------- ------
Balance - December 31,
  1995 - Forward            25,000   $   250   50,000  $   500       20,000   $  200      5,000    $   50        -- $   --

                                                                                                                (continued)

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                             Common Stock $.01
                             -----------------
                            Par Value Authorized  Capital in                                 Total
                             20,000,000 Shares    Excess of     Accumulated    Deferred   Stockholders'
                            Shares    Amount      Par Value       Deficit       Charges      Equity
                            -------   -------     -----------     --------      -------      -------
Issuance of Stock at
  Inception                 600,000   $ 6,000     $ 1,715,300     $     --      $    --     $ 1,722,250

Net [Loss] for the Period
  Ended December 31, 1994        --        --              --     (410,622)          --        (410,622)
                            -------   -------     -----------     --------   ----------      ----------

Balance - December 31,
  1994                      600,000     6,000       1,715,300     (410,622)          --       1,311,628

Acquisition of Concept    1,485,589    14,856         967,966           --           --         982,822

Exercise of Stock Options   767,000     7,670       3,226,366           --   (2,543,536)        690,500

Issuance of Common Stock
 - Private Placement        151,300     1,513         452,387           --           --         453,900

Issuance of Common Stock
 - Legend Stock               2,600        26             (26)          --           --              --

Issuance of Preferred
 Stock to Repay Debt             --        --         199,950           --           --         200,000

Issuance of Common Stock
 - Regulation S             390,000     3,900         996,100           --           --       1,000,000

Issuance of Below Market
  Options                        --        --         178,750           --     (178,750)             --

Issuance of Common Stock
 - Sale of WWR                   --        --       1,537,000           --           --       1,537,000

Amortization of Deferred
  Consulting Costs               --        --              --           --    2,213,774       2,213,774

Acquisition Expenses             --        --         528,578           --           --         528,578
Issuance of Common Stock
 - Sirrom Capital             3,120        31          10,499           --           --          10,530

Exercise of Stock Options    25,000       250          24,750           --           --          25,000

Reverse Merger Costs             --        --        (117,854)          --           --        (117,854)

Forgiveness of Accrued
  Interest Prior Years           --        --         111,468           --           --         111,468

Net Loss                         --        --              --   (4,695,745)          --      (4,695,745)
                          ---------   -------     -----------    ---------   ----------       ---------
Balance - December 31,
  1995 - Forward          3,424,609   $34,246     $ 9,831,234  $(5,106,367)  $ (508,512)    $ 4,251,601

                                                                                             (concluded)

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                                                                             Preferred      Preferred Stock
                            Preferred Stock                         Preferred Stock $.01   Stock $0.01 Par  $0.01 Par Value
                            $0.01 Par Value       Preferred         Par Value Series "D"  Value Series "E"    Convertible
                            "A" Convertible    Stock $.01 Par        Convertible 6.25%      Convertible      Participating
                             Participating   Value Series "B" & "C"     Redeemable         Participating      Series "F"
                             -------------   ----------------------     ----------         -------------      ----------
                              Authorized     Convertible Authorized     Authorized          Authorized        Authorized
                             25,000 Shares     25,000 Shares Each      20,000 Shares       5,000 Shares      10,000 Shares
                            Shares    Amount   Shares   Amount       Shares   Amount     Shares    Amount   Shares  Amount
                            ------   -------   ------   ------       ------   ------     ------    ------   ------  ------
Balance - December 31,
  1995 - Forwarded          25,000   $   250   50,000   $  500       20,000   $  200      5,000    $   50       --  $   --

Conversion of Series
 "A" and "E" Preferred
 Stock to Common           (25,000)     (250)      --       --           --       --     (5,000)      (50)      --      --

Issuance of Common Stock
 - Regulation S                 --        --       --       --           --       --         --        --       --      --

Issuance of Common Stock
 - Sirrom Capital               --        --       --       --           --       --         --        --       --      --

Deferred Issuance of
 Common  Stock Related
 to Acquisition Stock
 of Concept                     --        --       --       --           --       --         --        --       --      --

Deferred Issuance of
 Common Stock Related
 to Sale of WWR                 --        --       --       --           --       --         --        --       --      --

SISC Recapitalization           --        --  (50,000)    (500)     (20,000)    (200)        --        --   10,000     100

Amortization of Deferred
 Consulting Costs               --        --       --       --           --       --         --        --       --      --

Expiration of Below
 Market Options                 --        --       --       --           --       --         --        --       --      --

Issuance of Below
 Market Options                 --        --       --       --           --       --         --        --       --      --

Recapture of Amortization
 on Expired Below
 Market Options                 --        --       --       --           --       --         --        --       --      --

Conversion of Series F
 Preferred Stock to
 Common Stock                   --        --       --       --           --       --         --        --  (10,000)   (100)

Exercise of Common Stock
 Options                        --        --       --       --           --       --         --        --       --      --

Net Loss                        --        --       --       --           --       --         --        --       --      --
                            ------   -------   ------   ------       ------   ------     ------    ------   ------   -----
Balance - September 30,
 1996 [Unaudited]               --   $    --       --   $   --           --   $   --         --    $   --   10,000  $  100
                            ======   =======   ======   ======       ======   ======     ======    ======   ======  ======

                                                                                                                (continued)

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

                            Common Stock $.01
                            -----------------
                          Par Value Authorized    Capital in                                   Total
                           20,000,000 Shares      Excess of     Accumulated    Deferred     Stockholders'
                            Shares    Amount      Par Value       Deficit       Charges        Equity
                          ---------   -------   ------------    -----------    ----------    ----------
Balance - December 31,
  1995 - Forwarded        3,424,609   $34,246   $ 9,831,234     $(5,106,367)   $ (508,512)   $4,251,601

Conversion of Series
 "A" and "E" Preferred
 Stock to Common          2,120,000    21,200       (20,900)             --            --            --

Issuance of Common Stock
 - Regulation S           5,500,000    55,000     2,320,000              --            --     2,375,000

Issuance of Common Stock
 - Sirrom Capital             6,240        63         9,443              --            --         9,506

Deferred Issuance of
 Common Stock Related
 to Acquisition Stock
 of Concept                 740,482     7,405        (7,405)             --            --            --

Deferred Issuance of
 Common Stock Related
 to Sale of WWR           1,060,000    10,600       (10,600)             --            --            --

SISC Recapitalization            --        --       750,600              --            --       750,000

Amortization of Deferred
 Consulting Costs                --        --            --              --       230,108       230,108

Expiration of Below
 Market Options                  --        --      (138,125)             --       138,125            --

Issuance of Below
 Market Options                  --        --        79,687              --       (79,687)           --

Recapture of Amortization
 on Expired Below Market
 Options                         --        --            --              --       (83,507)      (83,507)

Conversion of Series F
 Preferred Stock to
 Common Stock            10,000,000   100,000       (99,900)             --            --            --

Exercise of Common Stock
 Options                     50,000       500        24,500              --            --        25,000

Net Loss                         --        --            --        (681,250)           --      (681,250)
                         ----------  --------   -----------     -----------    ----------     ---------
Balance - December 31,
 1996                    22,901,331  $229,014   $12,688,534     $(5,787,617)   $ (303,473)    $6,826,458
                         ==========  ========   ===========     ===========    ==========     ==========

                                                                                             (concluded)

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                      Y e a r s   e n d e d
                                                                                      D e c e m b e r  31,
                                                                           1 9 9 6           1 9 9 5           1 9 9 4
                                                                           -------           -------           -------
                                                                       [Consolidated]    [Consolidated]      [Combined]
Operating Activities:
   Loss from Continuing Operations                                     $      (681,250) $     (4,412,927) $      (410,622)
                                                                       ---------------  ----------------  ---------------
   Adjustments to Reconcile Net Loss to
     Net Cash Provided by Operating Activities:
     Depreciation and Amortization                                             477,160           466,817          316,253
     Provision for Doubtful Accounts                                                --            67,363               --
     Loss on Disposal of Property and Equipment                                     --                --            2,542
     Charges from Option Exercise                                              230,108         2,213,774               --
     Recapture of Amortization on Expired Below
       Market Options                                                          (83,507)               --               --
     Settlement Costs                                                          300,000                --               --
     Non-Cash Expenses Related to Trans Global Transaction                          --           528,578               --
     Common Stock Issued for Services Rendered                                      --            10,530               --

   Changes in Assets and Liabilities:
     [Increase] Decrease in:
       Receivables                                                            (320,940)          473,305         (271,498)
       Work in Process                                                              --                --           22,600
       Inventories                                                                  --            55,226               --
       Loan Receivable - Officer                                               (20,000)          (22,500)              --
       Prepaid Expenses and Other Current Assets                              (149,108)          (84,852)          25,897

     Increase [Decrease] in:
       Accounts Payable and Accrued Expenses                                  (267,738)         (544,981)        (535,841)
       Accrued Payroll and Related Taxes and Expenses                           28,376         1,076,504         (242,033)
       Accrued Payroll Tax Penalties                                          (623,000)          700,000               --
                                                                       ---------------  ----------------  ---------------

     Total Adjustments                                                        (428,649)        4,939,764         (683,080)
                                                                       ---------------  ----------------  ---------------

   Net Cash - Continuing Operations                                         (1,109,899)          526,837       (1,093,702)
                                                                       ---------------  ----------------  ---------------

   Loss from Discontinued Operations                                                --          (282,818)              --
   Adjustments to Reconcile Net Loss to Net Cash
     Used for Discontinued Operations:
     Gain on Sale of Discontinued Segment                                           --                --               --
     Depreciation and Amortization                                                  --           149,906               --
     Loss on Sale of Discontinued Segments                                          --            35,742               --
     Other                                                                          --                --               --
                                                                       ---------------  ----------------  ---------------

   Net Cash - Continuing Operations                                                 --           (97,170)              --
                                                                       ---------------  ----------------  ---------------

   Net Cash - Operating Activities - Forward                           $    (1,109,899) $        429,667  $    (1,093,702)

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                      Y e a r s   e n d e d
                                                                                      D e c e m b e r  31,
                                                                           1 9 9 6           1 9 9 5           1 9 9 4
                                                                           -------           -------           -------
                                                                       [Consolidated]    [Consolidated]      [Combined]
   Net Cash - Operating Activities - Forwarded                         $    (1,109,899) $        429,667  $    (1,093,702)
                                                                       ---------------  ----------------  ---------------

Investing Activities:
   Capital Expenditures                                                        (55,536)         (110,384)          (2,095)
   Cash of Merged Company                                                           --           504,210               --
   Net [Advances to] and Repayments to Affiliates                             (274,074)         (791,105)         459,241
   Net Cash of Subsidiary Sold                                                      --           (46,600)              --
   Proceeds on Sale of Property and Equipment                                       --                --            1,300
   Other                                                                         2,116                --               --
                                                                       ---------------  ----------------  ---------------

   Net Cash - Investing Activities                                            (327,494)         (443,879)         458,446
                                                                       ---------------  ----------------  ---------------

Financing Activities:
   Net Advances from and [Payments] to Asset-Based
     Lender                                                                     12,173          (340,459)         550,443
   Repayment of Long-Term Debt                                                      --          (125,201)        (144,837)
   Repayment of Subordinated Debt                                             (700,000)         (800,000)              --
   Net [Payments] to Affiliates                                               (176,832)         (201,471)              --
   Issuance of Common Stock                                                  2,334,506         1,453,900               --
   Expenses Related to Merged Company                                               --          (117,154)              --
   Exercise of Stock Options                                                    25,000           715,500               --
   Deferred Offering Costs                                                    (151,307)               --               --
   Cash Overdraft                                                                   --          (360,306)         229,650
   Repayment of Note Payable                                                   (60,513)               --               --
                                                                       ---------------  ----------------  ---------------

   Net Cash - Financing Activities                                           1,283,027           224,809          635,256
                                                                       ---------------  ----------------  ---------------

   Net [Decrease] Increase in Cash and
     Cash Equivalents                                                         (154,366)          210,597               --

Cash and Cash Equivalents - Beginning of Years                                 210,597                --               --
                                                                       ---------------  ----------------  ---------------

   Cash and Cash Equivalents - End of Years                            $        56,231  $        210,597  $            --
                                                                       ===============  ================  ===============

Supplemental Disclosures of Cash Flow Information:
   Cash paid during the years for:
     Interest                                                          $       712,289  $        909,200  $       696,129
     Income Taxes                                                      $            --  $             --  $            --

See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
   During the year ended December 31, 1996, the Company had the following:
     o Issued preferred stock to an affiliate and reduced amounts owed to such affiliate by $750,000 plus accrued interest.
     o A stock option granted in 1995 expired without having been exercised as to 85,000 shares. This resulted in a recapture of $83,507 of amortization expense. Additional stock options were granted and non-cash deferred charges of $79,687 were incurred which will be amortized over the 2 year life of the option.

   During the year ended December 31, 1995, the Company had the following:
     o Acquired the net assets of Concept Technologies Group, Inc. through a reverse merger. Total net assets of such entities acquired was $982,822 including cash of $504,210 at the date of acquisition.
     o Issued preferred stock with a value of $200,000 to an affiliate and reduced amounts owed to such affiliate by $200,000 plus accrued interest.
     o Issued stock options and received exercise proceeds of $715,500 and incurred non-cash deferred changes of $2,213,774.
     o An affiliate forgave $111,468 of accrued interest payable which has been recorded as a contribution to capital.


See Notes to Financial Statements.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

[1] Basis of Presentation

Trans Global Services, Inc., a Delaware corporation, operates through two subsidiaries, Avionics Research Holdings, Inc. ["Holdings"], formerly ARC Acquisition Group ["ARC"] and Resource Management International, Inc. ["RMI"]. The Company is engaged in providing technical temporary staffing services throughout the United States. The principal stockholder of the Company is SIS Capital Corp. ["SISC"], a wholly-owned subsidiary of Consolidated Technology Group Ltd. ["Consolidated"], a publicly held company.

On May 8, 1995, the Company acquired all of the issued and outstanding capital stock of TGS Services, Inc., ["Trans Global"] and issued (a) 1,000,000 shares of Common Stock, (b) shares of a series of preferred stock that, upon the filing of a certificate of amendment to the Company's certificate of incorporation increasing the authorized Common Stock, were converted into 2,000,0000 shares of Common Stock, (c) shares of two series of preferred stock which were convertible into an aggregate of 2,500,000 shares of Common Stock if certain levels of net income before income taxes for 1995 and 1996 are attained, and (d) shares of a series of preferred stock which were not convertible, but which had an aggregate redemption price of approximately $1.7 million, and was payable from 50% of the net proceeds received by the Company from the sale of equity securities. None of such preferred stock was outstanding at December 31, 1996 [See Note 14]. The transactions by which the Company acquired the stock of Trans Global is referred to as the "Trans Global Transaction."

The Trans Global transaction was accounted for as a reverse merger, with Trans Global being the surviving company. Trans Global was formed by SISC in January 1995, to hold the stock of Holdings which was acquired by SISC in December 1993, and RMI, which was acquired by SISC in November 1994. In accounting for the reverse merger, the equity of Trans Global, as the surviving corporation, and Concept Technologies Group, Ltd., which, when referred to as the acquired corporation is referred to as "Concept", was recapitalized as of March 31, 1995. The recapitalization included the reclassification of Concept's accumulated deficit of $11,060,479 as a reduction of capital in excess of par value-common stock and the reclassification of Trans Global's March 31, 1995 preferred stock and common stock to capital in excess of par value-common stock.

The Company's principal business [the "Concept business"] prior to the Trans Global Transaction was the ownership and operation of WWR Technology, Inc. ["WWR"], which conducted the Klipsch professional loudspeaker business, which has been discontinued.

As of September 30, 1995, the Company sold all of the issued and outstanding shares of capital stock of WWR to an affiliate, SISC, in consideration for which SISC released the Company from its obligations with respect to a $275,000 advance made to the Company and WWR in order to enable WWR to pay an outstanding debenture. As part of the transaction, the Company issued to SISC 1,060,000 shares of Common Stock. WWR had, at the time of the transaction, a deficiency in stockholders' equity of approximately $1.4 million. Among WWR's liabilities was approximately $2.1 million, payable to the Company, which, based upon WWR's historical and current cash flow, would not likely be paid in the near future. This payable was satisfied through the issuance of 1,000 shares by Consolidated, the parent of SISC, of a newly-created series of Consolidated preferred stock, with a stated value of $2,100 per share, which automatically converts on September 30, 2000 into such number of shares of Consolidated's common stock as has a value equaling $2.1 million. This preferred stock is reflected on the balance sheet as investment in Preferred Stock of Affiliate.

The results of operations and cash flows for the years ended December 31, 1996, 1995 and 1994 reflect the operations of Trans Global from the beginning of the period.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #2
--------------------------------------------------------------------------------

[2] Summary of Significant Accounting Policies

Principles of Consolidation - The 1996 and 1995 consolidated financial statements include the accounts of Trans Global Services, Inc. and its subsidiaries, Holdings and RMI. All intercompany transactions have been eliminated in consolidation.

Principles of Combination - The 1994 combined financials include the accounts of Trans Global and its affiliates Holdings and RMI. The combined financial statements reflect the results of operations and cash flows of Holdings from January 1, 1994 to December 31, 1994 and of RMI from November 22, 1994 [period of acquisition] to December 31, 1994. All intercompany transactions have been eliminated in combination.

Prepaid Expenses and Other Current Assets - Prepaid expenses consist of approximately $173,000 and $78,000 of prepaid insurance at December 31, 1996 and 1995, respectively.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Estimated useful lives range from 3 to 10 years as follows:

Furniture and Fixtures                                           5 - 7  years
Leasehold Improvements                                          5 - 10  years
Transportation Equipment                                         3 - 4  years
Equipment                                                       5 - 10  years

Expenditures for maintenance and repairs, which do not improve or extend the life of the respective assets are expensed currently while major repairs are capitalized.

Deferred Offering Costs - Deferred offering costs of $151,000 were incurred with respect to the Company's proposed public offering. If the offering is not consummated, these costs will be expensed at that time.

Revenue Recognition - The Company records revenue as services are provided.

Stock Options and Similar Equity Instruments - On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards ["SFAS"] No. 123, "Accounting for Stock-Based Compensation," for stock options and similar equity instruments [collectively, "Options"] issued to employees, however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ["APB"] Opinion No. 25, "Accounting for Stock Issued to Employees" rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Loss Per Share - Loss per share reflects the weighted average number of shares outstanding for each period. The modified treasury stock method is used for the year ended December 31, 1996. With respect to the year ended December 31, 1995, additional shares were to be issued by the Company, but the persons to whom such shares were to be issued agreed to defer receipt of the shares until the Company increased its authorized common stock. The total number of shares to be so issued was 1,800,482 of which 1,460,000 were issuable to SISC. Such shares which are treated as outstanding from the date such shares were to be issued, were issued following the March 1996 amendment to the Company's certificate of incorporation increasing the authorized capital stock. The consideration for such shares is included in additional paid-in capital. Upon the issuance of the shares, the par value of the shares was transferred from additional paid-in capital to common stock. Common Stock equivalents, consisting of warrants and options are not included in the computation since their effect would be anti-dilutive.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #3
--------------------------------------------------------------------------------

[2] Summary of Significant Accounting Policies [Continued]

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company extends credit to customers which results in accounts receivable arising from its normal business activities and does not require its customers to collateralize their payables to the Company. It routinely assesses the financial strength of its customers and believes that its accounts receivable credit risk exposure is limited. Such estimate of the financial strength of such customers may be subject to change in the near term. For each of the years ended December 31, 1996 and 1995, a significant portion of the Company's receivables were derived from three customers [See Note 13].

Due to the nature of its operations, the Company deposits, on a monthly basis, amounts in excess of the federally insured limit in financial institutions for the payment of payroll costs. Such amounts are reduced below the federally insured limit as payroll checks are presented for payment. Such reduction generally occurs over three to four business days. At December 31, 1996, the Company had amounts on deposit with two financial institutions which exceeded the federally insured limit by approximately $750,000. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash and cash equivalents.

[3] Accounts Receivable and Loan Payable - Asset Based Lender

Receivables are shown net of an allowance for doubtful accounts of $62,500 at December 31, 1996 and 1995. The Company finances a majority of its receivables from an asset-based lender under agreements entered into in February 1995 and subsequently amended. The agreements have a maximum availability of funds of $5,500,000. Funds can be advanced in an amount equal to 85% of the total face amount of outstanding and unpaid receivables, with the asset-based lender having the right to reserve 15% of the outstanding and unpaid receivables financed. The interest rate is equal to the base lending rate of an agreed upon bank, which was 8.25% at December 31, 1996 plus 2% and a fee of .3% of the receivables financed. The asset-based lender has a security interest in all accounts receivables, contract rights, personal property, fixtures and inventory of the Company. At December 31, 1996 and 1995, the total amount advanced by the asset-based lender was $3,690,875 and $3,678,702, respectively. The weighted average interest rate on this short-term borrowing outstanding as of December 31, 1996 and 1995 was approximately 10.25% and 11%, respectively.

The Company has been advised that, as a result of a change in its general lending policies, the Company's asset-based lender is reducing the Company's maximum borrowing availability to $3 million effective April 1, 1997. In lieu of the .3% fee on the receivables financed, the asset-based lender, will charge a flat administrative fee of $10,500 per calendar month, provided that the outstanding receivables do not aggregate more than $10,000,000. An additional fee will be charged on a prorata basis if such outstanding receivables exceed $10,000,000 at any time during the month. This fee would be $954.55 for $1,000,000 of receivables over $10,000,000. Although the Company is seeking alternative financing sources, no assurance can be given that the Company can or will be able to obtain an alternate financing source, the failure of which could have a material adverse effect upon the Company.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #4
--------------------------------------------------------------------------------

[4] Property and Equipment

Property and equipment at December 31, 1996 and 1995 is as follows:

                                                1 9 9 6           1 9 9 5
                                                -------           -------

Equipment                                 $          288,337   $      253,279
Furniture and Fixtures                               171,770          180,452
Leasehold Improvements                                 1,039            1,039
                                          ------------------   --------------

Totals - At Cost                                     461,146          434,770
Less: Accumulated Depreciation                       386,565          393,565
                                          ------------------   --------------
   Totals                                 $           74,581   $       41,205
   ------                                 ==================   ==============

Depreciation expense charged to operations was $22,160 in 1996 and $11,820 in 1995 and $5,973 in 1994.

[5] Intangibles

The Company acquired its subsidiaries [See Note 2] during 1994. As part of the purchase agreement, the Company acquired customer lists, a restrictive covenant and goodwill. The intangible assets acquired and the related amortization on the straight-line method are summarized as follows:

                                                             Accumulated Amortization        Net of Amortization
                                     Life                          December 31,                  December 31,
                                     ----                          ------------                  ------------
                                     Years       Cost         1 9 9 6         1 9 9 5       1 9 9 6       1 9 9 5
                                     -----       ----         -------         -------       -------       -------
Customer Lists                         15  $   3,374,477   $    535,942  $     310,974  $   2,838,535   $   3,063,503
Goodwill                               20  $     971,623   $    147,498  $      98,918  $     824,125   $     872,705
Covenants Not-to-Compete                5  $     907,257   $    846,876  $     665,424  $      60,381   $     241,833

On January 1, 1996, the Company adopted SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 established accounting standards for the impairment of long-lived assets and certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

Management has determined that expected future cash flows [undiscounted and without interest charges] exceed the carrying value of the intangibles at December 31, 1996 and believes that no impairment of these assets has occurred. It is at least reasonably possible that management's estimate of expected future cash flows may change, in the near term.

[6] Subordinated Debt

The Company, having been delinquent in filing certain payroll taxes during the quarter ended March 31, 1996, has entered into an agreement with the Internal Revenue Service ["IRS"] to pay those taxes, interest and penalties in installments. At December 31, 1996 approximately $900,000 remained on that balance, which is to be paid in four monthly installments of $150,000 with the balance to be paid in a fifth monthly installment. All other taxes are current. The Company continues to contest the penalties and is seeking to recover the amounts paid. The obligations to the IRS are subordinated to the obligations to its asset-based lender.

The Company, as part of its acquisition of RMI, agreed to assume a certain debt for delinquent taxes owed to the IRS. The total outstanding amount of the debt was $2,000,000, of which $500,000 was paid at the closing of the acquisition of RMI. The remaining $1,500,000 was payable in 15 monthly installments of $100,000 commencing May 31, 1995. This obligation was paid in 1996.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #5
--------------------------------------------------------------------------------

[7] Related Party Transactions

Trans Global was organized by SISC in January 1995 to hold all of the stock of Holdings, which was acquired by SISC in December 1993, and RMI, which was acquired by SISC in November 1994. At the time of the organization of Trans Global, Trans Global issued to SISC, in consideration for the shares of Consolidated common stock issued in connection with the acquisitions of Holdings and RMI assets, shares of a redeemable preferred stock. Trans Global also issued to SISC warrants to purchase shares of its common stock. The Trans Global stock and warrants were issued to SISC in consideration for the transfer of the stock of Holding and RMI and the advances made by SISC. In connection with the organization of Trans Global, Trans Global also issued a 3.4% interest to the president of TGS, in exchange for certain rights he had with respect to the stock of Holdings. Also in connection with the organization of Trans Global, SISC transferred a 5% interest in its common stock and warrants in Trans Global to DLB, Inc. ["DLB"] in exchange for DLB's 10% interest in Avionics. DLB is owned by the wife of the chairman of the board and chief executive officer of the Company; however, the chairman disclaims beneficial ownership in DLB or any securities owned by DLB.

Pursuant to the Trans Global Transaction [See Note 1], the Company issued to SISC, the president of the Company and DLB, who were the stockholders of Trans Global, in exchange for the common stock, preferred stock and warrants of Trans Global, an aggregate of (a) 1,000,000 shares of Common Stock, (b) 25,000 shares of Series A Convertible Participating Preferred Stock ["Series A Preferred Stock"], (c) 25,000 shares of each of Series B and C Preferred Stock which were convertible into an aggregate of 2,500,000 shares of Common Stock if certain levels of income before income taxes are attained, and (d) 20,000 shares of Series D 6.25% Redeemable Cumulative Preferred Stock ["Series D Preferred Stock"], which were not convertible, but which had an aggregate redemption price of approximately $1.7 million. In addition, in connection with the Trans Global Transaction, the Company issued two-year warrants to purchase an aggregate of 500,000 shares of Common Stock at $3.50 per share. As a result of the March 1996 amendment to the Company's certificate of incorporation increasing the authorized Common Stock, the 25,000 shares of Series A Convertible Preferred Stock were automatically converted into 2,000,000 shares of Common Stock. The former stockholders of Trans Global have certain registration rights with respect to securities issued pursuant to the Trans Global Transaction.

In connection with the sale of WWR to an affiliate of SISC, the Company issued to SISC 1,060,000 shares of Common Stock. In connection with such transaction, WWR satisfied its obligation to pay approximately $2.1 million due to the Company through the issuance of preferred stock of Consolidated, the parent of SISC [See Note 1]. At the time of the transfer, WWR owed a non-affiliated lender $530,000, and at December 31, 1996, the principal amount of such note was $325,000. Certain companies which are affiliated with a person who was a director of the Company until February 1997 have guaranteed this note. The Company, SISC and Consolidated have guaranteed the guarantee obligations of such guarantors. In addition, the Company is required to issue to the lender 520 shares of Common Stock each month that the loan is outstanding.

The Company has a management services agreement with a wholly-owned subsidiary of Consolidated pursuant to which the Company pays a monthly fee of $10,000 through March 2000. The monthly fee will increase to $25,000 upon completion of its proposed public offering.

At June 30, 1995, SISC converted $200,000 of the Company's obligations to SISC into 5,000 shares of Series E Preferred Stock. In March 1996, as a result of amendment to the Company's certificate of incorporation increasing its authorized common stock, the 5,000 shares of Series E Preferred Stock was automatically converted into 120,000 shares of Common Stock.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #6
--------------------------------------------------------------------------------

[7] Related Party Transactions [Continued]

SISC has advanced approximately $1,100,000 to the Company. Pursuant to an exchange [the "SISC Recapitalization"], the Company issued to SISC 9,900 shares of Series F Preferred Stock and warrants to purchase 3,200,000 shares of Common Stock at $1.25 per share in exchange for the cancellation of $750,000 principal amount of the Company's debt to SISC and all of the shares of Series B, C, and D Preferred Stock owned by SISC, including accrued dividends due on the Series D Preferred Stock. As part of the SISC Recapitalization, the Company issued 100 shares of Series F Preferred Stock to DLB, which owned 5% of the Series B and C Preferred Stock. The 10,000 shares of Series F Preferred Stock were converted into 10,000,000 shares of Common Stock in October and December 1996. As a result of the SISC Recapitalization, the Company's obligations to SISC was reduced to $300,000, which was paid in 1996.

In April 1996, the Company issued to its directors warrants to purchase an aggregate of 1,700,000 shares of Common Stock at $1.25 per share. The warrants which are the same as those issued to SISC pursuant to the SISC Recapitalization, expire on April 1, 2001 and provide the holders with certain registration rights. In connection with the issuance of such warrants, the obligation of the Company to issue to two directors warrants to purchase an aggregate of 150,000 shares at $3.50 per share was terminated. Such warrants were authorized in October 1995, but the warrants were never issued.

The Company has from time to time made advances to three subsidiaries of SISC [the "SISC Subsidiaries"] which are not owned or controlled by the Company. The aggregate amount of such advances outstanding on December 31, 1996 and 1995 was $1,509,000 and $1,235,000, respectively. The amounts outstanding on such dates represent the largest amounts outstanding during the respective years. Advances to the SISC Subsidiaries may continue. In addition, the Company pays the compensation and benefits of certain non-executive employees who perform services for both the Company and one of the SISC Subsidiaries and share common space and other office expenses. The amount allocated to such SISC Subsidiary, which is approximately $150,000 per annum, is added to the obligations of the SISC Subsidiary to the Company.

[8] Notes Payable

Bank - At December 31, 1995, a note payable to the bank in the amount of $60,513, bearing interest at 9.45%, was payable on demand. During the year ended December 31, 1996, the Company paid the bank note in full.

Other - At December 31, 1996 and 1995, a note payable to former stockholders of an acquired subsidiary due September 1996 with interest at 7% remained outstanding. The payment of principal and interest on this note has been suspended pending the outcome of the Government Printing Office contingency [See
Note 11].

The weighted average interest rate on the above short-term borrowings outstanding as of December 31, 1996 and 1995 was approximately 7.4% and 7.75%, respectively.

[9] Income Taxes

For financial reporting purposes at December 31, 1996, the Company has net operating loss carryforwards of approximately $5,500,000 expiring by 2011. The Internal Revenue Code of 1986 includes provisions which may limit the net operating loss carryforwards available for use in any given year if certain events occur including significant changes in stock ownership.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #7
--------------------------------------------------------------------------------

[9] Income Taxes [Continued]

The expiration dates of net operating loss carryforwards are as follows:

December 31,                                   Amount

   2009                                    $     400,000
   2010                                        4,400,000
   2011                                          700,000
                                           -------------

   Total                                   $   5,500,000
   -----                                   =============

A deferred tax asset arising primarily from the benefits of net operating loss carryforwards of approximately $2,200,000 is offset by a valuation allowance of $2,200,000. The valuation allowance increased by $300,000 in 1996.

[10] Commitments

The Company leases office space and several office machines under operating leases which expire in 1999. The following is an analysis of commitments as of December 31, 1996:

1997                                       $      97,974
1998                                              57,222
1999                                                 810
Thereafter                                            --
                                           -------------

   Total                                   $     156,006
   -----                                   =============

Rent expense amounted to $174,312, $141,684 and $67,776 for the years ended December 31, 1996, 1995 and 1994, respectively.

[11] Contingencies

On May 14, 1991, the Government Printing Office wrote Holdings asking to be reimbursed a total of $296,292 for "unauthorized timework" on two programs. The Company has been in contact with the Department of Justice which has stated that they were declining prosecution of the Company regarding this matter. Management believes these claims are without merit and intends to contest these claims vigorously if reasserted by the Government Printing Office and believes that the ultimate disposition of this matter will not have a material adverse effect on the financial position of the Company.

The United States Department of Labor and the independent trustees [collectively "DOL"] have filed complaints against Job Shop Technical Services, Inc. ["Job Shop"] and its principal stockholder [both are non-affiliates of the Company] for civil violations of ERISA resulting from the failure of Job Shop to deposit employee contributions to Job Shop's 401[k] retirement plan. A similar complaint was filed by former employees of Job Shop against Job Shop, its principal stockholder and others. At November 21, 1994, the amount due to the Job Shop 401[k] plan was approximately $3.0 million, which amount may have increased since such date as a result of interest and penalties. Neither the Company nor RMI, which is the subsidiary which acquired assets and assumed certain obligations of Job Shop in November 1994, has been named as a defendant in either of such actions. The DOL has raised with the Company the possibility that RMI may be liable with respect to Job Shop's ERISA liability as a successor corporation or purchaser of plan assets, even though RMI did not assume such obligations and paid value for those assets which it did purchase. Although the Company believes that RMI is not a successor corporation to Job Shop and is not responsible for Job Shop's ERISA violations, it has negotiated an agreement with the DOL for payment in the amount of $300,000 to settle this matter. Such amount has been accrued at December 31, 1996.

The Company is the guarantor of a note, of which $325,000 is outstanding at December 31, 1996, issued by WWR to a non-affiliated lender.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #8
--------------------------------------------------------------------------------

[11] Contingencies [Continued]

Due to the uncertainties in the legal process it is reasonably possible that management's view of the outcomes of the above matters may change in the near term.

[12] Fair Value of Financial Instruments

Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards ["SFAS"] No. 107, which requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed therein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences or realization or settlement. The following table summarizes financial instruments by individual balance sheet accounts as of December 31, 1996 and 1995:

                                                            Carrying Amount                       Fair Value
                                                             December 31,                        December 31,
                                                     1 9 9 6           1 9 9 5             1 9 9 6         1 9 9 5
                                                     -------           -------             -------         -------
Investment Preferred Stock of Affiliate          $    2,100,730   $      2,100,730    $    2,100,730   $    2,100,730
Debt Maturing Within One Year                    $    4,129,105   $      4,577,445    $    4,129,105   $    4,577,445
Long-Term Debt                                   $           --   $        926,832    $           --   $      926,832

For certain financial instruments, including cash and cash equivalents, trade receivables and payables, and short-term debt, it was assumed that the carrying amount approximated fair value because of the near term maturities of such obligations. The fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities. The carrying amount of long-term debt approximates fair value. The investment in preferred stock of affiliate is based upon the fair value of the guarantee of fair value issued by such affiliate. The Company is contingently liable for a debt arrangement totaling $325,000 at December 31, 1996. The Company knows of no event of default which would require it to satisfy this guarantee and, therefore, the fair value of this contingent liability is considered immaterial.

[13] Economic Dependency

In 1996, three customers of the Company, accounted for approximately $16,000,000, $13,000,000 and $9,000,000, respectively of sales. Accounts receivable of $2,850,000 were due from these customers collectively at December 31, 1996. Three customers of the Company accounted for approximately $20,000,000, $9,000,000 and $6,000,000, respectively, of the sales for 1995.
Accounts receivable of approximately $1,350,000 were due from these customers collectively at December 31, 1995.

[14] Employment  and Management Contracts

In September 1996, the President of Trans Global entered into a five-year employment agreement pursuant to which he receives annual compensation of $234,000, subject to an annual cost of living increase. In addition, he is entitled to a bonus equal to 5% of Trans Global's income before income taxes, but not more than 200% of his salary. This agreement supersedes his employment agreement of January 1995.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #9
--------------------------------------------------------------------------------

[14] Employment and Management Contracts [Continued]

In January 1995, the Company entered into a consulting agreement through March 31, 2000 with the Trinity Group, Inc. ["Trinity"], a wholly owned subsidiary of Consolidated. Trinity is engaged in the business of providing management services to businesses and has been providing such services to the Company on an ongoing basis. Trinity is receiving monthly compensation at the rate of $10,000 per month. On January 1, 1997, the Company agreed to increase the monthly fee to $25,000 per month, effective during the month in which the Company receives the proceeds from its proposed public offering.

[15] Stockholders Equity

At December 31, 1996, the authorized capital stock of the Company consisted of 20,000,000 shares of Preferred Stock, par value $.01 per share, and 50,000,000 shares of Common Stock, par value $.01 per share. The Board of Directors has the right to create and to define the rights, preferences and privileges of the holders of one or more series of Preferred Stock.

At December 31, 1996, there were no shares of any series of Preferred Stock outstanding. At December 31, 1995, there were five series of Preferred Stock outstanding-- the Series A, B, C, D, and E Preferred Stock. The Series A, B, C and D Preferred Stock were issued in connection with the Trans Global Transaction [See Notes 1 and 7]. The Series E Preferred Stock was issued in exchange for the cancellation of debt by SISC [See Note 7].

The Series A and E Preferred Stock were automatically converted into 2,000,000 and 120,000 shares of Common Stock, respectively, upon the March 1996 amendment to the Company's certificate of incorporation which increased the authorized capital stock. The Series B and C Preferred Stock were convertible into Common Stock if certain earnings levels were attained. The Series E Preferred Stock was not convertible and was redeemable for $1.7 million.

See Note 7 in connection with (a) the issuance of securities in connection with the Trans Global Transaction, (b) the issuance of Common Stock in connection with the sale of WWR, (c) the SISC Recapitalization and (d) the issuance of warrants to directors of the Company.

In May 1995, contemporaneously with the Trans Global Transaction, the Company issued in a private placement 151,300 units for $3.00 per unit or an aggregate of $453,900. Net proceeds from such offering were $428,300. Each unit consisted of one share of Common Stock and a warrant to purchase three shares of Common Stock at $3.50 per share. The warrants are exercisable for 45 days after the effective date of a registration statement which includes such warrants.

In connection with the Trans Global Transaction, the Company issued an aggregate of 215,482 shares of Common Stock and warrants to purchase an aggregate of 107,740 shares of Common Stock at $3.50 per share in exchange for the agreement of certain holders of restricted securities to a lock-up with respect to such shares. The warrants expire in May 1997. Entities which may be affiliated with a former director received 181,080 shares of Common Stock and warrants to purchase 90,540 shares.

Also in connection with the Trans Global Transaction, the Company issued 125,000 shares of Common Stock to an investment banking firm as a finders' fee.

At December 31, 1996, there were also outstanding warrants to purchase 567,245 shares of Common Stock at $7.00 per share, which were issued in connection with the Company's February 1994 initial public offering and expire in May 1997, and warrants to purchase an aggregate of 295,712 shares of Common Stock at prices ranging from $2.00 per share to $8.45 per share, of which warrants to purchase an aggregate of 120,087 shares are held by entities who may be affiliated with a former director of the Company.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #10
--------------------------------------------------------------------------------

[15] Stockholders Equity [Continued]

Outstanding warrants as of December 31, 1996 is as follows:

                                  No. of Warrants      Exercise        FMV at        No. of Warrants
   Date of Grant                      Issued             Price      Date of Grant       Exercised     Expiration Date
   -------------                      ------             -----      -------------       ---------     ---------------
April 1996                             4,900,000          1.25         1.25               --         April 2001
May 1995                                 453,900          3.50         3.00               --         [A]
May 1995                                 107,740          3.50         3.00               --         May 1997
May 1995                                 500,000          3.50         3.00               --         May 1997
February 1994                            567,245          7.00         6.50               --         May 1997
February 1994                             55,000          8.45         6.50               --         February 1999
February 1994                            169,462          7.00         6.50               --         May 1997
November 1993                             50,000          6.50         6.50               --         November 1998
August 1993                               21,250          2.00         2.00               --         August 1998
                                 ---------------
   Total                               6,824,597

[A] Exercisable for 45 days after the effective date of a registration statement which includes such warrants.

In April 1996, the Company issued 3,200,000 warrants to a related party pursuant to an equity transaction with such related party. In April 1996, the Company issued 1,700,000 warrants to directors at an exercise price of $1.25 which was equal to their fair value at that date. At December 31, 1996, none of the above warrants issued were canceled and all warrants are exercisable. At December 31, 1996, their are no additional warrants subject to grant.

On January 2, 1996 and July 26, 1996, the Company sold 500,000 shares of common stock and 5,000,000 shares of common stock pursuant to Regulation S of the Securities Act of 1933 and received net proceeds of $375,000 and $2,000,000, respectively.

Non-Employee Directors, Consultants and Advisors Stock Plan - During the year ended December 31, 1995, the Company authorized a stock option plan for Non-Employee Directors, Consultants and Advisors to provide compensation for services rendered to the Company in lieu of cash payments. At various times, the Company has registered and granted shares pursuant to the plan. During the year ended December 31, 1995, 767,000 shares were granted and exercised , at an average price of $.90 per share, resulting in $2,543,536 of deferred charge costs computed as follows:

Shares                                                                 767,000
Value of Stock at Date of Grant [Weighted Average]            $       4.216475
                                                              ----------------

                                                                     3,234,036
Exercise Price                                                        (690,500)

   Total Charges Deferred at the Time of Exercise             $      2,543,536
   ----------------------------------------------             ================

In accordance with the agreements relating to the various parties involved, amortization of the deferred portion in the amount of $101,000 and $2,213,774 was charged to income from operations for the years ended December 31, 1996 and 1995, respectively. The unamortized deferred consulting expense is recorded in the equity section of the balance sheet. Such deferred charges are being amortized over four years, based on the terms of the related contracts.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #11
--------------------------------------------------------------------------------

[15] Stockholders Equity [Continued]

Below Market Stock Options - On August 14, 1995, an option was granted under the Company's 1995 stock incentive plan [See Note 16] to a consultant to purchase 110,000 shares of common stock, at a price of $1.00 per share. The market value of the stock at the date of grant was $2.625 per share. The deferred charges amount to:

Shares                                                                 110,000
Value of Stock at Date of Grant                               $          2.625
                                                              ----------------
                                                                       288,750
Exercise Price                                                         110,000

   Total Charges Deferred at the Time of Exercise             $        178,750
   ----------------------------------------------             ================

The option was exercised as to 25,000 shares of 110,000 shares on October 9, 1995. Such exercise was made by a reduction in the Company's indebtedness to SISC. This option expired on August 14, 1996 with 85,000 shares unexercised. It was replaced with a new grant to purchase 85,000 shares at $.50 per share with an expiration date of August 13, 1998. The market value of the stock at the date of grant was $1.4375. The deferred charges amount to:

Shares                                                                  85,000
Value of Stock at Date of Grant                               $         1.4375
                                                              ----------------
                                                                       122,188
Exercise Price                                                          42,500

   Total Charges Deferred at the Time of Exercise             $         79,688
   ----------------------------------------------             ================

The option was exercised as to 50,000 shares of the 85,000 shares as of December 31, 1996.

[16] Stock Option Plans

The Company has three stock option plans. In 1993, the Company adopted the 1993 Stock Incentive Plan [the "1993 Plan"], covering an aggregate of 150,000 shares of Common Stock. Options to purchase 124,100 shares of Common Stock were granted at exercise prices of $3.00 as to 54,500 shares, $5.00 as to 14,600 shares and $5.00 as to 55,000 shares. The exercise price of all of such options was reduced to $2.25 per share in February 1995. As of August 31, 1995, options to purchase 10,150 shares had expired unexercised. No options under the 1993 Plan had been exercised. In January 1995, the board of directors adopted the 1995 Stock Incentive Plan [the "1995 Plan"], pursuant to which stock options and stock appreciation rights can be granted with respect to 305,000 shares of Common Stock. At August 31, 1995, options to purchase 290,000 shares of Common Stock were granted pursuant to the 1995 Plan, of which options to purchase 205,000 shares were exercised and options to purchase 85,000 shares at an exercise price of $1.00 per share were outstanding. In May 1995, the board of directors adopted, and, in March 1996, the stockholders approved the 1995 Long Term Incentive Plan [the "1995 Incentive Plan"], initially covering 500,000 shares of Common Stock.

In April and November 1996, the board of directors and stockholders approved an amendment to the 1995 Incentive Plan which increased the number of shares of Common Stock currently subject to the 1995 Incentive Plan to 2,492,332 shares. The number of shares of Common Stock subject to the 1995 Incentive Plan automatically increases by 5% of any shares of Common Stock issued by the Company other than shares issued pursuant to the 1995 Incentive Plan.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #12
--------------------------------------------------------------------------------

[16] Stock Option Plans [Continued]


In August 1995, the Company granted to an officer six-year incentive stock options to purchase an aggregate of 250,000 shares of Common Stock pursuant to the 1995 Incentive Plan at an exercise price of $2.125 per share, being the fair market value on the date of grant. The option is immediately exercisable as to 47,000 shares of Common Stock and becomes exercisable as to an additional 47,000 shares of Common Stock on each of January 1, 1996, 1997, 1998 and 1999 and becomes exercisable as to the remaining 15, 000 share of Common Stock on January 1, 2000.

In April 1996, the Company issued to each of Messrs. Lewis S. Schiller and Joseph G. Sicinski a warrant to purchase 400,000 shares of Common Stock at $1.25 per share and to each of Messrs. E. Gerald Kay, Joel S. Kanter and Norman J. Hoskin, a warrant to purchase 300,000 shares of Common Stock at $1.25 per share. In connection with such grants, Messrs. Kay and Kanter agreed to waive the right to receive previously authorized warrants, which had not been issued.

In April 1996, the committee granted incentive stock options to purchase an aggregate of 1,310,000 shares of common stock at $1.125 per share, being the fair market value on the date of grant. Such options were granted to Mr. Joseph
G. Sicinski, president of the company, who received an option to purchase 800,000 shares of common stock, Mr. Lewis S. Schiller, chairman of the board of the Company, who received an option to purchase 150,000 shares of common stock, one other officer, who received an option to purchase 100,000 shares of common stock, and sixteen other employees who received options to purchase an aggregate of 260,000 shares of common stock. In connection with the grant to Mr. Sicinski, he agreed to the cancellation of the previously granted incentive stock options. The option granted to Messrs. Schiller and Sicinski have a ten year term, and the other options have five year terms [See Note 15].

No compensation cost was recognized for stock-based employee awards.

A summary of the activity under the Company's stock option plans is as follows:

                                                                    1993 Plan      1995 Plan     1995 Incentive Plan
                                                                    ---------      ---------     -------------------
Options Outstanding - January 1, 1995                                 124,100               --                --

Granted                                                                    --          290,000           250,000
Exercised                                                                  --         (205,000)               --
Expired                                                               (10,150)              --                --
                                                                 ------------     ------------     -------------

   Options Outstanding - December 31, 1995                            113,950           85,000           250,000

Granted                                                                    --           85,000         1,325,000
Exercised                                                                  --          (50,000)               --
Canceled                                                                   --          (85,000)         (250,000)
                                                                 ------------     ------------     -------------

   Options Outstanding - December 31, 1996                            113,950           35,000         1,325,000
   ---------------------------------------                       ============     ============     =============

   Options Exercisable - December 31, 1996                            113,950           35,000         1,325,000
   ---------------------------------------                       ============     ============     =============

Weighted Average Exercise Price                                  $       2.25     $       0.88              1.28


TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #13
--------------------------------------------------------------------------------

[16] Stock Option Plans [Continued]

If the Company had accounted for the issuance of all options and compensation based warrants pursuant to the fair value based method of SFAS No. 123, the Company would have recorded compensation expense totaling $1,724,000 and $393,000 for the years ended December 31, 1996 and 1995, respectively, and the Company's net loss and net loss per share would have been as follows:

                                                      Years ended
                                                      December 31,
                                               1 9 9 6            1 9 9 5
                                               -------            -------

Net Loss as Reported                      $       (681,252)  $    (4,695,745)
                                          ================   ===============

Pro Forma Net Loss                        $     (2,405,252)  $    (5,088,745)
                                          ================   ===============

Net Loss Per Share as Reported            $           (.04)  $         (1.48)
                                          ================   ===============

Pro Forma Net Loss Per Share              $           (.16)  $         (1.60)
                                          ================   ===============

The fair value of options and warrants [See Note 15] at date of grant was estimated using the fair value based method with the following weighted average assumptions:

Expected Life [Years]                                                2
Interest Rate                                                      5.8%
Annual Rate of Dividends                                            0%
Volatility                                                         84.0%


The weighted average fair value of options at date of grant using the fair value based method during 1996 and 1995 is estimated at $1.22 and $.73, respectively.

[17] Discontinued Segment

During the year ended December 31, 1995, the Company disposed of a segment of the business that was unrelated to its present line. The revenues generated by that segment amounted to $1.5 million. The loss relating to the discontinued operations was $247,000.

[18] Proposed Public Offering

In October 1996, the Company filed a registration statement with respect to a proposed public offering of its securities.

[19] New Authoritative Accounting Pronouncement

The Financial Accounting Standards Board ["FASB"] has issued Statement of Financial Accounting Standards ["SFAS"] No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. The provisions of SFAS No. 125 must be applied prospectively; retroactive application is prohibited, and early application is not allowed. SFAS No. 125 supersedes SFAS No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse". While both SFAS No. 125 and SFAS No. 77 required a surrender of "control" of financial assets to recognize a sale, the SFAS No. 125 requirements of sale are generally more stringent. SFAS No. 125 is not expected to have a material impact on the Company because they haven't been recognizing sales under SFAS No. 77 and will also not be under SFAS No. 125. Some provisions of SFAS No. 125, which are likely to apply to the Company, have been deferred by the FASB.

TRANS GLOBAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS, Sheet #14
--------------------------------------------------------------------------------

[19] New Authoritative Accounting Pronouncement [Continued]

The FASB has issued SFAS No. 128 "Earnings Per Share" and SFAS 129 "Disclosure of Information About Capital Structure." Both are effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

While the Company has not analyzed SFAS No. 128 sufficiently to determine its long-term impact on per share reported amounts, SFAS No. 128 should not have a significant effect on historically reported per share loss amounts.

SFAS No. 129 does not change any previous disclosure requirements, but rather consolidates existing disclosure requirements for ease of retrival.

                           . . . . . . . . . . . . . .

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders of
   Trans Global Services, Inc.
   New York, New York





                  We have audited the accompanying statements of operations, changes in divisional equity, and cash flows of the International Technical Services Division of Job Shop Technical Services, Inc. for the period January 1 to November 21, 1994. These financial statements are the responsibility of the management of Job Shop Technical Services, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, changes in divisional equity and cash flows of the International Technical Services Division of Job Shop Technical Services, Inc. for the period January 1 to November 21, 1994, in conformity with generally accepted accounting principles.

                  The accompanying financial statements have been prepared using generally accepted accounting principles which has as one of its basic assumptions the recoverability of recorded asset amounts in the ordinary course of business. As more fully described in Note 7 to the financial statements, recorded asset amounts have been realized with the sale of substantially all of the Division's assets.

                  Also, as more fully described in Notes 5 and 7 to the financial statements, as part of the sale of the Division, the acquiror has assumed the payment of all of the Division's liabilities with the exception of amounts related to the 401[k] profit-sharing plan, which amount is reflected at $3,360,938, and includes an estimate for excise taxes of $361,393. There is ongoing litigation, and an investigation by a Federal governmental agency, regarding the alleged mismanagement of the 401[k] profit-sharing plan by the management of Job Shop Technical Services, Inc. The ultimate liability resulting from those matters cannot presently be determined. Accordingly, no provision for any liability that may result on adjudication has been made in the accompanying financial statements.


                                                 MOORE STEPHENS, P. C.
                                                 Certified Public Accountants.

Cranford, New Jersey
July 7, 1995

INTERNATIONAL TECHNICAL SERVICES DIVISION OF JOB SHOP TECHNICAL
SERVICES, INC.
--------------------------------------------------------------------------------

STATEMENT OF OPERATIONS FOR THE PERIOD JANUARY 1 TO NOVEMBER 21, 1994.
--------------------------------------------------------------------------------

Revenues                                                 $    39,519,655

Cost of Services Provided                                     37,009,818
                                                              ----------
   Gross Margin                                                2,509,837
                                                               ---------
Operating Expenses:
   Selling Expenses                                              949,863
   General and Administrative Expenses                         1,353,764
                                                               ---------
   Total Operating Expenses                                    2,303,627
                                                               ---------
   Operating Profit                                              206,210
                                                                 -------
Other Expenses:
   Provision for Doubtful Accounts -
    Due from Affiliate                                         1,070,955
   Excise Taxes                                                  176,393
   Interest Expense                                              871,114
                                                               ---------
   Total Other Expenses                                        2,118,462
                                                               ---------
   Net [Loss]                                            $    (1,912,252)
                                                         ===============


See Notes to Financial Statements.

INTERNATIONAL TECHNICAL SERVICES DIVISION OF JOB SHOP TECHNICAL
SERVICES, INC.
--------------------------------------------------------------------------------

STATEMENT OF CHANGES IN DIVISIONAL EQUITY FOR THE PERIOD JANUARY 1 TO NOVEMBER 21, 1994.
--------------------------------------------------------------------------------


                                                               Accumulated
                                                                [Deficit]

Balance - January 1, 1994                                    $   (3,731,796)

Net [Loss]                                                       (1,912,252)

   Totals                                                    $   (5,644,048)
                                                             ==============


See Notes to Financial Statements.

INTERNATIONAL TECHNICAL SERVICES DIVISION OF JOB SHOP TECHNICAL
SERVICES, INC.
--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS FOR THE PERIOD JANUARY 1 TO NOVEMBER 21, 1994.
--------------------------------------------------------------------------------


Operating Activities:
   Net [Loss]                                                  $    (1,912,252)
                                                               ---------------
   Adjustments to Reconcile Net [Loss] to
     Net Cash [Used for] Operating Activities:
     Depreciation and Amortization                                       9,647
     Provision for Doubtful Accounts - Accounts Receivable             198,317
     Provision for Doubtful Accounts - Due from Affiliate            1,070,955

   Changes in Assets and Liabilities:
     [Increase] Decrease in:
       Accounts Receivable                                          (1,070,282)
       Deposits                                                           (828)

     Increase [Decrease] in:
       Accounts Payable and Accrued Expenses                          (322,002)
       Payroll Taxes Payable                                          (185,366)
       Due to 401[k] Profit-Sharing Plan                             2,121,493
                                                                     ---------
     Total Adjustments                                               1,821,934
                                                                     ---------
   Net Cash - Operating Activities                                     (90,318)
                                                                        ------

Investing Activities:
   Net Advances to Affiliates                                         (709,426)
   Repayment - Due from Officer                                         49,477
                                                                        ------
   Net Cash - Investing Activities                                    (659,949)
                                                                       -------

Financing Activities:
   Loans Payable - Factor                                            2,096,820
   Payments of Loans Payable - Bank                                 (1,347,820)
                                                                     ---------
   Net Cash - Financing Activities                                     749,000
                                                                       -------
   Net [Decrease] in Cash                                               (1,267)
                                                                         -----
Cash - Beginning of Period                                              33,934
                                                                        ------

   Cash - End of Period                                        $        32,667
                                                               ===============

Supplemental Disclosures of Cash Flow Information:
   Cash paid during the period for:
     Interest                                                  $       571,114


See Notes to Financial Statements.

INTERNATIONAL TECHNICAL SERVICES DIVISION OF JOB SHOP TECHNICAL
SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

[1] Organization, Line of Business and Significant Accounting Policies

[A] Organization - International Technical Services ["ITS"] is one of the divisions of Job Shop Technical Services, Inc. ["Job Shop"] and has no separate legal status or existence. The income and expenses in the divisional statement of operations relate to the operations of ITS.

The other division of Job Shop is the Computer Design Services Division ["CDS"]. The CDS division sells computer aided design systems.

[B] Line of Business - The ITS division provides engineering personnel primarily in the aerospace, marine, electronics and energy industries on a temporary basis to its customers located throughout the United States.

[C] Significant Accounting Policies

Receivables - Job Shop finances a majority of the receivables of the ITS division under an agreement entered into in August 1994. The agreement expires in August of 1995 and has maximum availability of funds of $2,500,000. Funds can be advanced in an amount equal to 85% of the total face amount of outstanding and unpaid receivables, with the factor having the right to reserve 15% of the outstanding and unpaid receivables financed. The interest rate is equal to the base lending rate of an agreed upon bank, which was 7.25% at November 21, 1994, plus 4.0% and a commission of 1.0% of the receivables financed. The factor has a security interest in all accounts receivables, contracts, personal property and fixtures of the Company.

Concentration of Credit Risk - The Company extends credit to customers which results in accounts receivable arising from its normal business activities. It routinely assesses the financial strength of its customers and based upon factors surrounding the credit risk of the customers believes that its accounts receivable credit risk exposure is limited.

Property and Equipment and Depreciation - Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Revenue Recognition - The ITS division records revenue as services are provided by engineering personnel.

Income Taxes - Job Shop is an S corporation under the provisions of the Internal Revenue Code and applicable state statutes and, accordingly, is not subject to federal and income based on income.

[2] Relationship with Corporate Entity and Affiliated Divisions

As indicated in Note 1, each of the two divisions of Job Shop operate in separate lines of business. The management of Job Shop believes that expenses recorded by each division are indicative of what such expenses would have been if each of the divisions operated as a stand-alone entity, and that no expense allocations, to either division, is required.

The charges by ITS to the CDS division arise primarily from payroll, payroll tax and employee benefit charges paid by the ITS division for employees of the CDS division. The ITS division acts as a common paymaster for both divisions. The accompanying statement of operations and [deficit] does not include any interest income charged by the ITS division to the CDS division on any balances due by the CDS division.

INTERNATIONAL TECHNICAL SERVICES DIVISION OF JOB SHOP TECHNICAL
SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS, Sheet #2
--------------------------------------------------------------------------------

[3] Provision for Doubtful Accounts - Due from Affiliate

As of July 7, 1995, the balance due to the ITS division from the CDS division has not been repaid. The management of the ITS division believes that such balance will not be repaid. Therefore, a provision for doubtful accounts of the total amount due of $1,070,955 has been provided in the statement of operations.

[4] Due to 401[k] Profit-Sharing Plan

The liability to the 401[k] profit-sharing plan consists of employees' compensation deferrals from June 1993 to November 21, 1994 which have not been remitted by Job Shop to the plan's trustee. The liability of $2,999,545 includes accrued interest of $350,877 on the employees' balances.

The above represents violations of the Employee Retirement Income Security Act of 1974, the Internal Revenue Code and other statutes, and could jeopardize the plan's qualified and tax exempt status.

A provision $176,393 for excise taxes relating to the above prohibited transactions is included in statement of operations. The total amount provided through November 21, 1994 for excise taxes is $361,393. See Note 5 for an action commenced by the employees of the division related to unremitted employees' compensation deferrals.

[5] Commitments and Contingencies

[A] Unremitted Federal Withholding and FICA Tax Liabilities - As of November 21, 1994, the Company had not remitted $2,000,000 of 1992 employees' federal and FICA withholding taxes, FICA taxes, interest and penalties, to the Internal Revenue Service. Pursuant to an agreement of sale of the assets of the business [See Note 7], this liability was assumed by the buyer and a repayment plan has been worked out between such buyer and the Internal Revenue Service. However, the Job Shop is liable for any payments not made by the buyer to the Internal Revenue Service.

[B] Leases - The division occupies space in various locations leased by Job Shop There is no formal lease agreement between Job Shop and the ITS division. However, the ITS division does pay rent due under such leases directly to various landlords under an informal agreement with Job Shop. Minimum lease payments required on leases with an initial or remaining term in excess of one year are as follows:

For the years ended
   December 31,
      1994                                           $           2,368
      1995                                                       8,016
      1996                                                       8,353
      1997                                                       2,109
                                                     -----------------

      Total                                          $          20,846
      -----                                          =================

Rent expense for the period January 1, 1994 to November 21, 1994 totaled $67,586. The lease for the New York office of Job Shop expired in December 1994 and was not renewed by the buyer of the assets of the business [See Note 7]. Subsequently, such buyer relocated its New York office to new premises.

INTERNATIONAL TECHNICAL SERVICES DIVISION OF JOB SHOP TECHNICAL
SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS, Sheet #3
--------------------------------------------------------------------------------

[5] Commitments and Contingencies [Continued]

[C] Litigation - During January 1995 and as amended in March 1995, the employees of ITS filed a complaint against ITS and Job Shop, its president and others seeking $3,000,000 or more, plus interest, punitive damages and other equitable or remedial relief, removal of the plan administrator and trustee and the appointing of an independent administrator and a court-designated trustee. ITS, Job Shop and its president have denied any wrongdoing or liability, asserted cross-claims against codefendants for indemnity and other relief and are vigorously defending the action. The codefendants have denied any liability in regard to this. At this time, no determination of the likelihood of a favorable or unfavorable outcome can be made nor can any estimate of the amount or range of potential loss.

The Company is also a defendant in a action which alleges breach of contract, breach of fiduciary duty and fraud. ITS, Job Shop and its president are vigorously contesting this matter. At this time, no determination of the likelihood of a favorable or unfavorable outcome can be made.

[6] Economic Dependency

Revenues from three customers amounted to $20,780,918 and comprised approximately 52.6% of total revenues for the period January 1, 1994 to November 21, 1994.

[7] Subsequent Event

On November 21, 1994, pursuant to an asset purchase agreement dated as of August 19, 1994, among Job Shop, its sole stockholder and ITS Management Corp. [ITS Man. Corp.] a Delaware Corporation and wholly-owned subsidiary of the Consolidated Technology Group, Ltd. [Consolidated], ITS Man. Corp. acquired substantially all of the assets of Job Shop in exchange for 750,000 shares of Consolidated common stock valued at $281,250, and the assumption of certain scheduled liabilities. The principal liability assumed was a $2,000,000 obligation due to the Internal Revenue Service pursuant to a settlement arrangement which Job Shop had negotiated [See Note 5A]. The initial $500,000 payment was made in November 1994, the balance is due in 15 monthly installments of $100,000, commencing May 1995. The liability not assumed by the buyer is the amount due to the 401[k] profit-sharing plan [See Note 4]. This liability is subject to litigation as more fully described in Note 5C.


                                . . . . . . . . .

No  dealer,  salesperson  or any other  person has
been authorized to give any information or to make
any representations  other than those contained in
this  Prospectus in connection with the offer made
by this  Prospectus,  and, if given or made,  such         1,000,000 Shares
information or representations  must not be relied
on as having been  authorized by the Company or by
the   Underwriters.   This   Prospectus  does  not   Trans Global Services, Inc.
constitute an offer to sell or a  solicitation  of
an offer to buy any  securities  offered hereby to     Series G Convertible
any person in any jurisdiction in which such offer     Redeemable Preferred
or solicitation was not authorized or in which the            Stock
person  making such offer or  solicitation  is not
qualified  to do so or to  anyone  to  whom  it is
unlawful  to  make  such  offer  or  solicitation.
Neither the  delivery of this  Prospectus  nor any
sale    made    hereunder    shall,    under   any
circumstances, create any implication that there has been no change in the circumstances of the Company of the facts herein set forth since the date of this Prospectus.


                 TABLE OF CONTENTS
                                              Page

Prospectus Summary.............................. 3
Risk Factors.................................... 6
Market for Common Stock; Dividends............. 12
Use of Proceeds................................ 13
Capitalization................................. 15
Selected Financial Data ....................... 16
Management's Discussion and Analysis of
Financial Condition and Results of Operations.. 16
Business....................................... 20
Management..................................... 24
Certain Transactions........................... 29         PROSPECTUS
Principal Stockholders......................... 32
Description of Securities...................... 33
Underwriting................................... 36
Legal Matters.................................. 37
Experts........................................ 37      Patterson Travis, Inc.
Additional Information ........................ 38
Index to Financial Statements.................  F-1


Until      , 1997  (25 days after the date of this
Prospectus) all dealers effecting  transactions in
the   registered   securities,   whether   or  not
participating in the distribution, may be required
to deliver a  Prospectus.  This is in  addition to
the  obligation  of , 1997  dealers  to  deliver a
Prospectus  when acting as  underwriters  and with
respect   to   their    unsold    allotments    or
subscriptions.

                                                             ,1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

           SEC registration fee                                       $7,612.11
           NASD registration fee                                       2,707.51
           Nasdaq listing fee                                         10,000.00
           Printing and engraving                                     30,000.00*
           Accountants' fees and expenses                            100,000.00*
           Legal fees                                                150,000.00*
           Transfer agent's and warrant agent's fees and expenses      5,000.00*
           Blue Sky fees and expenses                                 35,000.00*
           Representative's non-accountable expense allowance        180,000.00
           Representative's consulting fee                           100,000.00
           Miscellaneous                                              19,680.38*
                                                                    ------------
           Total                                                    $640,000.00*
                                                                    ============
*        Estimated


Item 16.  Exhibits and Financial Statement Schedules

(a)  Exhibits

     1.1     Form of Underwriting Agreement.
     1.2     Form of Underwriters' Option.
     1.3     Form of Selected Dealers Agreement.
     1.4(1)  Form of Financial Consulting Agreement.
     2.1(2) Agreement (the "Agreement") dated as of March 31, 1995, by and among SIS Capital Corp., DLB, Inc., Joseph G. Sicinski and
             Concept Technologies Group, Inc., including exhibits thereto. 2.2(2) The Concept Disclosure Letter delivered pursuant to the Agreement. 2.3(2) The Trans Global Disclosure Letter delivered pursuant to the
             Agreement.
     2.4(3) Asset purchase agreement dated August 19, 1994, among ITS Management Corp., Job Shop Technical Services, Inc. ("Job Shop") and Ralph Corace.
     2.5(3) Disclosure letter of Job Shop dated August 19, 1994, as supplemented on September 10, 1994.
     3.1(1)  Restated Certificate of Incorporation.
     3.2(1)  Certificate of Designation for the Series F Preferred Stock.
     3.3 Form of Certificate of Designation for the Series G Convertible Preferred Stock.
     3.4(3)  By-Laws.
     4.1     [Deleted]
     5.1(1)  Opinion of Esanu Katsky Korins & Siger.
    10.1(1) Employment agreement dated September 1, 1996, between the Registrant and Joseph G. Sicinski.
    10.2(3) Management services agreement dated January 1, 1995 between Trans Global Services, Inc. and The Trinity Group, Inc.
    10.3(5)  1995 Long-Term Incentive Plan.
    10.4(6)  1993 Stock Option Plan.
    10.5(6)  1995 Incentive Stock Plan.
    10.6(3) Agreement dated as of September 30, 1995 between SIS Capital Corp. and the Registrant.
    10.7(3) Agreement dated as of September 30, 1995 between Consolidated Technology Group Ltd., WWR Technology, Inc. and the Registrant.
    10.8(3)  Form of Series A Common Stock Purchase Warrants.
    10.9(3)  Form of Series B Common Stock Purchase Warrants.
    10.10(3) Form of Series C Common Stock Purchase Warrants.
    10.11(6) Form of Callable Common Stock Purchase Warrants issued in the
             Registrant's initial public offering.
    10.12(6) Form of Registrant's Warrant.
    10.13(6) Form of August Financing Warrants.
    10.14(6) Form of October Bridge Financing Warrants.
    10.15(6) Form of Consulting Warrant.

    10.16(1) Form of Subscription Agreement.
    10.17(1) Form of Offshore Securities Subscription Agreement.
    10.18(1) Form of Series D Common Stock Purchase Warrant.
    10.19(1) Payment agreement between the Internal Revenue Service and Resource
             Management International, Inc.
    10.20(1) Amendment dated as of January 1, 1997 between the Registrant and
             The Trinity Group, Inc.
    10.21(1) Agreement dated February 3, 1995 between the Registrant and Metro
             Factors, Inc.
    10.22(1) Letter agreements dated January 29, 1997 and February 5, 1997 between the Registrant and Metro.
    11.1(1)  Computation of loss per share.
    24.1     Consent of Moore Stephens, P.C. (See Page II-4).
    24.2     [Deleted].
    24.3(1) Consent of Esanu Katsky Korins & Siger (included in Exhibit 5.1). 25.1(1) Powers of attorney.
    27.1(1)  Financial data schedule.

(1)   Previously filed.
(2) Filed as an exhibit to the Current Report on Form 8-K of Consolidated Technology Group Ltd., Commission File No. 0-4186, for the report date of April 19, 1995 and incorporated herein by reference.
(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference.
(4)   To be filed by amendment.
(5) Filed as a exhibit to the Registrant's definitive proxy material for its special meeting of stockholders for November 1996 and incorporated herein by reference.
(6) Filed as an exhibit to the Registrant's Registration Statement on Form SB-2, File No. 33-73178 and incorporated herein by reference.

(b)  Financial Statement Schedules

         None

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 31st day of March, 1997.

                                            TRANS GLOBAL SERVICES, INC.


                                            By: Lewis S. Schiller
                                               ------------------
                                               Lewis S. Schiller
                                               Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated..


        Signature                             Title
        ---------                             -----


 LEWIS S. SCHILLER*                Chairman of the Board, Chief
-------------------------          Executive Officer and Director
Lewis S. Schiller                  (Principal Executive Officer)


 GLEN R. CHARLES*                  Treasurer and Chief Financial
-------------------------          Officer (Principal Financial and
Glen R. Charles                    Accounting Officer)


 JOSEPH G. SICINSKI*               Director
-------------------------
Joseph G. Sicinski                                 *By: Lewis S. Schiller
                                                       ------------------
                                                       Lewis S. Schiller
                                                       Attorney-in-fact
 NORMAN J. HOSKIN*                 Director            April 1, 1997
-------------------------
Norman J. Hoskin


 E. GERALD KAY*                    Director
-------------------------
E. Gerald Kay

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


        We consent to the use in this Registration Statement on Form S-1 of (i) our report dated March 3, 1997, accompanying the financial statements of Trans Global Services, Inc. (ii) our report dated July 7, 1995 accompanying the statements of operation, changes in divisional equity and cash flows of the International Technical Division of Job Shop Technical Services, Inc. (the "Job Shop Division") for the period January 1 to November 21, 1994, which report includes explanatory paragraphs as to the outcome of certain litigation and an investigation, and (iii) to the use of our name and the statements with respect to us as appearing under the heading "Experts" in the Prospectus. Effective July 1, 1996, Mortenson and Associates, P.C. changed its name to Moore Stephens, P.C.



                                             MOORE STEPHENS, P.C.

Cranford, New Jersey
March 31, 1997

Exhibit 1.1

                                    1,000,000
           Shares of Series G Convertible Redeemable Preferred Stock,
                            par value $.01 per share


                           TRANS GLOBAL SERVICES, INC.

                             UNDERWRITING AGREEMENT


                                                             New York, New York
                                                            _____________, 1997

Patterson Travis, Inc.
One Battery Park Plaza
New York, New York  10004

         Trans Global Services, Inc., a Delaware corporation (the "Company"), proposes to issue and sell to you, as representative of the several underwriters referred to in the Prospectus (as defined below) (the "Representative"), an aggregate of 1,000,000 shares of Series G Convertible Redeemable Preferred Stock, par value $.01 per share ("Preferred Stock" or "Shares"). In addition, the Company proposes to grant to the Underwriter the option referred to in
Section 2(b) to purchase all or any part of an aggregate of 150,000 Shares.

         Unless the context otherwise requires, the aggregate of 1,000,000 Shares to be sold by the Company, together with all or any part of the 150,000 Shares which the Representative has the option to purchase, are herein called the "Shares" or "Securities."

         You have advised the Company that you desire to purchase the Shares. The Company confirms the agreements made by it with respect to the purchase of the Shares by the Representative as follows:

         1. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with you that:

              (a) A registration statement (File No. 333-14289) on Form S-1 relating to the public offering of the Shares, including a form of prospectus subject to completion, copies of which have heretofore been delivered to you, has been prepared in conformity with the requirements of the Securities Act of 1933, as amended (the "Act"), and the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") thereunder, and has been filed with the Commission under the Act and one or more amendments to such registration statement may have been so filed. After the execution of this Agreement, the Company will file with the Commission either
(i) if such registration statement, as it may have been amended, has been declared by the Commission to be effective under the Act, a prospectus in the form most recently included in an amendment to such registration statement (or, if no such amendment shall have been filed in such registration statement), with such changes or insertions as are required by Rule 430A under the Act or permitted by Rule 424(b) under the Act and as have been provided to and approved by you prior to the execution of this Agreement, or (ii) if such registration statement, as it may have been amended, has not been declared by the Commission to be effective under the Act, an amendment to such registration statement, including a form of prospectus, a copy of which amendment has been furnished to and approved by you prior to the execution of this Agreement. As used in this Agreement, the term "Company" means Trans Global Services, Inc. and/or each of its active subsidiaries ("Subsidiaries"); the term "Registration Statement" means such registration statement, as amended at the time when it was or is declared effective, including all financial schedules and exhibits thereto and including any information omitted therefrom pursuant to Rule 430A under the Act and included in the Prospectus (as hereinafter defined); the term "Preliminary Prospectus" means each prospectus subject to completion filed with such registration statement or any amendment thereto (including the prospectus subject to completion, if any, included in the Registration Statement or any amendment thereto at the time it was or is declared effective); and the term "Prospectus" means the prospectus first filed with the Commission pursuant to Rule 424(b) under the Act, or, if no prospectus is required to be filed pursuant to said Rule 424(b), such term means the prospectus included in the Registration Statement; except that if such registration statement or prospectus is amended or such prospectus is supplemented, after the effective date of such registration statement and prior to the Option Closing Date (as hereinafter defined), the terms "Registration Statement" and "Prospectus" shall include such registration statement and prospectus as so amended, and the term "Prospectus" shall include the prospectus as so supplemented, or both, as the case may be.

              (b) The Commission has not issued any order preventing or suspending the use of any Preliminary Prospectus. At the time the Registration Statement becomes effective and at all times subsequent thereto up to and on the First Closing Date (as hereinafter defined) or the Option Closing Date, as the case may be, (i) the Registration Statement and Prospectus will in all respects conform to the requirements of the Act and the Rules and Regulations; and (ii) neither the Registration Statement nor the Prospectus will include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make statements therein not misleading; provided, however, that the Company makes no representations, warranties or agreements as to information contained in or omitted from the Registration Statement or Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Representative specifically for use in the preparation thereof. It is understood that the statements set forth in the Prospectus with respect to the public offering price of the Shares, stabilization, under the heading "Underwriting" and the identity of counsel to the Representative under the heading "Legal Matters" constitute for purposes of this Section and Section 6(b) the only information furnished in writing by or on behalf of the Representative for inclusion in the Registration Statement and Prospectus, as the case may be.

              (c) The Company and the subsidiaries have been duly incorporated and are validly existing as corporations in good standing under the laws of their respective jurisdictions of incorporation with full corporate power and authority to own their properties and conduct their business as described in the Prospectus and are duly qualified or licensed to do business as foreign corporations and are in good standing in each other jurisdiction in which the nature of their business or the character or location of their properties require such qualification, except where the failure to so qualify will not materially adversely affect the Company's or Subsidiaries' business, properties or financial condition. The Company owns all of the issued and outstanding capital stock of the Subsidiaries.

              (d) The authorized, issued and outstanding capital stock of the Company as of December 31, 1996, is as set forth in the Company's financial statements contained in the Registration Statement; the shares of issued and outstanding capital stock of the Company and its Subsidiaries set forth therein have been duly authorized, validly issued and are fully paid and nonassessable; except as set forth in the Prospectus, no options, warrants, or other rights to purchase, agreements or other obligations to issue, or agreements or other rights to convert any obligation into, any shares of capital stock of the Company or its Subsidiaries have been granted or entered into by the Company or its Subsidiaries; and the Company's capital stock conforms to all statements relating thereto contained in the Registration Statement and Prospectus.

              (e) The shares of Preferred Stock, and all shares of Common Stock issuable upon the conversion of the Preferred Stock when paid for, issued and delivered pursuant to this Agreement, will have been duly authorized, issued and delivered and will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the right of creditors generally or by general equitable principles, and entitled to the rights and preferences provided by the Certificate of Designation, which will be in substantially the form filed as an exhibit to the Registration Statement. The terms of the Preferred Stock and the Common Stock issuable upon the conversion of the Preferred Stock conform to the description thereof in the Registration Statement and Prospectus.

              The Preferred Stock underlying the Purchase Option (as defined in the Registration Statement), have been duly authorized and, when paid for, issued and delivered pursuant to this Agreement will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms and entitled to the benefits provided by the Purchase Option, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the rights of creditors generally or by general equitable principles. The shares of Preferred Stock issuable upon exercise of the Purchase Option (and the shares of Common Stock issuable upon conversion of the Preferred Stock) when issued and paid for in accordance with this Agreement and the Purchase Option, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

              (f) This Agreement and the Purchase Option have been duly and validly authorized, executed and delivered by the Company. The Company has full power and authority to authorize, issue and sell the Shares to be sold by it hereunder on the terms and conditions set forth herein, and no consent, approval, authorization or other order of any governmental authority is required in connection with such authorization, execution and delivery or in connection with the authorization, issuance and sale of the Shares or the Purchase Option, except such as may be required under the Act or state securities laws.

              (g) Except as described in the Prospectus, or which would not have a material adverse effect on the condition (financial or otherwise), business prospects, net worth or properties of the Company and the Subsidiaries taken as a whole (a "Material Adverse Effect"), neither the Company nor its Subsidiaries are in violation, breach or default of or under, and consummation of the transactions herein contemplated and the fulfillment of the terms of this Agreement will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or its Subsidiaries pursuant to the terms of any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries may be bound or to which any of the property or assets of the Company or its Subsidiaries is subject, nor will such action result in any violation of the provisions of the certificate of incorporation or the by-laws of the Company or its Subsidiaries, as amended, or any statute or any order, rule or regulation applicable to the Company or its Subsidiaries of any court or of any regulatory authority or other governmental body having jurisdiction over the Company or its Subsidiaries.

              (h) Subject to the qualifications stated in the Prospectus, the Company and its Subsidiaries have good and marketable title to all properties and assets described in the Prospectus as owned by them, free and clear of all liens, charges, encumbrances or restrictions, except such as are not materially significant or important in relation to their business; all of the material leases and subleases under which the Company or its Subsidiaries is the lessor or sublessor of properties or assets or under which the Company or its Subsidiaries hold properties or assets as lessee or sublessee as described in the Prospectus are in full force and effect, and, except as described in the Prospectus, the Company and its Subsidiaries are not in default in any material respect with respect to any of the terms or provisions of any of such leases or subleases, and, to the best knowledge of the Company, no claim has been asserted by anyone adverse to rights of the Company or its Subsidiaries as lessor, sublessor, lessee or sublessee under any of the leases or subleases mentioned above, or affecting or questioning the right of the Company or its Subsidiaries to continued possession of the leased or subleased premises or assets under any such lease or sublease except as described or referred to in the Prospectus; and the Company and its Subsidiaries own or lease all such properties described in the Prospectus as are necessary to their operations as now conducted and, except as otherwise stated in the Prospectus, as proposed to be conducted as set forth in the Prospectus.

              (i) Moore Stephens, P.C. which has given its report on certain financial statements filed with the Commission as a part of the Registration Statement, is with respect to the Company, independent public accountants as required by the Act and the Rules and Regulations.

              (j) The financial statements, and schedules together with related notes, set forth in the Prospectus or the Registration Statement present fairly the financial position and results of operations and changes in cash flow position of the Company and its Subsidiaries on the basis stated in the Registration Statement, at the respective dates and for the respective periods to which they apply. Said statements and schedules and related notes have been prepared in accordance with generally accepted accounting principles applied on a basis which is consistent during the periods involved except as disclosed in the Prospectus and Registration Statement.

              (k) Subsequent to the respective dates as of which information is given in the Registration Statement and Prospectus and except as otherwise disclosed or contemplated therein, the Company and its Subsidiaries have not incurred any liabilities or obligations, direct or contingent, not in the ordinary course of business, or entered into any transaction not in the ordinary course of business, which would have a Material Adverse Effect, and there has not been any change in the capital stock of, or any incurrence of short-term or long-term debt by, the Company or its Subsidiaries or any issuance of options, warrants or other rights to purchase the capital stock of the Company or its Subsidiaries or any material adverse change or any development involving, so far as the Company or its Subsidiaries can now reasonably foresee a prospective adverse change in the condition (financial or otherwise), net worth, results of operations, business, key personnel or properties of it which would have a Material Adverse Effect; provided, however, that losses may have continued subsequent to December 31, 1996.

              (l) Except as set forth in the Prospectus, there is not now pending or, to the knowledge of the Company, threatened, any action, suit or proceeding to which the Company or its Subsidiaries is a party before or by any court or governmental agency or body, which might result in any material adverse change in the financial condition, business prospects, net worth, or properties of the Company or its Subsidiaries, nor are there any actions, suits or proceedings related to environmental matters or related to discrimination on the basis of age, sex, religion or race; and no labor disputes involving the employees of the Company or its Subsidiaries exist or to the knowledge of the Company, are threatened which might be expected to have a Material Adverse Effect.

              (m) Except as disclosed in the Prospectus, (i) the Company and its Subsidiaries have filed all necessary federal, state and foreign income and franchise tax returns required to be filed as of the date hereof and have paid all taxes shown as due thereon, and (ii) there is no tax deficiency which has been, or to the knowledge of the Company, may be asserted against the Company or its Subsidiaries which would result in a Material Adverse Effect.

              (n) Except as disclosed in the Registration Statement or Prospectus, the Company and its Subsidiaries have sufficient licenses, permits and other governmental authorizations currently necessary for the conduct of their business or the ownership of their properties as described in the Prospectus and is in all material respects complying therewith and owns or possesses adequate rights to use all material patents, patent applications, trademarks, service marks, trade-names, trademark registrations, service mark registrations, copyrights and licenses necessary for the conduct of such businesses and have not received any notice of conflict with the asserted rights of others in respect thereof. To the best knowledge of the Company, none of the activities or business of the Company or its Subsidiaries are in violation of, or cause the Company or its Subsidiaries to violate, any law, rule, regulation or order of the United States, any state, county or locality, or of any agency or body of the United States or of any state, county or locality, the violation of which would have a Material Adverse Effect.

              (o) Neither the Company nor its Subsidiaries have, directly or indirectly, at any time (i) made any contributions to any candidate for political office, or failed to disclose fully any such contribution in violation of law or (ii) made any payment to any state, federal or foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments or contributions required or allowed by applicable law. The Company's and Subsidiaries' internal accounting controls and procedures are sufficient to cause the Company and its Subsidiaries to comply in all material respects with the Foreign Corrupt Practices Act of 1977, as amended.

              (p) On the Closing Dates (hereinafter defined) all transfer or other taxes, (including franchise, capital stock or other tax, other than income taxes, imposed by any jurisdiction) if any, which are required to be paid in connection with the sale and transfer of the Securities to the Representative hereunder will have been fully paid or provided for by the Company and all laws imposing such taxes will have been complied with in all material respects.

              (q) All contracts and other documents of the Company and its Subsidiaries which are, under the Rules and Regulations, required to be filed as exhibits to the Registration Statement have been so filed.

              (r)  Intentionally Omitted.

              (s) Except as disclosed in the Registration Statement, the Company has not entered into any agreement pursuant to which any person is entitled either directly or indirectly to compensation from the Company for services as a finder in connection with the proposed public offering.

              (t) Except as previously disclosed in writing by the Company to the Underwriter or as disclosed in the Registration Statement, no officer, director or stockholder of the Company has any National Association of Securities Dealers, Inc. (the "NASD") affiliation.

              (u) No other firm, corporation or person has any rights to underwrite an offering of any of the Company's securities.

              (v) The Company is a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as such, since becoming a reporting company thereunder, the Company has made all required filings, and all of such filings conform to the requirements of the Exchange Act and the rules and regulations thereunder and none of such filings contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make statements therein not misleading.

         2.   Purchase, Delivery and Sale of the Shares.

              (a) Subject to the terms and conditions of this Agreement, and upon the basis of the representations, warranties, and agreements herein contained, the Company agrees to issue and sell to the Representative and the Representative agrees to buy from the Company at $5.40 per Share, at the place and time hereinafter specified, 1,000,000 Shares (the "First Shares").

              Delivery of the First Shares against payment therefor shall take place at the offices of Bernstein & Wasserman, LLP, 950 Third Avenue, New York, New York (or at such other place as may be designated by agreement between the Representative and the Company) at 10:00 a.m., New York time, on ____________, 1997, or at such later time and date as the Representative may designate in writing to the Company at least two business days prior to such purchase, but not later than _____________, 1997 such time and date of payment and delivery for the First Shares being herein called the "First Closing Date."

              (b) In addition, subject to the terms and conditions of this Agreement, and upon the basis of the representations, warranties and agreements herein contained, the Company hereby grants an option to the Representative (the "Over-Allotment Option") to purchase all or any part of an aggregate of an additional 150,000 Shares to cover over allotments at the same price per Share as the Representative shall pay for the First Shares being sold pursuant to the provisions of subsection (a) of this Section 2 (such additional Shares being referred to herein as the "Option Shares"). This option may be exercised within 45 days after the effective date of the Registration Statement upon written notice by the Representative to the Company advising as to the amount of Option Shares as to which the option is being exercised, the names and denominations in which the certificates for such Option Shares are to be registered and the time and date when such certificates are to be delivered. Such time and date shall be determined by the Representative but shall not be earlier than four nor later than ten full business days after the exercise of said option (but in no event more than 55 days after the First Closing Date), nor in any event prior to the First Closing Date, and such time and date is referred to herein as the "Option Closing Date." Delivery of the Option Shares against payment therefor shall take place at the offices of Bernstein & Wasserman, LLP, 950 Third Avenue, New York, NY 10022 (or at such other place as may be designated by agreement between the Representative and the Company). The option granted hereunder may be exercised only to cover over-allotments in the sale by the Representative of First Shares referred to in subsection (a) above. No Option Shares shall be delivered unless all First Shares shall have been delivered to the Representative as provided herein.

              (c) The Company will make the certificates for the securities comprising the Shares to be purchased by the Representative hereunder available to you for checking at least one full business days prior to the First Closing Date or the Option Closing Date (which are collectively referred to herein as the "Closing Dates"). The certificates shall be in such names and denominations as you may request, at least two full business days prior to each Closing Date. Delivery of the certificates at the time and place specified in this Agreement is a further condition to the obligations of the Representative.

              Definitive certificates in negotiable form for the securities comprising the Shares to be purchased by the Representative hereunder will be delivered by the Company to you for the account of the Representative against payment of the respective purchase prices by the Representative, by wire transfer or certified or bank cashier's checks in New York Clearing House funds, payable to the order of the Company.

              In addition, in the event the Representative exercises the option to purchase from the Company all or any portion of the Option Shares pursuant to the provisions of subsection (b) above, payment for such Shares shall be made to or upon the order of the Company by wire transfer or certified or bank cashier's checks payable in New York Clearing House funds at the offices of Bernstein & Wasserman, LLP, 950 Third Avenue, New York, N.Y., at the time and date of delivery of such Shares as required by the provisions of subsection (b) above, against receipt of the certificates for such Shares by you for your account registered in such names and in such denominations as you may reasonably request.

              It is understood that the Representative proposes to offer the Shares to be purchased hereunder to the public upon the terms and conditions set forth in the Registration Statement, after the Registration Statement becomes effective.

          3. Covenants of the Company. The Company covenants and agrees with the Representative that:

              (a) The Company will use its best efforts to cause the Registration Statement to become effective. If required, the Company will file the Prospectus and any amendment or supplement thereto with the Commission in the manner and within the time period required by Rule 424(b) under the Act. Upon notification from the Commission that the Registration Statement has become effective, the Company will so advise you and will not at any time, whether before or after the effective date, file any amendment to the Registration Statement or supplement to the Prospectus of which you shall not previously have been advised and furnished with a copy or to which you or your counsel shall have reasonably objected in writing or which is not in compliance with the Act and the Rules and Regulations. At any time prior to the later of (A) the completion by the Representative of the distribution of the Shares contemplated hereby (but in no event more than nine months after the date on which the Registration Statement shall have become or been declared effective) and (B) 25 days after the date on which the Registration Statement shall have become or been declared effective, the Company will prepare and file with the Commission, promptly upon your request, any amendments or supplements to the Registration Statement or Prospectus which, in the opinion of counsel to the Company and the Representative, may be reasonably necessary or advisable in connection with the distribution of the Shares.

              As soon as the Company is advised thereof, the Company will advise you, and provide you copies of any written advice, of the receipt of any comments of the Commission, of the effectiveness of any post-effective amendment to the Registration Statement, of the filing of any supplement to the Prospectus or any amended Prospectus, of any request made by the Commission for an amendment of the Registration Statement or for supplementing of the Prospectus or for additional information with respect thereto, of the issuance by the Commission or any state or regulatory body of any stop order or other order or threat thereof suspending the effectiveness of the Registration Statement or any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Shares for offering in any jurisdiction, or of the institution of any proceedings for any of such purposes, and will use its best efforts to prevent the issuance of any such order, and, if issued, to obtain as soon as possible the lifting thereof.

              The Company has caused to be delivered to you copies of each Preliminary Prospectus, and the Company has consented and hereby consents to the use of such copies for the purposes permitted by the Act. The Company authorizes the Representative and dealers to use the Prospectus in connection with the sale of the Shares for such period as in the opinion of counsel to the Representative and the Company the use thereof is required to comply with the applicable provisions of the Act and the Rules and Regulations. In case of the happening, at any time within such period as a Prospectus is required under the Act to be delivered in connection with sales by the Representative or dealer of any event of which the Company has knowledge and which materially affects the Company or the Shares of the Company, or which in the opinion of counsel for the Company and counsel for the Representative should be set forth in an amendment of the Registration Statement or a supplement to the Prospectus in order to make the statements therein not then misleading, in light of the circumstances existing at the time the Prospectus is required to be delivered to a purchaser of the Shares or in case it shall be necessary to amend or supplement the Prospectus to comply with law or with the Rules and Regulations, the Company will notify you promptly and forthwith prepare and furnish to you copies of such amended Prospectus or of such supplement to be attached to the Prospectus, in such quantities as you may reasonably request, in order that the Prospectus, as so amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material facts necessary in order to make the statements in the Prospectus, in the light of the circumstances under which they are made, not misleading. The preparation and furnishing of any such amendment or supplement to the Registration Statement or amended Prospectus or supplement to be attached to the Prospectus shall be without expense to the Representative, except that in case the Representative is required, in connection with the sale of the Shares to deliver a Prospectus nine months or more after the effective date of the Registration Statement, the Company will upon request of and at the expense of the Representative, amend or supplement the Registration Statement and Prospectus and furnish the Representative with reasonable quantities of prospectuses complying with Section 10(a)(3) of the Act.

              The Company will comply with the Act, the Rules and Regulations and the Exchange Act and the rules and regulations thereunder in connection with the offering and issuance of the Shares.

              (b) The Company will furnish such information as may be required and to otherwise cooperate and use its best efforts to qualify or register the Shares for sale under the Shares or "blue sky" laws of such jurisdictions as you may designate and will make such applications and furnish such information as may be required for that purpose and to comply with such laws, provided the Company shall not be required to qualify as a foreign corporation or a dealer in Shares or to execute a general consent of service of process in any jurisdiction in any action other than one arising out of the offering or sale of the Shares. The Company will, from time to time, prepare and file such statements and reports as are or may be required to continue such qualification in effect for so long a period as the counsel to the Company and the Representative deem reasonably necessary.

              (c) If the sale of the Shares provided for herein is not consummated as a result of the Company not performing its obligations hereunder in all material respects, the Company shall pay all costs and expenses incurred by it which are incident to the performance of the Company's obligations hereunder, including but not limited to, all of the expenses itemized in Section 8, including the accountable expenses of the Representative, up to $100,000 (including the reasonable fees and expenses of counsel to the Representative).

              (d) The Company will use its best efforts to (i) cause a registration statement under the Exchange Act to be declared effective concurrently with the completion of this offering and will notify you in writing immediately upon the effectiveness of such registration statement, and (ii) to obtain and keep current a listing in the Standard & Poors or Moody's OTC Industrial Manual.

              (e) For so long as the Company is a reporting company under either Section 12(g) or 15(d) of the Exchange Act, the Company, at its expense, will furnish to its stockholders an annual report (including financial statements audited by independent public accountants), in reasonable detail and at its expense, will furnish to you during the period ending five (5) years from the date hereof, (i) as soon as practicable after the end of each fiscal year, but no earlier than the filing of such information with the Commission a balance sheet of the Company and any of its Subsidiaries as at the end of such fiscal year, together with statements of income, surplus and cash flow of the Company and any Subsidiaries for such fiscal year, all in reasonable detail and accompanied by a copy of the certificate or report thereon of independent accountants; (ii) as soon as practicable after the end of each of the first three fiscal quarters of each fiscal year, but no earlier than the filing of such information with the Commission, consolidated summary financial information of the Company for such quarter in reasonable detail; (iii) as soon as they are publicly available, a copy of all reports (financial or other) mailed to security holders; (iv) as soon as they are available, a copy of all non-confidential reports and financial statements furnished to or filed with the Commission or any securities exchange or automated quotation system on which any class of securities of the Company is listed; and (v) such other information as you may from time to time reasonably request.

              (f) In the event the Company has an active Subsidiary or Subsidiaries, such financial statements referred to in subsection (e) above will be on a consolidated basis to the extent the accounts of the Company and its Subsidiary or Subsidiaries are consolidated in reports furnished to its stockholders generally.

              (g) The Company will deliver to you at or before the First
Closing Date copies of the Registration Statement including all financial statements and exhibits filed therewith, and of all amendments thereto, and will deliver to the Representative such number of conformed copies of the Registration Statement, including such financial statements but without exhibits, and of all amendments thereto, as the Representative may reasonably request. The Company will deliver to or upon your order, from time to time until the effective date of the Registration Statement, as many copies of any Preliminary Prospectus filed with the Commission prior to the effective date of the Registration Statement as you may reasonably request. The Company will deliver to the Representative on the effective date of the Registration Statement and thereafter for so long as a Prospectus is required to be delivered under the Act, from time to time, as many copies of the Prospectus, in final form, or as thereafter amended or supplemented, as the Representative may from time to time reasonably request.

              (h) The Company will make generally available to its security holders and to the registered holders of its Warrants and deliver to you as soon as it is practicable to do so but in no event later than 90 days after the end of twelve months after its current fiscal quarter, an earnings statement (which need not be audited) covering a period of at least twelve consecutive months beginning after the effective date of the Registration Statement, which shall satisfy the requirements of Section 11(a) of the Act.

              (i) The Company will apply the net proceeds from the sale of the Securities substantially for the purposes set forth under "Use of Proceeds" in the Prospectus.

              (j) The Company will promptly prepare and file with the Commission any amendments or supplements to the Registration Statement, Preliminary Prospectus or Prospectus and take any other action, which in the opinion of counsel to the Representative and counsel to the Company, may be reasonably necessary or advisable in connection with the distribution of the Securities, and will use its best efforts to cause the same to become effective as promptly as possible.

              (k) The Company will reserve and keep available the maximum number of its authorized but unissued securities which are issuable upon exercise of the Purchase Option outstanding from time to time.

              (l) (1) For a period of twenty four (24) months from the effective date of the Registration Statement, no officer, director or 5% or greater shareholder of any securities prior to the offering will, directly or indirectly, offer, sell (including any short sale), grant any option for the sale of, acquire any option to dispose of, or otherwise dispose of any shares of capital stock or securities convertible into capital stock without the prior written consent of the Representative, other than as set forth in the Registration Statement. In order to enforce this covenant, the Company shall impose stop-transfer instructions with respect to the securities owned by such individuals prior to the offering until the end of such period (subject to any exceptions to such limitation on transferability set forth in the Registration Statement). If necessary to comply with any applicable Blue-sky Law, the shares held by such individuals will be escrowed with counsel for the Company or otherwise as required.

                   (2) Except for the issuance of shares of capital stock by the Company in connection with a dividend, recapitalization, reorganization or similar transactions or as result of the exercise of warrants or options disclosed in or issued or granted pursuant to plans disclosed in the Registration Statement, the Company shall not, for a period of twenty four (24) months following the effective date, directly or indirectly, offer, sell, issue or transfer any shares of its capital stock, or any security exchangeable or exercisable for, or convertible into, shares of the capital stock or register any of its capital stock (under any form of registration statement other than a Form S-8 covering securities issued to full-time employees under plans approved by the Company's shareholders.), without the prior written consent of the Representative. Options granted pursuant to plans must be exercisable at the fair market value on the date of grant.

              (m) Upon completion of this offering, the Company will make all filings required, including registration under the Exchange Act, to obtain the listing of the Shares, in The Nasdaq SmallCap Market system, and will use its best efforts to effect and maintain such listing for at least five years from the date of this Agreement.

              (n) Except for the transactions contemplated by this Agreement and as disclosed in the Prospectus, the Company represents that it has not taken and agrees that it will not take, directly or indirectly, any action designed to or which has constituted or which it believes might reasonably be expected to cause or result in the stabilization or manipulation of the price of any of the Shares or Common Stock.

              (o) On the First Closing Date and simultaneously with the delivery of the Shares, the Company shall execute and deliver to you the Purchase Option. The Purchase Option will be substantially in the form filed as an Exhibit to the Registration Statement.

              (p) On the First Closing Date, the Company will have in force key person life insurance on the life of Joseph Sicinsky in an amount of not less than $500,000, payable to the Company, and will use its best efforts to maintain such insurance during the three year period commencing with the First Closing Date.

              (q)  Intentionally Omitted

              (r) For a period of five (5) years following the Effective Date, the Company will maintain registration with the Commission pursuant to Section 12(g) of the Exchange Act and will provide to the Representative copies of all filings made with the Commission pursuant to the Exchange Act. In the event that the Company fails to maintain registration with the Commission pursuant to
Section 12(g) during such five year period, the Company will provide reasonable access to an independent accountant designated by the Representative, to all books, records and other documents or statements that reflect the Company's financial status at least once each quarter, at the Company's expense.

              (s)  Intentionally Omitted

              (t) For a period of three years from the Effective Date, at the request of the Representative, the Company shall provide promptly, at the expense of the Company, copies of the Company's daily transfer sheets furnished to it by its transfer agent and copies of the securities position listings provided to it by the Depository Trust Company.

              (u)  The Company hereby agrees that:

                   (i) The Company will pay a finder's fee to the Representative, equal to five percent (5%) of the first $3,000,000 of the consideration involved in any transaction, 4% of the next $3,000,000 of consideration involved in the transaction, 3% of the next $2,000,000, 2% of the next $2,000,000 and 1% of the excess, if any, for future consummated transactions, if any, introduced by the Representative (including mergers, acquisitions, joint ventures, and any other business for the Company introduced by the Representative) consummated by the Company (an "Introduced Consummated Transaction"), in which the Representative introduced the other party to the Company during a period ending five years following the First Closing Date; and

                   (ii) That any such finder's fee due hereunder will be paid in cash or other consideration that is acceptable to the Representative, at the closing of the particular Introduced Consummated Transaction for which the finder's fee is due. It consideration received by the Company is not cash, the Representative will receive payment in like kind.

              (v) Upon the first Closing Date and simultaneously with the delivery of the Securities, the Company shall execute and deliver to the Representative, a two year financial consulting agreement in the form attached as an Exhibit to the Registration Statement which shall require the Company to pay the Representative $100,000.00 on the First Closing Date (the "Financial Consulting Agreement").

              (w)  For a period of five (5) years following the Effective
Date the Company, at its expense, shall cause its regularly engaged independent certified public accountants to review

(but not audit) the Company's financial statements for each of the first three
(3) fiscal quarters prior to the announcement of quarterly financial information, the filing of the Company's 10-Q quarterly report and the mailing of quarterly financial information to stockholders, provided that the Company shall not be required to file a report of such accountants relating to such review with the Commission. The Company will retain its present legal counsel and independent certified public accountants for at least one year from the Closing Date.

              (x)  For the three (3) year period commencing on the First
Closing Date, the Company shall have at least two (2) independent (ie., non-management) directors acceptable to the Representative as members of the Company's Board of Directors, one (1) of which may be designated by the Representative. In addition, the Representative may appoint an advisor who will be able to attend all meetings of the Board of Directors. However, if the Board of Directors determines that confidential information is to be discussed during any part of any meeting attended by such advisor, it shall have the right to exclude the advisor from the meeting during such discussion. The Representative shall also have the right to obtain copies of the minutes, if requested, from all Board of Directors meetings for three (3) years following the Effective Date of the Registration Statement, whether or not a nominee of the Representative attends or participates in any such Board meeting. The Company agrees to reimburse the Representative immediately upon the Representative's request therefor of any reasonable travel and lodging expenses directly incurred by the Representative in connection with its representative attending Company Board meetings on the same basis for other Board members.

         4. Conditions of Representative's Obligation. The obligations of the Representative to purchase and pay for the Shares which it has agreed to purchase hereunder, are subject to the accuracy (as of the date hereof, and as of each Closing Date) of and compliance with the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder, and to the following conditions:

              (a) The Registration Statement shall have become effective and you shall have received notice thereof not later than 10:00 A.M., New York time, on the day following the date of this Agreement, or at such later time or on such later date as to which you may agree in writing; on or prior to each Closing Date no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that or a similar purpose shall have been instituted or shall be pending or, to your knowledge or to the knowledge of the Company, shall be contemplated by the Commission; any request on the part of the Commission for additional information shall have been complied with to the satisfaction of the Commission; and no stop order shall be in effect denying or suspending effectiveness of such qualification nor shall any stop order proceedings with respect thereto be instituted or pending or threatened. If required, the Prospectus shall have been filed with the Commission in the manner and within the time period required by Rule 424(b) under the Act.

              (b) At the First Closing Date, you shall have received the opinion, dated as of the First Closing Date, of Esanu Katsky Korins & Siger, counsel for the Company, in form and substance satisfactory to counsel for the Representative, to the effect that:

                   i. The Company and each of its active subsidiaries (the "Subsidiaries") (a) has been duly incorporated and is a validly existing corporation in good standing under the laws of the state of its incorporation with full corporate power and authority to own its properties and to conduct its business as set forth in the Registration Statement and Prospectus; and (b) is duly licensed or qualified as a foreign corporation in all jurisdictions in which it owns or leases real property except where failure to be so qualified or licensed would have no material adverse effect; provided, that no opinion is given as to the good standing of the Company in [specified states where not in good standing].

                   ii. All of the issued and outstanding stock of each of the Subsidiaries is owned by the Company.

                   iii. The authorized capital stock of the Company at December 31, 1996 is as set forth under the caption "Capitalization" in the Prospectus; all of the outstanding shares of Common Stock (a) are duly and validly authorized and issued, fully paid and non-assessable; (b) do not have any, and were not issued in violation of any, preemptive rights under the Company's certificate of incorporation or by-laws or any other agreement known to us, and (c) are not subject to any restrictions on voting or transfer known to such counsel except as described in the Prospectus or as required by law.

                   iv.   The Company has authorized and reserved for issuance
(a) the shares of Preferred Stock and Preferred Stock issuable pursuant to the Purchase Option, (b) the shares of Common Stock issuable upon conversion of the Preferred Stock in accordance with the Certificate of Designation, and when issued upon such conversion , such shares of Preferred Stock and Common Stock
(A) will be duly and validly authorized and issued, fully paid and non-assessable, (B) will not have been issued in violation of the pre-emptive rights pursuant to the Company's certificate of incorporation or any agreement known to such counsel and (C) will not be not subject to any restrictions on voting or transfer known to such counsel other than as may be imposed by the Act.

                   v. The Purchase Option conforms to the descriptions thereof that are contained in the Prospectus (excluding financial statements) and, when issued as provided in this Agreement will constitute the valid, binding and enforceable obligations of the Company.

                   vi. To the best of our knowledge, neither the filing of the Registration Statement nor the offering of the Shares as contemplated by this Agreement gives rise to any registration rights or other rights, other than those which have been waived or satisfied, relating to the registration under the Act of any shares of Common Stock, except that the holders of certain warrants which have an exercise price of not less than $3.50 per share have certain registration rights.

                   vii. To the best of our knowledge, no consents, approvals, authorizations or orders of agencies, officers or other regulatory authorities are necessary for the valid authorization, issue or sale of the Securities pursuant to this Agreement, except such as may be required under the Act or state securities or blue sky laws.

                   viii. The certificate evidencing the shares of Preferred Stock and Common Stock are in proper legal form; the holders of the Preferred Stock have the conversion rights set forth in the Certificate of Designation.

                   ix. This Agreement and the Purchase Option have been duly authorized and executed by the Company and constitute the valid and binding agreement of the Company.

                   x. The Company has full power and lawful authority to authorize, issue and sell the Securities on the terms and conditions set forth in this Agreement and in the Registration Statement and Prospectus, and the execution and delivery of this Agreement and the Purchase Option, and the consummation of the transactions contemplated hereby and thereby will not conflict with, or constitute a default under, any indenture, mortgage, deed or trust, note or any other agreement or instrument known to such counsel to which the Company is now a party, the certificate of incorporation and by-laws of the Company or, to the best of our knowledge, any law, order, rule or regulation, writ, injunction or decree of any government, governmental instrumentality, or court having jurisdiction over the Company or its business or properties.

                   xi. We know of no actions, suits or proceedings at law or in equity of a material nature pending, or to our knowledge, threatened, against the Company before or by any state commission, regulatory body, or administrative agency or other governmental body, wherein an unfavorable ruling, decision or finding would materially adversely affect the business or financial condition of the Company or which question either (a) the validity of the Securities, this Agreement, or the Purchase Option, or (b) any action taken or to be taken by the Company pursuant to the Underwriting Agreement, or the Purchase Option, which are not disclosed in or contemplated by the Prospectus.

                   xii. The Registration Statement has become effective under the Act and, to the best of our knowledge, no order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Act.

                   xiii.   The Company is a reporting company pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's registration statement on Form 8-A pursuant to which the Preferred Stock and Warrants were registered pursuant to the Exchange Act, has been declared effective by the Commission, and, to the best of such counsel's knowledge, since June 1995, the Company has filed all reports on Forms 10-KSB, 10-QSB and 8-K which were required to be filed.

         Furthermore, the Registration Statement and the Prospectus (except as to the financial statements and other financial information contained therein and thereto, as to which no opinion is expressed), comply as to form in all material respects with the requirements of the Act and the rules and regulations (the "Rules") of the Commission under the Act. In passing upon the form of such documents, such counsel have assumed the correctness and completeness of the statements made or included therein by the Company and takes no responsibility for the accuracy, completeness or fairness of the statements contained therein except insofar as such statements relate to the description of the Securities or relate to such counsel. However, in the course of the preparation by the Company of the Registration Statement and the Prospectus, such counsel had conferences with officers and directors of the Company with a view to imparting to them a clear understanding of the requirements of the Act and the Rules with reference to the preparation of registration statements and prospectuses, and such counsel's examination of the Registration Statement and the Prospectus and their discussions in the above-mentioned conferences did not disclose to such counsel any information which gave them reason to believe that the Registration Statement, as of the effective date thereof (except as to the financial statements and other financial information contained therein, as to which no opinion is expressed), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or that the Prospectus (except as to the financial statements and other financial information contained therein, as to which no opinion is expressed) contained any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such counsel have reviewed all contracts filed as exhibits to the Registration Statement, and do not know of any agreements to which the Company is a party required to be filed as exhibits to the Registration Statement which have not been so filed.

         Such opinion shall also cover such matters incident to the transactions contemplated hereby as the Representative or counsel for the Representative shall reasonably request. In rendering such opinion, such counsel may rely upon certificates of any officer of the Company or public officials as to matters of fact; and may rely as to all matters of law other than the law of the United States or of the State of New York or the Delaware General Corporation Law upon opinions of counsel satisfactory to you, in which case the opinion shall state that they have no reason to believe that you and they are not entitled to so rely.

              (c)  Intentionally Omitted.

              (d) All corporate proceedings and other legal matters relating to this Agreement, the Registration Statement, the Prospectus and other related matters shall be satisfactory to or approved by Bernstein & Wasserman, LLP, counsel to the Representative.

              (e)  You shall have received a letter prior to the Effective
Date and again on and as of the First Closing Date from Moore Stephens, P.C., independent public accountants for the Company, substantially in the form reasonably acceptable to you, providing you with such "cold comfort" as you may reasonably require.

              (f) At each Closing Date, (i) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects with the same effect as if made on and as of each Closing Date taking into account for the Option Closing Dates the effect of the transactions contemplated hereby and the Company or its Subsidiaries shall have performed all of its obligations hereunder and satisfied all the conditions on its part to be satisfied at or prior to such Closing Date; (ii) the Registration Statement and the Prospectus and any amendments or supplements thereto shall contain all statements which are required to be stated therein in accordance with the Act and the Rules and Regulations, and shall in all material respects conform to the requirements thereof, and neither the Registration Statement nor the Prospectus nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) there shall have been, since the respective dates as of which information is given, no material adverse change, or to the Company or its Subsidiaries's knowledge, any development involving a prospective material adverse change, in the business, properties, condition (financial or otherwise), results of operations, capital stock, long-term or short-term debt or general affairs of the Company or its Subsidiaries from that set forth in the Registration Statement and the Prospectus, except changes which the Registration Statement and Prospectus indicate might occur after the effective date of the Registration Statement, and the Company or its Subsidiaries shall not have incurred any material liabilities or entered into any material agreement not in the ordinary course of business other than as referred to in the Registration Statement and Prospectus; (iv) except as set forth in the Prospectus, no action, suit or proceeding at law or in equity shall be pending or threatened against the Company or its Subsidiaries which would be required to be set forth in the Registration Statement, and no proceedings shall be pending or threatened against the Company or its Subsidiaries before or by any commission, board or administrative agency in the United States or elsewhere, wherein an unfavorable decision, ruling or finding would materially and adversely affect the business, property, condition (financial or otherwise), results of operations or general affairs of the Company and its Subsidiaries, taken as a whole and (v) you shall have received, at the First Closing Date, a certificate signed by each of the President and the principal operating officer of the Company, dated as of the First Closing Date, evidencing compliance with the provisions of this subsection
(f).

              (g)  Upon exercise of the Over-Allotment Option provided for in
Section 2(b) hereof, the obligations of the Representative to purchase and pay for the Option Shares referred to therein will be subject (as of the date hereof and as of the Option Closing Date) to the following additional conditions:

                   (i) The Registration Statement shall remain effective at the Option Closing Date, and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been instituted or shall be pending, or, to your knowledge or the knowledge of the Company, shall be contemplated by the Commission, and any reasonable request on the part of the Commission for additional information shall have been complied with to the satisfaction of the Commission.

                   (ii) At the Option Closing Date there shall have been delivered to you the signed opinion of Esanu Katsy Korins & Siger, counsel to the Company, dated as of the Option Closing Date, in form and substance reasonably satisfactory to Bernstein & Wasserman, LLP, counsel to the Representative, which opinion shall be substantially the same in scope and substance as the opinion furnished to you at the First Closing Date pursuant to Sections 4(b) hereof, except that such opinion, where appropriate, shall cover the Option Shares.

                   (iii) At the Option Closing Date there shall have be delivered to you a certificate of the President and the principal operating officer of the Company, dated the Option Closing Date, in form and substance reasonably satisfactory to Bernstein & Wasserman, LLP, counsel to the Representative, substantially the same in scope and substance as the certificate furnished to you at the First Closing Date pursuant to Section 4(f) hereof.

                   (iv) At the Option Closing Date there shall have been delivered to you a letter in form and substance satisfactory to you from Moore Stephens, P.C., dated the Option Closing Date and addressed to the Representative confirming the information in their letter referred to in Section 4(e) hereof and stating that nothing has come to their attention during the period from the ending date of their review referred to in said letter to a date not more than five business days prior to the Option Closing Date, which would require any change in said letter if it were required to be dated the Option Closing Date.

                   (v) All proceedings taken at or prior to the Option Closing Date in connection with the sale and issuance of the Option Securities shall be reasonably satisfactory in form and substance to you, and you and Bernstein & Wasserman, LLP, counsel to the Representative, shall have been furnished with all such documents, certificates, and opinions as you may reasonably request in connection with this transaction in order to evidence the accuracy and completeness of any of the representations, warranties or statements of the Company or its compliance with any of the covenants or conditions contained herein.

              (h) No action shall have been taken by the Commission or the NASD the effect of which would make it improper, at any time prior to the Closing Date, for members of the NASD to execute transactions (as principal or agent) in the Preferred Stock and no proceedings for the taking of such action shall have been instituted or shall be pending, or, to the knowledge of the Company, shall be contemplated by the Commission or the NASD. The Company represents that at the date hereof it has no knowledge that any such action is in fact contemplated against it by the Commission or the NASD.

              (i) If any of the conditions herein provided for in this Section shall not have been fulfilled in all material respects as of the date indicated, this Agreement and all obligations of the Representative under this Agreement may be canceled at, or at any time prior to, each Closing Date by the Representative notifying the Company of such cancellation in writing or by telegram at or prior to the applicable Closing Date. Any such cancellation shall be without liability of the Representative to the Company.

         5. Conditions of the Obligations of the Company, The obligation of the Company to sell and deliver the Shares is subject to the following conditions:

              (a) The Registration Statement shall have become effective not later than 10:00 A.M. New York time, on the day following the date of this Agreement, or on such later date as the Company and the Representative may agree in writing.

              (b) At the Closing Date, no stop orders suspending the effectiveness of the Registration Statement shall have been issued under the Act or any proceedings therefor initiated or threatened by the Commission.

              If the conditions to the obligations of the Company provided for in this Section have been fulfilled on the First Closing Date but are not fulfilled after the First Closing Date and prior to the Option Closing Date, then only the obligation of the Company to sell and deliver the Securities on exercise of the Over-Allotment Option provided for in Section 2(b) hereof shall be affected.

         6.   Indemnification.

              (a) The Company agrees (i) to indemnify and hold harmless the Representative and each person, if any, who controls the Representative within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act against any losses, claims, damages or liabilities, joint or several (which shall, for all purposes of this Agreement, include, but not be limited to, all reasonable costs of defense and investigation and all reasonable attorneys'
fees), to which such Representative or such controlling person may become subject, under the Act or otherwise, and (ii) to reimburse, as incurred, the Representative and such controlling persons for any legal or other expenses reasonably incurred in connection with investigating, defending against or appearing as a third party witness in connection with any losses, claims, damages or liabilities; insofar as such losses, claims, damages or liabilities (or actions in respect thereof) relating to (i) and (ii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in (A) the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, (B) any blue sky application or other document executed by the Company specifically for that purpose containing written information specifically furnished by the Company and filed in any state or other jurisdiction in order to qualify any or all of the Shares under the securities laws thereof (any such application, document or information being hereinafter called a "Blue Sky Application"), or arise out of or are based upon the omission or alleged omission to state in the Registration Statement, any Preliminary Prospectus, Prospectus, or any amendment or supplement thereto, or in any Blue Sky Application, a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be required to indemnify the Representative and any controlling person or be liable in any such case to the extent, but only to the extent, that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Representative specifically for use in the preparation of the Registration Statement or any such amendment or supplement thereof or any such Blue Sky Application or any such preliminary Prospectus or the Prospectus or any such amendment or supplement thereto, provided, further that the indemnity with respect to any Preliminary Prospectus shall not be applicable on account of any losses, claims, damages, liabilities or litigation arising from the sale of Securities to any person if a copy of the Prospectus was not delivered to such person at or prior to the written confirmation of the sale to such person. This indemnity will be in addition to any liability which the Company may otherwise have.

              (b) The Representative will indemnify and hold harmless the Company, each of its directors, each nominee (if any) for director named in the Prospectus, each of its officers who have signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages or liabilities (which shall, for all purposes of this Agreement, include, but not be limited to, all costs of defense and investigation and reasonable attorneys' fees) to which the Company or any such director, nominee, officer or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or any Blue Sky Application in reliance upon and in conformity with written information furnished to the Company by the Representative specifically for use in the preparation thereof and for any violation by the Representative in the sale of such Shares of any applicable state or federal law or any rule, regulation or instruction thereunder relating to violations based on unauthorized statements by Representative or its representative; provided that such violation is not based upon any violation of such law, rule or regulation or instruction by the party claiming indemnification or inaccurate or misleading information furnished by the Company or its representatives, including information furnished to the Representative as contemplated herein. This indemnity agreement will be in addition to any liability which the Representative may otherwise have.

              (c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section, notify in writing the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, subject to the provisions herein stated, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the indemnified party; provided that the reasonable fees and expenses of such counsel shall be at the expense of the indemnifying party if (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party or (ii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party and in the reasonable judgment of the counsel to the indemnified party, it is advisable under the code of professional responsibility for the indemnified party to be represented by separate counsel (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the indemnified party, which firm shall be designated in writing by all of the indemnified parties). No settlement of any action against an indemnified party shall be made without the consent of the indemnified party, which shall not be unreasonably withheld in light of all factors of importance to such indemnified party. If it is ultimately determined that indemnification is not permitted, then an indemnified party will return all monies advanced to the indemnifying party.


         7.   Contribution.

              In order to provide for just and equitable contribution under the Act in any case in which the indemnification provided in Section 6 hereof is requested but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that the express provisions of
Section 6 provide for indemnification in such case, then the Company and each person who controls the Company, in the aggregate, and the Representative shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (which shall, for all purposes of this Agreement, include, but not be limited to, all reasonable costs of defense and investigation and all reasonable attorneys' fees) (after contribution from others) in such proportions that the Representative is responsible in the aggregate for that portion of such losses, claims, damages or liabilities represented by the percentage that the underwriting discount for each of the Securities appearing on the cover page of the Prospectus bears to the public offering price appearing thereon and the Company shall be responsible for the remaining portion; provided, however, that if such allocation is not permitted by applicable law then allocated in such proportion as is appropriate to reflect relative benefits but also the relative fault of the Company and the Representative and controlling persons, in the aggregate, in connection with the statements or omissions which resulted in such damages and other relevant equitable considerations shall also be considered. The relative fault shall be determined by reference to, among other things, whether in the case of an untrue statement of a material fact or the omission to state a material fact, such statement or omission relates to information supplied by the Company or the Representative and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Representative agree that it would not be just and equitable if the respective obligations of the Company and the Representative to contribute pursuant to this Section 7 were to be determined by pro rata or per capita allocation of the aggregate damages or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 7. No person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. As used in this paragraph, the word "Company" includes any officer, director, or person who controls the Company within the meaning of
Section 15 of the Act. If the full amount of the contribution specified in this paragraph is not permitted by law, then the Representative and each person who controls the Representative shall be entitled to contribution from the Company, its officers, directors and controlling persons, and the Company, its officers, directors and controlling persons shall be entitled to contribution from the Representative to the full extent permitted by law. The foregoing contribution agreement shall in no way affect the contribution liabilities of any persons having liability under Section 11 of the Act other than the Company and the Representative. No contribution shall be requested with regard to the settlement of any matter from any party who did not consent to the settlement; provided, however, that such consent shall not be unreasonably withheld in light of all factors of importance to such party.

         8.   Costs and Expenses.

              (a) Whether or not this Agreement becomes effective or the sale of the Shares to the Representative is consummated, the Company will pay all costs and expenses incident to the performance of this Agreement by the Company including, but not limited to, the fees and expenses of counsel to the Company and of the Company's accountants; the costs and expenses incident to the preparation, printing, filing and distribution under the Act of the Registration Statement (including the financial statements therein and all amendments and exhibits thereto), Preliminary Prospectus and the Prospectus, as amended or supplemented, the fee of the NASD in connection with the filing required by the NASD relating to the offering of the Securities contemplated hereby; all expenses, including reasonable fees and disbursements of counsel to the Representative, in connection with the qualification of the Shares under the state securities or blue sky laws which the Representative shall designate; the cost of printing and furnishing to the Representative copies of the Registration Statement, each Preliminary Prospectus, the Prospectus, this Agreement, and the Blue Sky Memorandum, any fees relating to the listing of the Shares, on Nasdaq or any other securities exchange, the cost of printing the certificates representing the Securities; fees for bound volumes and prospectus memorabilia and the fees of the transfer agent and warrant agent. The Company shall pay any and all taxes (including any transfer, franchise, capital stock or other tax imposed by any jurisdiction) on sales to the Representative hereunder. The Company will also pay all costs and expenses incident to the furnishing of any amended

Prospectus or of any supplement to be attached to the Prospectus as called for in Section 3(a) of this Agreement except as otherwise set forth in said Section.

              (b) In addition to the foregoing expenses, the Company shall at the First Closing Date pay to the Representative a non-accountable expense allowance of $180,000. In the event the overallotment option is exercised, the Company shall pay to the Representative at the Option Closing Date an additional amount in the aggregate equal to 3% of the gross proceeds received upon exercise of the overallotment option. In the event the transactions contemplated hereby are not consummated by reason of any action by the Representative (except if such prevention is based upon a breach by the Company of any covenant, representation or warranty contained herein or because any other condition to the Representative's obligations hereunder required to be fulfilled by the Company is not fulfilled) the Company shall not be liable for any expenses of the Representative, including the Representative's legal fees. In the event the transactions contemplated hereby are not consummated by reason of the Company being unable to perform its obligations hereunder in all material respects, the Company shall be liable for the actual accountable out-of-pocket expenses of the Representative, including reasonable legal fees, not to exceed in the aggregate $100,000.

              (c) Except as disclosed in the Registration Statement, no person is entitled either directly or indirectly to compensation from the Company, from the Representative or from any other person for services as a finder in connection with the proposed offering, and the Company agrees to indemnify and hold harmless the Representative, against any losses, claims, damages or liabilities, joint or several (which shall, for all purposes of this Agreement, include, but not be limited to, all costs of defense and investigation and all reasonable attorneys' fees), to which the Representative or person may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the claim of any person (other than an employee of the party claiming indemnity) or entity that he or it is entitled to a finder's fee in connection with the proposed offering by reason of such person's or entity's influence or prior contact with the indemnifying party.

         9.   Effective Date.

              The Agreement shall become effective upon its execution except that you may, at your option, delay its effectiveness until 11:00 A.M., New York time on the first full business day following the effective date of the Registration Statement, or at such earlier time on such business day after the effective date of the Registration Statement as you in your discretion shall first commence the public offering of the Units. The time of the initial public offering shall mean the time of release by you of the first newspaper advertisement with respect to the Units, or the time when the Shares are first generally offered by you to dealers by letter or telegram, whichever shall first occur. This Agreement may be terminated by you at any time before it becomes effective as provided above, except that Sections 3(c), 6, 7, 8, 12, 13, 14 and 15 shall remain in effect notwithstanding such termination.

         10.  Termination.

              (a) After this Agreement becomes effective, this Agreement, except for Sections 3(c), 6, 7, 8, 12, 13, 14 and 15 hereof, may be terminated at any time prior to the First Closing Date, by you if in your judgment it is impracticable to offer the sale or to enforce contracts made by the Representative for the resale of the Shares agreed to be purchased hereunder by reason of (i) the Company or its Subsidiaries having sustained a material loss, whether or not insured, by reason of fire, earthquake, flood, accident or other calamity, or from any labor dispute or court or government action, order or decree, (ii) trading in securities on the New York Stock Exchange or the American Stock Exchange having been suspended or limited, (iii) material governmental restrictions having been imposed on trading in securities generally (not in force and effect on the date hereof), (iv) a banking moratorium having been declared by federal or New York state authorities, (v) an outbreak of major international hostilities involving the United States or other substantial national or international calamity has occurred, (vi) a pending or threatened material legal or governmental proceeding or action relating generally to the Company's or its Subsidiaries business, or a notification having been received by the Company or its Subsidiaries of the threat of any such proceeding or action, which would materially adversely affect the Company or its Subsidiaries;
(vii) except as contemplated by the Prospectus, the Company or its Subsidiaries is merged or consolidated into or acquired by another company or group or there exists a binding legal commitment for the foregoing or any other material change of ownership or control occurs; (viii) the passage by the Congress of the United States or by any state legislative body of similar impact, of any act or measure, or the adoption of any orders, rules or regulations by any governmental body or any authoritative accounting institute or board, or any governmental executive, which is reasonably believed likely by the Representative to have a material adverse impact on the business, financial condition or financial statements of the Company or its Subsidiaries; (ix) any material adverse change in the financial or securities markets beyond normal market fluctuations having occurred since the date of this Agreement, or (x) any material adverse change having occurred, since the respective dates of which information is given in the Registration Statement and Prospectus, in the earnings, business prospects or general condition of the Company and its Subsidiaries, taken as a whole financial or otherwise, whether or not arising in the ordinary course of business.

              (b) If you elect to prevent this Agreement from becoming effective or to terminate this Agreement as provided in this Section 10, the Company shall be promptly notified by you, by telephone or telegram, confirmed by letter.

         11.  Purchase Option.

              At or before the First Closing Date, the Company will sell the Representative or its designees for a consideration of $100, and upon the terms and conditions set forth in the form of Purchase Option annexed as an exhibit to the Registration Statement, a Purchase Option to purchase an aggregate of 100,000 Shares. In the event of conflict in the terms of this Agreement and the Purchase Option with respect to language relating to the Purchase Option, the language of the Purchase Option shall control.

         12.  Representations and Warranties of the Representative.

              The Representative represents and warrants to the Company that it is registered as a broker-dealer in all jurisdictions in which it is offering the Shares and that it will comply with all applicable state or federal laws relating to the sale of the Shares, including but not limited to, violations based on unauthorized statements by the Representative or its representatives.

         13.  Representations, Warranties and Agreements to Survive Delivery.

              The respective indemnities, agreements, representations, warranties and other statements of the Company and the Representative and the undertakings set forth in or made pursuant to this Agreement will remain in full force and effect until three years from the date of this Agreement, regardless of any investigation made by or on behalf of the Representative, the Company or any of its officers or directors or any controlling person and will survive delivery of and payment of the Shares and the termination of this Agreement.

         14.  Notice.

              Any communications specifically required hereunder to be in writing, if sent to the Representative, will be mailed, delivered or telecopied and confirmed to them at Patterson Travis, Inc., One Battery Park Plaza, New York, New York 10004, with a copy sent to Bernstein & Wasserman, LLP, 950 Third Avenue, New York, New York 10022, Attention: Stuart Neuhauser, or if sent to the Company, will be mailed, delivered or telecopied and confirmed to it at 1770 Motor Parkway, Hauppauge, New York 11788, with a copy sent to Esanu Katsky Korins & Siger, 605 Third Avenue, New York, New York 10158, Attention: Asher S. Levitsky P.C. Notice shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.

         15.  Parties in Interest

              The Agreement herein set forth is made solely for the benefit of the Representative, the Company, any person controlling the Company or the Representative, and directors of the Company, nominees for directors (if any) named in the Prospectus, its officers who have signed the Registration Statement, and their respective executors, administrators, successors, assigns and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include any purchaser, as such purchaser, from the Representative of the Shares.

         16.  Applicable Law.

              This Agreement will be governed by, and construed in accordance with, of the laws of the State of New York applicable to agreements made and to be entirely performed within New York.

         17.  Counterparts.

              This agreement may be executed in one or more counterparts each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties (including by fax, followed by original copies by overnight mail).

         18.  Entire Agreement; Amendments.

              This Agreement constitutes the entire agreement of the parties hereto and supersedes all prior written or oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended except in writing, signed by the Representative and the Company.

              If the foregoing is in accordance with your understanding of our agreement, kindly sign and return this agreement, whereupon it will become a binding agreement between the Company and the Representative in accordance with its terms.

                                         Very truly yours,

                                         TRANS GLOBAL SERVICES, INC.

                                         By:________________________
                                            Name:
                                            Title:

                  The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

                                         PATTERSON TRAVIS, INC.


                                         By:________________________
                                         Name:
                                         Title:

Exhibit 1.2

                               Option to Purchase
                                 100,000 Shares

                           TRANS GLOBAL SERVICES, INC.


                                 PURCHASE OPTION


                            Dated: ________ __, 1997



         THIS CERTIFIES that Patterson Travis, Inc., One Battery Park Plaza, New York, NY 10004 (hereinafter sometimes referred to as the "Holder"), is entitled to purchase from TRANS GLOBAL SERVICES, INC. (hereinafter referred to as the "Company"), at the prices and during the periods as hereinafter specified, up to 100,000 shares of Series G Preferred Stock, par value $.01 per share ("Preferred Stock" or "Shares").

         The Shares have been registered under a Registration Statement on Form SB-2 (File No. 333-_____) declared effective by the Securities and Exchange Commission on ________ __, 1997 (the "Registration Statement"). This Option (the "Option") to purchase 100,000 Shares (the "Option Shares") was originally issued pursuant to an underwriting agreement between the Company and Patterson Travis, Inc. as representative of the several underwriters (the "Representative"), in connection with a public offering of 1,000,000 Shares (the "Public Shares") through the Representative, in consideration of $100.00 received for the Option.

         Except as specifically otherwise provided herein, the Preferred Stock issued pursuant to this Option shall bear the same terms and conditions as described under the caption "Description of Securities" in the Registration Statement, except that the holder shall have registration rights under the Securities Act of 1933, as amended (the "Act"), for the Option, the Preferred Stock and the shares of Common Stock underlying the Preferred Stock, as more fully described in paragraph 6 of this Option.

         1. The rights represented by this Option shall be exercised at the prices, subject to adjustment in accordance with paragraph

8 of this Option, and during the periods as follows:

              (a)  Between ________ __, 1998 (one (1) year from the Effective
Date) and ________ __, 2002, inclusive, the Holder shall have the option to purchase Shares hereunder at a price of $9.90 per Share (subject to adjustment pursuant to paragraph 8 hereof) (the "Exercise Price").

              (b) After ________ __, 2002, the Holder shall have no right to purchase any Option Shares hereunder.

         2. The rights represented by this Option may be exercised at any time within the period above specified, in whole or in part, by (i) the surrender of this Option (with the purchase form at the end hereof properly executed) at the principal executive office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company); (ii) payment to the Company of the Exercise Price then in effect for the number of Option Shares specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the purchase form to the effect that such person(s) agree(s) to be bound by the provisions of paragraph 6 and subparagraphs (b), (c) and (d) of paragraph 7 hereof. This Option shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Option is surrendered and payment is made in accordance with the foregoing provisions of this paragraph 2, and the person or persons in whose name or names the certificates for shares of Preferred Stock shall be issuable upon such exercise shall become the holder or holders of record of such Preferred Stock at that time and date. The Preferred Stock and the certificates for the Preferred Stock and Warrants so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten (10) days, after the rights represented by this Option shall have been so exercised.

         3. This Option shall not be transferred, sold, assigned, or hypothecated for a period of one (1) year from the Effective Date, except that it may be transferred to successors of the Holder, and may be assigned in whole or in part to any person who is an officer of the Holder or selling group member of the offering during such period. Any transfer after one (1) year must be accompanied with an immediate exercise of the Option. Any such assignment shall be effected by the Holder (i) executing the form of assignment at the end hereof and (ii) surrendering this Option for cancellation at the office or agency of the Company referred to in paragraph 2 hereof, accompanied by a certificate (signed by an officer of the Holder if the Holder is a corporation), stating that each transferee is a permitted transferee under this paragraph 3 hereof; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder) a new Option or Options of like tenor and representing in the aggregate rights to purchase the same number of Option Shares as are purchasable hereunder.

         4. The Company covenants and agrees that all shares of Preferred Stock which may be issued as part of the Option Shares purchased hereunder, and the Common Stock which may be issued upon conversion of the Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable. The Company further covenants and agrees that during the periods within which this Option may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of its Preferred Stock to provide for the exercise of this Option and that it will have authorized and reserved a sufficient number of shares of Common Stock for issuance upon the conversion of the Preferred Stock included in the Option Shares.

         5. This Option shall not entitle the Holder to any voting, dividend, or other rights as a stockholder of the Company.

         6. (a) During the period set forth in paragraph l(a) hereof, the Company shall advise the Holder or its transferee, whether the Holder holds the Option or has exercised the Option and holds Option Shares or any of the securities underlying the Option Shares, by written notice at least 30 days prior to the filing of any post-effective amendment to the Registration Statement or of any new registration statement or post-effective amendment thereto under the Act covering any securities of the Company, for its own account or for the account of others (other than a registration statement on Form S-4 or S-8 or any successor forms thereto), and will for a period of five years from the effective date of the Registration Statement, upon the request of the Holder, include in any such post-effective amendment or registration statement, such information as may be required to permit a public offering of the Option, all or any of the Shares underlying the Option, the

Preferred Stock, or the Common Stock issuable upon the conversion of the Preferred Stock (the "Registrable Securities"). The Company shall supply prospectuses and such other documents as the Holder may request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states as such Holder designates provided that the Company shall not be required to qualify as a foreign corporation or a dealer in securities or execute a general consent to service of process in any jurisdiction in any action and do any and all other acts and things which may be reasonably necessary or desirable to enable such Holders to consummate the public sale or other disposition of the Registrable Securities, and furnish indemnification in the manner provided in paragraph 7 hereof. The Holder shall furnish information and indemnification as set forth in paragraph 7 except that the maximum amount which may be recovered from the Holder shall be limited to the amount of proceeds received by the Holder from the sale of the Registrable Securities. The Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the holders of Registrable Securities requested to be included in the registration to include such securities in such underwritten offering on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering advises the holders of Registrable Securities that the total amount of securities which they intend to include in such offering is such as to materially and adversely affect the success of such offering, then the amount of securities to be offered for the accounts of holders of Registrable Securities shall be eliminated, reduced, or limited to the extent necessary to reduce the total amount of securities to be included in such offering to the amount, if any, recommended by such managing underwriter or underwriters (any such reduction or limitation in the total amount of Registrable Securities to be included in such offering to be borne by the holders of Registrable Securities proposed to be included therein pro rata). The Holder will pay its own legal fees and expenses and any underwriting discounts and commissions on the securities sold by such Holder and shall not be responsible for any other expenses of such registration.

              (b) If any 50% holder (as defined below) shall give notice to the Company at any time during the period set forth in paragraph l(a) hereof to the effect that such holder desires to register under the Act this Option or any of the underlying securities contained in the Option Shares underlying the Option under such circumstances that a public distribution (within the meaning of the Act) of any such securities will be involved then the Company will promptly, but no later than 60 days after receipt of such notice, file a post-effective amendment to the current Registration Statement or a new registration statement pursuant to the Act, to the end that the Option, the Shares and/or any of the securities underlying the Option Shares may be publicly sold under the Act as promptly as practicable thereafter and the Company will use its best efforts to cause such registration to become and remain effective for a period of 120 days (including the taking of such steps as are reasonably necessary to obtain the removal of any stop order); provided that such holder shall furnish the Company with appropriate information in connection therewith as the Company may reasonably request in writing. The 50% holder (which for purposes hereof shall mean any direct or indirect transferee of such holder) may, at its option, request the filing of a post-effective amendment to the current Registration Statement or a new registration statement under the Act with respect to the Registrable Securities on only two occasions during the term of this Option. The Holder may at its option request the registration of the Option, the Shares and/or any of the securities underlying the Option Shares in a registration statement made by the Company as contemplated by Section 6(a) or in connection with a request made pursuant to this Section 6(b) prior to acquisition of the Shares issuable upon exercise of the Option and even though the Holder has not given notice of exercise of the Option. The 50% holder may, at its option, request such post-effective amendment or new registration statement during the described period with respect to the Option, the Shares or separately as to the Preferred Stock included in the Option Shares and/or the Common Stock issuable upon the conversion of the Preferred Stock, and such registration rights may be exercised by the 50% holder prior to or subsequent to the exercise of the Option. Within ten business days after receiving any such notice pursuant to this subsection (b) of paragraph 6, the Company shall give notice to the other holders of the Options, advising that the Company is proceeding with such post-effective amendment or registration statement and offering to include therein the securities underlying the Options of the other holders. Each holder electing to include its Registrable Securities in any such offering shall provide written notice to the Company within twenty

(20) days after receipt of notice from the Company. The failure to provide such notice to the Company shall be deemed conclusive evidence of such holder's election not to include its Registrable Securities in such offering. Each holder electing to include its Registrable Securities shall furnish the Company with such appropriate information (relating to the intentions of such holders) in connection therewith as the Company shall reasonably request in writing. All costs and expenses of only one such post-effective amendment or new registration statement shall be borne by the Company, except that the holders shall bear the fees of their own counsel and any underwriting discounts or commissions applicable to any of the securities sold by them.

                   The Company shall be entitled to postpone the filing of any registration statement pursuant to this Section 6(b) otherwise required to be prepared and filed by it if (i) the Company is engaged in a material acquisition, reorganization, or divestiture, (ii) the Company is currently engaged in a self-tender or exchange offer and the filing of a registration statement would cause a violation of Rule 10b-6 under the Securities Exchange Act of 1934, (iii) the Company is engaged in an underwritten offering and the managing underwriter has advised the Company in writing that such a registration statement would have a material adverse effect on the consummation of such offering or (iv) the Company is subject to an underwriter's lock-up as a result of an underwritten public offering and such underwriter has refused in writing, the Company's request to waive such lock-up. In the event of such postponement, the Company shall be required to file the registration statement pursuant to this Section 6(b), within 60 days of the consummation of the event requiring such postponement.

                   The Company will use its best efforts to maintain such registration statement or post-effective amendment current under the Act for a period of at least six months (and for up to an additional three months if requested by the Holder) from the effective date thereof. The Company shall supply prospectuses, and such other documents as the Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states as such holder designates, provided that the Company shall not be required to qualify as a foreign corporation or a dealer in securities or execute a general consent to service of process in any jurisdiction in any action and furnish indemnification in the manner provided in paragraph 7 hereof.

              (c) The term "50% holder" as used in this paragraph 6 shall mean the holder of at least 50% of the Preferred Stock underlying the Option Shares (or the Common Stock issuable upon conversion of the Preferred Stock (considered in the aggregate) and shall include any owner or combination of owners of such securities, which ownership shall be calculated by determining the number of shares of Preferred Stock held by such owner or owners as well as the number of shares of Common Stock then issuable upon conversion of the Preferred Stock.

         7. (a) Whenever pursuant to paragraph 6 a registration statement relating to the Option or any shares or warrants issued or issuable upon the exercise of any Options, is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless each holder of the securities covered by such registration statement, amendment, or supplement (such holder being hereinafter called the "Distributing Holder"), and each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter, against any losses, claims, damages, or liabilities, joint or several, to which the Distributing Holder, any such controlling person or any such underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Distributing Holder and each such controlling person and underwriter for any legal or other expenses reasonably incurred by the Distributing Holder or such controlling person or underwriter in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder or any other Distributing Holder, for use in the preparation thereof.

              (b) The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed said registration statement and such amendments and supplements thereto, each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages, or liabilities, joint and several, to which the Company or any such director, officer, or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, or liabilities arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action.

              (c) Promptly after receipt by an indemnified party under this paragraph 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Paragraph 7.

              (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this paragraph 7 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof.

         8. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of this Option shall be subject to adjustment from time to time upon the happening of certain events as follows:

              (a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Preferred Stock in shares of Preferred Stock, (ii) subdivide or reclassify its outstanding shares of Preferred Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Preferred Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Preferred Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Preferred Stock outstanding immediately prior to such action.

              (b) In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Preferred Stock entitling them to subscribe for or purchase shares of Preferred Stock (or securities convertible into Preferred Stock) at a price (the "Subscription Price") (or having a conversion price per share) less than the current market price of the Preferred Stock (as defined in Subsection (e) below) on the record date mentioned below, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the number of shares then comprising Option Units by the product of the Exercise Price in effect immediately prior to the date of such issuance multiplied by a fraction, the numerator of which shall be the sum of the number of shares of Preferred Stock outstanding on the record date mentioned below and the number of additional shares of Preferred Stock which the aggregate offering price of the total number of shares of Preferred Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at such current market price per share of the Preferred Stock, and the denominator of which shall be the sum of the number of shares of Preferred Stock outstanding on such record date and the number of additional shares of Preferred Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Preferred Stock are not delivered (or securities convertible into Preferred Stock are not delivered) after the expiration of such rights or warrants the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Preferred Stock (or securities convertible into Preferred Stock) actually delivered.

              (c)  Intentionally Omitted.

              (d) Whenever the Exercise Price payable upon exercise of this Option is adjusted pursuant to Subsections (a), (b) or (c) above, the number of Option Shares purchasable upon exercise of this Option shall simultaneously be adjusted by multiplying the number of Option Shares initially issuable upon exercise of this Option by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

              (e) For the purpose of any computation under Subsections (b) or (c) above, the current market price per share of Preferred Stock at any date shall be deemed to be the average of the daily closing prices for 20 consecutive business days before such date. The closing price for each day shall be the last sale price regular way or, in case no such reported sale takes place on such day, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange on which the Preferred Stock is admitted to trading or listed, or if not listed or admitted to trading on such exchange, the average of thehighest reported bid and lowest reported asked prices as reported by NASDAQ, or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price as determined by the Board of Directors.

              (f) No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least fifteen cents ($0.15) in such price; provided, however, that any adjustments which by reason of this Subsection (i) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this
Section 8 to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section 8, as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Preferred Stock, or any subdivision, reclassification or combination of Preferred Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the holders of Preferred Stock or securities convertible into Preferred Stock.

              (g) Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly, but no later than 10 days after any request for such an adjustment by the Holder, cause a notice setting forth the adjusted Exercise Price and adjusted number of Option Shares issuable upon exercise of this Option and, if requested, information describing the transactions giving rise to such adjustments, to be mailed to the Holder, at the address set forth herein, and shall cause a certified copy thereof to be mailed to its transfer agent, if any. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section 8, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

              (h) In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Holder thereafter shall become entitled to receive any shares of the

Company, other than Preferred Stock, thereafter the number of such other shares so receivable upon exercise of this Option shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Subsections (a) to
(g), inclusive above.

              (i) No adjustments shall be made in connection with future public offerings.

              (j) In the event of the occurrence of any of the events set forth in Section 8(a) through (c) above with respect to the Common Stock of the Company, the provisions of Section 8(a) through (i) above shall apply and all references to "Preferred Stock" therein shall be deemed substituted by references to "Common Stock".

         9. This Agreement shall be governed by and in accordance with the laws of the State of New York.

         IN WITNESS WHEREOF, Trans Global Services, Inc., has caused this Option to be signed by its duly authorized officers under its corporate seal, and this Option to be dated ________ __, 1997.

                                           TRANS GLOBAL SERVICES, INC.

                                           By:______________________________
                                              Lewis S. Schiller
                                              Chairman and Chief Executive
                                              Officer


(Corporate Seal)

                                  PURCHASE FORM


                   (To be signed only upon exercise of option)



         THE UNDERSIGNED, the holder of the foregoing Option, hereby irrevocably elects to exercise the purchase rights represented by such Option for, and to purchase thereunder,

____ Shares of Trans Global Services, Inc., herewith makes payment of $______________ therefor, and requests that the certificates for shares of Preferred Stock be issued in the name(s) of, and delivered to __________________ _________________________ whose address(es) is (are) ___________________________
____________________________________________________.


Dated:

                                  TRANSFER FORM


                 (To be signed only upon transfer of the Option)



         For value received, the undersigned hereby sells, assigns, and transfers unto _________________________________ the right to purchase Shares of Trans Global Services, Inc., in the numbers set forth below represented by the foregoing Option to the extent of _____ Shares and appoints ____________________ _________________________________ attorney to transfer such rights on the books of Trans Global Services, Inc., with full power of substitution in the premises.




Dated:




                                      By:  ______________________________



                                        Address:


                                           ______________________________

                                           ______________________________

                                           ______________________________



In the presence of:

Exhibit 1.3

         A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE REGISTRATION STATEMENT HAS BECOME EFFECTIVE, AND ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME PRIOR TO NOTICE OF ITS ACCEPTANCE GIVEN AFTER THE EFFECTIVE DATE.


                           TRANS GLOBAL SERVICES, INC.

          1,000,000 SHARES OF SERIES G PREFERRED STOCK, $.01 PAR VALUE


                           SELECTED DEALERS AGREEMENT




                                                               _______ __, 1997

Dear Sirs:

         1. Patterson Travis, Inc., as representative of the several underwriters (the "Representative"), has agreed to offer on a firm commitment basis, subject to the terms and conditions and execution of the Underwriting Agreement, 1,000,000 shares of Series G Convertible Redeemable Preferred Stock, $.01 par value per share ("Preferred Stock") (hereinafter, collectively referred to as the "Shares"; including any additional Shares offered pursuant to an over-allotment option, the "Firm Shares") of Trans Global Services, Inc. (the "Company"). The Firm Shares are more particularly described in the enclosed Preliminary Prospectus, additional copies of which, as well as the Prospectus (after effective date), will be supplied in reasonable quantities upon request.

         2. The Representative is soliciting offers to buy Shares, upon the terms and conditions hereof, from Selected Dealers, who are to act as principals, including you, who are (i) registered with the Securities and Exchange Commission ("the Commission") as broker-dealers under the Securities Exchange Act of 1934, as amended ("the 1934 Act"), and members in good standing with the National Association of Securities Dealers, Inc. ("the NASD"), or (ii) dealers of institutions with their principal place of business located outside the United States, its territories and possessions and not registered under the 1934 Act who agree to make no sales within the United States, its territories and possessions or to persons who are nationals thereof or residents therein and, in making sales, to comply with the NASD's interpretation with respect to free-riding and withholding. The Shares are to be offered to the public at a price of $6.00 per Share. Selected Dealers will be allowed a concession of not less than __% of the aggregate offering price.

You will be notified of the precise amount of such concession prior to the effective date of the Registration Statement. The offer is solicited subject to the issuance and delivery of the Shares and their acceptance by the Representative, to the approval of legal matters by counsel and to the terms and conditions as herein set forth.

         3. Your offer to purchase may be revoked in whole or in part without obligation or commitment of any kind by you any time prior to acceptance and no offer may be accepted by us and no sale can be made until after the registration statement covering the Shares has become effective with the Commission. Subject to the foregoing, upon execution by you of the Offer to Purchase below and the return of same to us, you shall be deemed to have offered to purchase the number of Shares set forth in your offer on the basis set forth in paragraph 2 above. Any oral notice by us of acceptance of your offer shall be immediately followed by written or telegraphic confirmation preceded or accompanied by a copy of the Prospectus. If a contractual commitment arises hereunder, all the terms of this Selected Dealers Agreement shall be applicable. We may also make available to you an allotment to purchase Shares, but such allotment shall be subject to modification or termination upon notice from us any time prior to an exchange of confirmations reflecting completed transactions. All references hereafter in this Agreement to the purchase and sale of the Shares assume and are applicable only if contractual commitments to purchase are completed in accordance with the foregoing.

         4. You agree that in re-offering the Shares, if your offer is accepted after the Effective Date, you will make a bona fide public distribution of same. You will advise us upon request of the Shares purchased by you remaining unsold, and we shall have the right to repurchase such Shares upon demand at the public offering price less the concession as set forth in paragraph 2 above. Any of the Shares purchased by you pursuant to this Agreement are to be re-offered by you to the public at the public offering price, subject to the terms hereof and shall not be offered or sold by you below the public offering price before the termination of this Agreement.

         5. Payment for Shares which you purchase hereunder shall be made by you on such date as we may determine by certified or bank cashier's check payable in New York Clearinghouse funds to Patterson Travis, Inc. Certificates for the Shares shall be delivered as soon as practicable at the offices of Patterson Travis, Inc., One Battery Park Plaza, New York, NY 10004. Unless specifically authorized by us, payment by you may not be deferred until delivery of certificates to you.

         6. A registration statement covering the offering has been filed with the Commission in respect to the Shares. You will be promptly advised when the registration statement becomes effective. Each Selected Dealer in selling the Shares pursuant hereto agrees (which agreement shall also be for the benefit of the Company) that it will comply with the applicable requirements of the Securities Act of 1933 and of the 1934 Act and any applicable rules and regulations issued under said Acts. No person is authorized by the Company or by the Representative to give any information or to make any representations other than those contained in the Prospectus in connection with the sale of the Shares. Nothing contained herein shall render the Selected Dealers a member of the underwriting group or partners with the Representative or with one another.

         7. You will be informed by us as to the states in which we have been advised by counsel the Shares have been qualified for sale or are exempt under the respective securities or blue sky laws of such states, but we have not assumed and will not assume any obligation or responsibility as to the right of any Selected Dealer to sell Shares in any state.

         8. The Representative shall have full authority to take such action as we may deem advisable in respect of all matters pertaining to the offering or arising thereunder. The Representative shall not be under any liability to you, except such as may be incurred under the Securities Act of 1933 and the rules and regulations thereunder, except for lack of good faith and except for obligations assumed by us in this Agreement, and no obligation on our part shall be implied or inferred herefrom.

         9. Selected Dealers will be governed by the conditions herein set forth until this Agreement is terminated. This Agreement will terminate when the offering is completed. Nothing herein contained shall be deemed a commitment on our part to sell you any Shares; such contractual commitment can only be made in accordance with the provisions of paragraph 3 hereof.

         10. You represent that you are a member in good standing of the National Association of Securities Dealers, Inc. ("Association") and registered as a broker-dealer or are not eligible for membership under Section I of the By-Laws of the Association who agree to make no sales within the United States, its territories or possessions or to persons who are nationals thereof or residents therein and, in making sales, to comply with the NASD's interpretation with respect to free-riding and withholding. Your attention is called to the following: (a)Rules 2730, 2740, 2420 and 2750 of the NASD Conduct Rules of the Association and the interpretations of said Section promulgated by the Board of Governors of such Association including the interpretation with respect to "Free-Riding and Withholding"; (b) Section 10(b) of the 1934 Act and Rules 10b-6 and 10b-10 of the general rules and regulations promulgated under said Act; (c) Securities Act Release #3907; (d) Securities Act Release #4150; and (e) Securities Act Release #4968 requiring the distribution of a Preliminary Prospectus to all persons reasonably expected to be purchasers of Shares from you at least 48 hours prior to the time you expect to mail confirmations. You, if a member of the Association, by signing this Agreement, acknowledge that you are familiar with the cited law, rules and releases, and agree that you will not directly and/or indirectly violate any provisions of applicable law in connection with your participation in the distribution of the Shares.

         11. In addition to compliance with the provisions of paragraph 10 hereof, you will not, until advised by us in writing or by wire that the entire offering has been distributed and closed, bid for or purchase Shares or its component securities in the open market or otherwise make a market in such securities or otherwise attempt to induce others to purchase such securities in the open market. Nothing contained in this paragraph 11 shall, however, preclude you from acting as agent in the execution of unsolicited orders of customers in transactions effectuated for them through a market maker.

         12. You understand that the Representative may in connection with the offering engage in stabilizing transactions. If the Representative contracts for or purchases in the open market in connection with such stabilization any Shares sold to you hereunder and not effectively placed by you, the Representative may charge you the Selected Dealer's concession originally allowed you on the Shares so purchased, and you agree to pay such amount to us on demand.

         13. By submitting an Offer to Purchase you confirm that your net capital is such that you may, in accordance with Rule 15c3-1 adopted under the 1934 Act, agree to purchase the number of Shares you may become obligated to purchase under the provisions of this Agreement.

         14. You agree that (i) you shall not recommend to a customer the purchase of Firm Shares unless you shall have reasonable grounds to believe that the recommendation is suitable for such customer on the basis of information furnished by such customer concerning the customer's investment objectives, financial situation and needs, and any other information known to you, (ii) in connection with all such determinations, you shall maintain in your files the basis for such determination, and (iii) you shall not execute any transaction in Firm Shares in a discretionary account without the prior specific written approval of the customer.

         15. You represent that neither you nor any of your affiliates or associates owns any capital stock of the Company.

         16. All communications from you should be directed to us at the office of Patterson Travis, Inc., One Battery Park Plaza, New York, New York 10004. All communications from us to you shall be directed to the address to which this letter is mailed.

                                     Very truly yours,

                                     PATTERSON TRAVIS, INC.


                                     By:_______________________________
                                         Name:
                                         Title:

ACCEPTED AND AGREED TO AS OF THE ______
DAY OF ____________, 1997

[Name of Dealer]

By: ____________________________
         Its

TO:      Patterson Travis, Inc.
         One Battery Park Plaza
         New York, New York  10004



         We hereby subscribe for __________Shares of Series G Convertible Redeemable Preferred Stock of Trans Global Services, Inc., in accordance with the terms and conditions stated in the foregoing letter. We hereby acknowledge receipt of the Prospectus referred to in the first paragraph thereof relating to said Shares. We further state that in purchasing said Shares we have relied upon said Prospectus and upon no other statement whatsoever, whether written or oral. We confirm that we are a dealer actually engaged in the investment banking or securities business and that we are either (i) a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD") or (ii) a dealer with its principal place of business located outside the United States, its territories and its possessions and not registered as a broker or dealer under the Securities Exchange Act of 1934, as amended, who hereby agrees not to make any sales within the United States, its territories or its possessions or to persons who are nationals thereof or residents therein. We hereby agree to comply with the provisions of Rule 2740 of the NASD Conduct Rules and if we are a foreign dealer and not a member of the NASD, we also agree to comply with the NASD's interpretation with respect to free-riding and withholding, to comply, as though we were a member of the NASD, with the provisions of Rules 2730 and 2750 of the NASD Conduct Rules.

                                    Name of
                                     Dealer:     ____________________________



                                            By:  ____________________________

                                    Address:     ____________________________
                                                 ____________________________

Dated:________, 1997

Exhibit 3.3

                          CERTIFICATE OF DESIGNATION OF

                           TRANS GLOBAL SERVICES, INC.

                 Series G Convertible Redeemable Preferred Stock

         Pursuant to Section 151(g) of the Delaware General Corporation Law, Trans Global Services, Inc., a Delaware corporation (the "Corporation"), does hereby certify as follows:

         1. The following resolution was duly adopted by the Board of Directors of the Corporation on February 4, 1997:

              RESOLVED, that pursuant to Article 4 of the Certificate of Incorporation of this Corporation, there be created a series of the Preferred Stock, par value $.01 per share ("Preferred Stock"), of this Corporation consisting of one million two hundred fifty million (1,250,000) shares, to be designated as the Series G Convertible Redeemable Preferred Stock ("Series G Preferred Stock"), and that the holders of such shares shall have the rights, preferences and privileges set forth in Exhibit A to this Resolution; and it was further

              RESOLVED, that the officers of this Corporation be, and they hereby are, authorized and empowered to execute and file with the Secretary of State of the State of Delaware, a certificate of designation setting forth the rights, preferences and privileges of the holders of the Series G Preferred Stock.

         2. Set forth as Exhibit A to this Certificate of Designation is a true and correct copy of the rights, preferences and privileges of the holders of the Series G Preferred Stock.

         3. All shares of this Corporation's Series A Convertible Participating Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D 6.25% Redeemable Cumulative Preferred Stock, Series E Convertible Participating Preferred Stock and Series F $6 Convertible Preferred Stock having been either converted into shares of this Corporation's Common Stock or acquired by the Corporation and canceled, such series of Preferred Stock have been canceled and the shares formerly designated for such series of Preferred Stock have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such stock is once more designated as part of a particular series by the Corporation's Board of Directors.

         IN WITNESS WHEREOF, Trans Global Services, Inc. has caused this certificate to be signed by the chairman of the board and attested by its
secretary this      th day of April, 1997.


ATTEST:
                                   By:________________________________________
                                      Lewis S. Schiller, Chairman of the Board

__________________________
Grazyna B. Wnuk, Secretary

                                                                      Exhibit A

The designation of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to, the Series G Convertible Preferred Stock are as follows:

         1. Designation and Number of Shares. The designation of this series of one million two hundred fifty thousand (1,250,000) shares of preferred stock, par value $.01 per share ("Preferred Stock"), created by the Board of Directors of the Corporation pursuant to the authority granted to it by the certificate of incorporation of the Corporation is "Series G Convertible Preferred Stock," which is hereinafter referred to as the "Series G Preferred Stock." In the event that the Corporation does not issue the maximum number of shares of Series G Preferred Stock or in the event of the conversion of shares of Series G Preferred Stock into this Corporation's common stock, par value $.01 per share ("Common Stock"), pursuant to Paragraph 4 of this Certification of Designation, or in the event that the Corporation shall redeem, acquire and cancel any shares of Series G Preferred Stock, the Corporation may, from time to time, by resolution of the Board of Directors, reduce the number of shares of Series G Preferred Stock authorized, provided, that no such reduction shall reduce the number of authorized shares to a number which is less than the number of shares of Series G Preferred Stock then issued or reserved for issuance. The number of shares by which the Series G Preferred Stock is reduced shall have the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such stock is once more designated as part of a particular series by the Corporation's Board of Directors.

         2. Dividend Rights.

              (a) (i) The holders of the Series G Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds of this Corporation legally available therefor, cash dividends at an annual rate of twelve cents ($.12) per share, subject to the provisions of Paragraphs 2(c) and (e) of this Certification of Designation. Dividends shall be payable in semi-annual installments. Such installments shall be paid on the dividend payment dates, as hereinafter defined. Dividend payment dates shall be October 1 and April 1 of each year, with the first dividend payment date being October 1, 1997. Dividends shall be payable on the dividend payment dates to holders of Series G Preferred Stock of record on the 15th day of the preceding September and March, respectively. Each semi-annual period ending on the day before a dividend payment date is referred to as a "dividend period." Dividends payable on the first dividend payment date shall accrue from the date of issuance of the first shares of Series G Preferred Stock pursuant to a public offering of the Corporation's securities which include the Series G Preferred Stock.

                  (ii) Dividends payable with respect to the Series G Preferred Stock may be paid in either cash or in shares of the Corporation's common stock, par value $.01 per share ("Common Stock"), as the Corporation's Board of Directors shall determine. If the Board of Directors determines to make payment in shares of Common Stock, the number of shares shall be determined by dividing the dividends payable per shares of common Stock by the value of one share of Common Stock. No fractional shares shall be issued, the Corporation shall pay cash equal to the value of any fractional shares which would be payable. The value per share of Common Stock, for purposes of determining the number of shares of Common Stock to be issued in payment of the dividend and the amount payable with respect to any fractional shares shall be determined as follows. If the Common Stock is listed on the New York or American Stock Exchange or admitted to unlisted trading privileges on either of such exchanges or is traded on The Nasdaq Stock Market or other automated quotation system which provides information as to the last sale price, the value shall be the average of the reported last sale price of one share of Common Stock on such exchange or market for the five trading days preceding the record date for determining holders of Series G Preferred Stock entitled to dividends, or if no such sale is made on any of such days, the average of the closing bid and asked prices for such day on such exchange or market shall be used. If the Common Stock is not so listed or admitted to unlisted trading privileges, the value shall be the average of the mean of the reported last bid and asked prices of one share of Common Stock as reported by Nasdaq or the National Quotation Bureau, Inc. or other similar reporting service selected by the Company's board of directors, for such five trading day period. If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the value of one share of Common Stock shall be an amount, not less than book value, determined in such reasonable manner as may be prescribed by the Board of Directors.

              (b) The amount of any dividends "accrued" on any share of Series G Preferred Stock at any dividend payment date shall be deemed to be the amount of any unpaid dividends accumulated thereon to and including such dividend payment date, whether or not earned or declared, and the amount of dividends "accrued" on any share of Series G Preferred Stock at any date other than a dividend payment date shall be calculated as the amount of any unpaid dividends accumulated thereon to and including the last preceding dividend payment date, whether or not earned or declared, plus an amount calculated on the basis of the annual dividend rate of twelve cents ($.12) per share for the period after such last preceding dividend payment date to and including the date as of which the calculation is made.

             (c) In addition to the dividend payable with respect to the Series G Preferred Stock pursuant to Paragraph 2(a) of this Certificate of Designation (the "Preferred Dividend"), in any dividend period, after payment of or provision for the Preferred Dividend due with respect to such dividend period, the Corporation shall pay with respect to each share of Series G Preferred Stock the same per share dividend as is payable with respect to one share of Common Stock if, and to the extent that, such dividend with respect to the Common Stock is payable during such dividend period. A dividend with respect to the Common Stock shall be deemed to be payable during a dividend period if the record date for determining holders of Common Stock entitled to receive the dividend is during such dividend period.

             (d) Except as provided in this Certification of Designation, no dividends shall be declared or paid or set aside for payment on any class or series of capital stock ranking on a parity with or junior to the Series G Preferred Stock as to dividends for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for payment thereof is set aside for such payment on the Series G Preferred Stock for all dividend periods terminating on or prior to the dividend payment date of such dividends on any such series or class. When dividends are not paid in full upon the shares of Series G Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series G Preferred Stock, all dividends declared upon shares of Series G Preferred Stock and such other series of Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series G Preferred Stock shall in all cases bear to each other the same ratio that the accrued dividends per share on the shares of Series G Preferred Stock and such other series of Preferred Stock bear to each other. Holders of shares of Series G Preferred Stock shall not be entitled to dividends thereon, whether payable in cash, property or stock, in excess of the full cumulative dividends thereon, as provided in this Certification of Designation. No dividend on Series G Preferred Stock shall be declared or paid or set apart for payment with respect to any dividend payment date unless full dividends, including accumulated dividends, if any, on any series or class of capital stock ranking, as to dividends, prior to Series G Preferred Stock which are to have been paid on or prior to such dividend payment date have been or contemporaneously are declared and paid or declared and a sum sufficient for payment thereof has been set aside for all dividend periods for such series or class terminating on or prior to such dividend payment date.

              (e) As long as any shares of Series G Preferred Stock are outstanding, no dividends (other than a dividend in any series or class of capital stock ranking junior to Series G Preferred Stock as to both dividends and payments in the event of voluntary or involuntary dissolution, liquidation or winding up), shall be declared or paid or set aside for payment and no other distribution shall be declared or made upon any such junior series or class of capital stock, and no such junior series or class of capital stock or any series of Preferred Stock on a parity with Series G Preferred Stock as to both dividends and payments in the event of voluntary and involuntary dissolution, liquidation or winding up shall be redeemed, purchased or otherwise acquired for any consideration by the Corporation or by any subsidiary (which shall mean any corporation or entity, the majority of voting power to elect directors of which is held directly or indirectly by the Corporation), except by conversion into or exchange for any such junior series or class of capital stock; unless, in each case, the full cumulative dividends on all outstanding shares of Series G Preferred Stock shall have been paid in full for all past dividend periods or unless the holders of a majority of the Series G Preferred Stock then outstanding shall consent thereto.

              (f) In the event that any holder of Series G Preferred Stock shall surrender his shares for conversion pursuant to the provisions of Paragraph 4 of this Certification of Designation, the holder shall be entitled to dividends to the extent provided for in Paragraph 4(d) of this Certification of Designation.

         3. Voting Rights.

              (a) Except as otherwise required by law, the holders of the Series G Preferred Stock shall have no voting rights.

              (b) The Corporation is not restricted from creating other series of Preferred Stock which may be senior or junior to or on a parity with the Series G Preferred Stock as to dividends and/or on voluntary or involuntary dissolution, liquidation or winding up without the consent of the holders of the Series G Preferred Stock.

         4. Conversion into Common Stock.

              (a) Each holder of the Series G Preferred Stock will have the right, at any time commencing one year from the date (the "Public Offering Date") on which the first registration statement under the Securities Act of 1933, as amended, relating to an offering by the Corporation of securities which includes the Series G Preferred Stock is declared effective by the Securities and Exchange Commission, or earlier with the consent of the Corporation and the representative of the underwriters with respect to such offering, to convert any shares of Series G Preferred Stock into shares of Common Stock at the conversion rate hereinafter defined (the "Conversion Rate"). The consent of the Corporation shall be evidenced by a resolution of the Board of Directors and shall relate to all of the shares of Series G Preferred Stock,

              (b) The Conversion Rate shall mean the number of shares of Common Stock issuable upon conversion of one (1) share of Series G Preferred Stock. The Conversion Rate shall be six (6) shares of Common Stock, subject to adjustment as provided in Paragraph 4(e) of this Certificate of Designation.

              (c) Conversion of the Series G Preferred Stock shall be effected by surrender of the certificate representing the shares of Series G Preferred Stock being converted to the transfer agent for the Series G Preferred Stock, or, if none shall have been appointed, to the Corporation, together with the form of notice of election to convert as may be provided from time to time by the Corporation.

              (d) No payment or adjustment shall be made upon any conversion or on account of any accrued dividends on the Series G Preferred Stock or the Common Stock issued upon such conversion. Shares of Series G Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the day of the surrender for conversion of the certificate therefor, together with the form of notice of election provided by the Corporation duly signed by the holder thereof, and the person or persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock as of such time. As promptly as practicable on or after the conversion date, the Corporation or its transfer agent shall issue and shall deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with a cash payment in lieu of any fraction of any share, as hereinafter provided, to the person or persons entitled to receive the same. Notwithstanding the foregoing provisions of this Paragraph 4(d) if, at the time of conversion, there shall be accumulated but unpaid dividends, other than any dividend payable with respect to a record date subsequent to the date of such conversion, the Corporation shall, at the time of such conversion, pay to the converting holder of Series G Preferred Stock the amount of such unpaid dividends.

              (e) The Conversion Rate shall be subject to adjustment as follows:

                  (i) In case the Corporation shall after the date this Certificate of Designation is filed (the "Filing Date"), (A) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock, (B) subdivide, split or reclassify its outstanding Common Stock into a greater number of shares, (C) effect a reverse split or otherwise combine or reclassify its outstanding Common Stock into a smaller number of shares, or (D) issue any shares by reclassification of its shares of Common Stock, the Conversion Rate in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of the shares of Series G Preferred Stock converted after such date shall be entitled to receive the aggregate number and kind of shares which, if such shares had been converted immediately prior to such time, he would have owned upon such conversion and been entitled to receive upon such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed in this Paragraph 4(e)(i) shall occur.

                  (ii) No increase or decrease in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent (1%); provided, however, that any adjustments which by reason of this Paragraph 4(e)(ii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Paragraph 4(e) shall be made to the nearest one-hundredth (1/100) of a share.

                  (iii) The Corporation may retain a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular accountants employed by the Corporation) to make any computation required by this Paragraph 4(e), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

                  (iv) In the event that at any time, as a result of an adjustment made pursuant this Paragraph 4(e), the holder of shares of Series G Preferred Stock thereafter shall become entitled to receive any shares of the Corporation, other than Common Stock, thereafter the number of such other shares so receivable upon conversion of shares of Series G Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Paragraph 4.

                  (v) In addition to the adjustments provided for in this Paragraph 4(e), the Corporation may modify the Conversion Rate in a manner which will increase the number of shares of Common Stock issuable upon conversion of the Series G Preferred Stock if the Corporation believes that such adjustment is necessary or desirable in order to avoid adverse Federal income tax consequences to the holders of the Common Stock.

              (f) Whenever the Conversion Rate shall be adjusted as required by the provisions of Paragraph 4(e) of this Certificate of Designation, the Corporation shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Conversion Rate, setting forth in reasonable detail the facts requiring such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by any holder of shares of Series G Preferred Stock, and the Corporation shall, forthwith after each such adjustment, mail a copy of such certificate by first class mail to the holder of Series G Preferred Stock at such holders' addresses set forth in the Corporation's books and records.

              (g)  In case:

                  (i) the Corporation shall pay any dividend or make any distribution upon Common Stock (other than a regular cash dividend payable out of retained earnings or cash supplies); or

                  (ii) the Corporation shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights, or

                  (iii) any reclassification of the capital stock of the Corporation, consolidation or merger of the Corporation with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Corporation to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Corporation shall be effected;

then in any such case, the Corporation shall cause to be mailed by first class mail to the record holders of Series G Preferred Stock at least ten (10) days prior to the date specified in (A) and (B) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (A) a record is to be taken for the purpose of such dividend, distribution or rights, or (B) such reclassification, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

              (h) In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Corporation, or in case of any consolidation or merger of the Corporation into another corporation (other than a merger with a subsidiary in which merger the Corporation is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock or the class issuable upon conversion of Series G Preferred Stock) or in case of any sale, lease or conveyance to another corporation of the property of the Corporation as an entirety, the Corporation shall, as a condition precedent to such transaction, cause effective provisions to be made so that the holder of the Series G Preferred Stock shall have the right thereafter by converting the Series G Preferred Stock, to receive the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been received upon conversion of the Series G Preferred Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Certificate of Designation. The foregoing provisions of this Paragraph 4(h) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

              (i) In the event that, on the date any shares of Series G Preferred Stock are presented for conversion, the market price of the Common Stock is less than the Trigger Price, as hereinafter defined, per share, the Conversion Rate then in effect shall be adjusted to an adjusted Conversion Rate determined by dividing six dollars ($6.00) by the greater of (i) the market price of the Common Stock, which shall be the average of fair market value, determined in a manner consistent with Paragraph 4(j) of this Certificate of Designation, of the Common Stock during the ten (10) trading days prior to the date the shares of Preferred Stock are presented for conversion, or (ii) the Floor Price, as hereinafter defined, per share. The Trigger Price per share shall mean one dollar ($1.00), and the Floor Price per share shall mean fifty cents ($.50), each of such prices to be adjusted in the manner set forth in Paragraph 4(e)(i) of this Certificate of Designation for any such events which shall have occurred subsequent to the Filing Date and prior to the date such shares of Series G Preferred Stock are presented for conversion. In the event that any event described in said Paragraph 4(e)(i) shall occur during the ten
(10) day period referred to in this Paragraph 4(i), appropriate adjustments shall be made with respect to the closing prices of the Common Stock prior to the date of such event. The date the shares of Series G Preferred Stock are presented for conversion shall mean the date that the certificate representing the Series G Preferred Stock, duly endorsed for conversion, is received by the Company's transfer agent.

              (j) No fractional shares or script representing fractional shares shall be issued upon the conversion of shares of Series G Preferred Stock. If, upon conversion of any shares of Series G Preferred Stock as an entirety, the holder would, except for the provisions of this Paragraph 4(i), be entitled to receive a fractional share of Common Stock, then an amount equal to such fractional share multiplied by the fair market value per share of the Corporation's Common Stock on the last business day prior to the date of conversion. The fair market value per shall mean the closing price (or average of the closing high bid and low asked prices if there is no sale on such date) on the Nasdaq Stock Market or the New York or American Stock Exchange, if the Common Stock is admitted to trading or listed on the such market or stock exchange, or if not so listed or admitted to trading, the average of the reported highest bid and lowest asked prices as reported by Nasdaq or the National Quotation Bureau, Inc. or similar reporting service selected by the Board of Directors, or if no such prices are available, the current market value shall be determined in good faith by the Board of Directors.

              (k) The Corporation shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock the full number of shares of Common Stock then issuable upon the conversion of all shares of Series G Preferred Stock then outstanding.

              (l) The Common Stock issuable upon conversion of the Series G Preferred Stock shall, when so issued, be duly and validly authorized and issued, fully paid and nonassessable.

         5. Redemption.

              (a) The Corporation may, at any time commencing one (1) year after the Public Offering Date, redeem the Series G Preferred Stock in whole at any time or in part from time to time upon not less than thirty (30) nor more than sixty (60) days' prior written notice at the redemption price per share of six and no/100 dollars ($6.00) dollars. The Corporation is not required to provide for the redemption of any shares of Series G Preferred Stock through the operation of a sinking fund. Any determination by the Corporation to redeem any or all of the Series G Preferred Stock shall by made by the Corporation's Board of Directors.

              (b) The date on which the Corporation is to redeem any Series
G Preferred Stock pursuant to Paragraph 5(a) of this Certificate of Designation is referred to as the "Redemption Date" with respect to the shares of Series G Preferred Stock being redeemed. From and after the close of business on the business day immediately preceding the Redemption Date, any shares of Series G Preferred Stock as to which the Corporation shall have exercised its right of redemption shall cease to have any voting, dividend or other rights, and the holder of such shares shall only have the right to receive payment of the redemption price; provided, however, that this Paragraph 5(b) shall not apply if the Corporation shall default in the payment of the redemption price.

              (c) In the event that the Corporation redeems only a portion of the Series G Preferred Stock, the Corporation shall redeem such shares in a manner which approximates a prorata redemption of the holders of the Series G Preferred Stock, and in making such redemption, the Corporation may fully redeem holders of Series G Preferred Stock whose holdings are insubstantial relative to the number of Series G Preferred Stock being redeemed.

              (d) If any dividends on Series G Preferred Stock are in arrears, no purchase or redemption shall be made of any stock ranking junior to or on a parity with Series G Preferred Stock as to dividends or upon liquidation (other than a purchase or redemption made by issuance for delivery of such junior stock); provided, however, that any monies theretofore deposited in any sinking fund with respect to any Preferred Stock of the Corporation in compliance with the provisions of such sinking fund thereafter may be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund regardless of whether at the time of such application full cumulative dividends upon shares of Series G Preferred Stock outstanding to the end of the last completed dividend period shall have been paid or declared and set aside for payment; and provided, further, however, that the foregoing shall not prevent the purchase of shares of Preferred Stock ranking on a parity with Series G Preferred Stock as to dividends and upon liquidation, dissolution or winding up pursuant to a purchase or exchange offer made on the same terms to the holders of all the outstanding Preferred Stock so ranking on a parity with Series G Preferred Stock as to dividends and upon liquidation, dissolution of winding up.

              (e) Any shares of Series G Preferred Stock which shall at any time have been redeemed, shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such stock is once more designated as part of a particular series by the Corporation's Board of Directors.

         6. Liquidation Rights.

              (a) In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of the Series G Preferred Stock shall be entitled to receive out of the assets of the Corporation an amount per share equal to six and no/100 dollars ($6.00) per share, plus a sum equal to all unpaid dividends theretofore declared before any payment or distribution upon dissolution, liquidation or winding up shall be made on any series or class of capital stock ranking junior to Series G Preferred Stock as to such payment or distribution, and after all such payments or distributions have been made on any series or class of capital stock ranking senior to the Series G Preferred Stock as to such payment or distribution.

              (b) After payment of the preference set forth in Paragraph 6(a)(i) of this Certification of Designation, the holders of the Series G Preferred Stock shall have no right to any further payment with respect to their shares of Series G Preferred Stock.

              (c) The sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall be deemed a voluntary dissolution, liquidation or winding up of the Corporation for purposes of this Paragraph 6. The merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation, shall not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Paragraph 6; provided, however, that the merger or consolidation of the Corporation into another corporation shall be deemed to be a voluntary dissolution, liquidation or winding up of the Corporation for the purposes of this Paragraph 6, unless either (i) the holders of all shares of Series G Preferred Stock outstanding upon the effectiveness of such merger or consolidation shall have the right, upon such effectiveness, to receive for each share of Series G Preferred Stock held by them upon such effectiveness, one share of preferred stock of the resulting or surviving corporation, which share shall have, to the extent practicable, dividend and voting rights and rights upon dissolution, liquidation or winding up reasonably equivalent to those of such share of Series G Preferred Stock, and shall have the right to convert such share of preferred stock into the number of shares of stock or other securities or property receivable upon such merger or consolidation, as the case may be, by a holder of the number of shares of Common Stock into which such share of Series G Preferred Stock was convertible immediately prior to such merger or consolidation, subject to adjustment as provided in Paragraph 4 of this Certification of Designation, or
(ii) the merger or consolidation was approved by the holders of a majority of the shares of Series G Preferred Stock then outstanding either at a meeting of such stockholders or by a written consent in lieu of a meeting. The provisions of this Paragraph 6(c) shall not be construed to limit the obligations of the Corporation pursuant to Paragraph 4(h) of this Certification of Designation.

              (d) In the event the assets of the Corporation available for distribution to the holders of shares of Series G Preferred Stock upon dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to Paragraph 6(a) of this Certification of Designation, no such distribution shall be made on account of any shares of any other class or series of capital stock of the Corporation ranking on a parity with the shares of Series G Preferred Stock upon such dissolution, liquidation or winding up unless proportionate distributive amounts shall be paid on account of the shares of Series G Preferred Stock, ratably, in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

              (e) Upon the dissolution, liquidation or winding up of the Corporation, the holders of shares of Series G Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to Paragraph 6(a)(i) of this Certification of Designation before any payment shall be made to the holders of any class of capital stock of the Corporation ranking junior upon liquidation to Series G Preferred Stock.

         7. Rank of Series. For purposes of this Certification of Designation, any stock of any series or class of the Corporation shall be deemed to rank:

              (a) prior to the shares of Series G Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of Series G Preferred Stock;

              (b) on a parity with shares of Series G Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fund provisions, if any, be different from those of Series G Preferred Stock, if the holders of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority, one over the other, as between the holders of such stock and the holders of shares of Series G Preferred Stock;

              (c) junior to shares of Series G Preferred Stock as to dividends or upon liquidation, dissolution or winding up, as the case may be, if such class shall be Common Stock or if the holders of shares of Series G Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or classes.

         8. No Preemptive Rights. No holder of the Series G Preferred Stock shall, as such holder, be entitled as of right to purchase or subscribe for any shares of stock of the Corporation of any class or any series now or hereafter authorized or any securities convertible into or exchangeable for any shares, or any warrants, options, rights or other instruments evidencing rights to subscribe for or purchase any such shares, whether such shares, securities, warrants, options, rights or other instruments be unissued or issued and thereafter acquired by the Corporation.

         9. Transfer Agent and Registrar. The Corporation may appoint a transfer agent and registrar for the issuance, transfer and conversion of the Series G Preferred Stock and for the payment of dividends to the holders of the Series G Preferred Stock.